Exhibit 99.3

KINROSS

2011 ANNUAL REPORT

KINROSS GOLD CORPORATION 2011 ANNUAL REPORT

2011 ANNUAL REPORT KINROSS GOLD CORPORATION 2011 ANNUAL REPORT

KINROSS GOLD is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).
OUR YEAR IN REVIEW
02 LETTER TO SHAREHOLDERS
05 TRACKING OUR PROGRESS
06 DELIVERING RESULTS
08 ADVANCING GROWTH
11 TAKING RESPONSIBILITY
14 CORPORATE GOVERNANCE
15 KINROSS MANAGEMENT TEAM AND DIRECTORS
16 FINANCIAL REVIEW
IBC CORPORATE INFORMATION

1.6 1.8 2.2 2.3 2.6
07 08 09 10 11
Record Production
(million gold equivalent ounces) (attributable) 3
1,093 1,617 2,412 3,010 3,943
07 08 09 10 11
Record Revenue
($ millions)
368 421 437 506 596
07 08 09 10 11
Production Cost of Sales 2, 6
($ per gold equivalent ounce) (attributable) 3
OUR TRACK RECORD
Over the past several years, Kinross has established a strong record of growing production and revenue, expanding margins and increasing adjusted operating cash flow.
(in millions, except ounces, per share amounts, gold price, and production cost of sales per equivalent ounce) 2011 2010 2009 6
Financial
Revenue $3,943.3 $3,010.1 $2,412.1
Net cash flow provided from operating activities $1,416.9 $1,002.2 $785.6
Adjusted operating cash flow 2 $1,598.7 $1,109.6 $937.2
Adjusted operating cash flow per share 2 $1.41 $1.35 $1.36
Impairment charges $2,937.6 $— $—
Net earnings (loss) attributed to common shareholders 4 $(2,073.6) $759.7  $309.9
Earnings (loss) per share
Basic $(1.83) $0.92 $0.45
Diluted $(1.83) $0.92 $0.44
Adjusted net earnings attributed to common shareholders 2 $871.8 $486.4 $304.9
Adjusted net earnings per share 2 $0.77 $0.59 $0.44
Capital expenditures $1,651.5 $628.3 $481.2
Operating
Total gold equivalent ounces produced 5 2,702,573 2,527,695 2,470,042
Total gold equivalent ounces sold 5 2,701,358 2,537,175 2,487,076
Attributable gold equivalent ounces produced 3 2,610,373 2,334,104 2,238,665
Attributable gold equivalent ounces sold 3 2,611,287 2,343,505 2,251,189
Average realized gold price per ounce $1,502 $1,191 $967
Consolidated production cost of sales per equivalent ounce sold 2 $591 $492 $421
Attributable production cost of sales per equivalent ounce sold 2, 3 $596 $506 $437
Proven and probable gold reserves (million ounces) 62.6 62.4 51.0
Measured and indicated gold resources (million ounces) 25.4 17.7 16.6
Inferred gold resources (million ounces) 20.1 24.0 16.2
Proven and probable silver reserves (million ounces) 84.9 90.9 102.9
Proven and probable copper reserves (million pounds) 1,444 1,446 2,891
All figures are cited in U.S. dollars unless otherwise indicated.

46.6 45.6 51.0 62.4 62.6
07 08 09 10 11
Proven and Probable Gold Reserves
(million gold ounces)
11.1 13.7 16.6 17.7 25.4
07 08 09 10 11
Measured and Indicated Gold Resources
(million gold ounces)
7.0 20.8 16.2 24.0 20.1
07 08 09 10 11
Inferred Gold Resources
(million gold ounces)
THE KINROSS WAY
Our Core Purpose
To lead the world in generating value through responsible mining
Our Values
Putting people first
Outstanding corporate citizenship
High performance culture
Rigorous financial discipline
For all references to Kinross’ 2011 mineral reserves and mineral resources throughout the report, refer to Kinross’ Mineral Reserve and Mineral Resource Statement at December 31, 2011, located at the end of this report. For references to Kinross’ 2010 mineral reserves and mineral resources, see Kinross’ 2010 Annual Report located at Kinross.com. This report contains forward-looking information that is subject to risks and assumptions set out in the Cautionary Statement on Forward-Looking Information located on page F146.
1 Attributable margin per gold equivalent ounce sold is a non-GAAP measure and is defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
2 Adjusted net earnings attributed to common shareholders, adjusted net earnings per share, adjusted operating cash flow, consolidated production cost of sales per equivalent ounce sold, and attributable production cost of sales per gold equivalent ounce sold figures used throughout this report are non-GAAP financial measures. For the definition and reconciliation of these non-GAAP measures, refer to Section 12, Supplemental Information of Management’s Discussion and Analysis, in this report. Adjusted operating cash flow per share, also a non-GAAP measure, is defined as “adjusted operating cash flow” divided by the “weighted average number of common shares outstanding (basic)”. The weighted average number of common shares outstanding (basic) during the year ended December 31, 2011 was 1,136.0 million (2010: 824.5 million; 2009: 691.5 million).
3 “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, and 100% thereafter) and Chirano (90%) production.
4 Reported net loss includes a non-cash goodwill impairment charge of $2,937.6 million in 2011.
5 Total includes 100% of Kupol and Chirano production.
6 Figures reported for 2007 to 2009, throughout this report, have not been restated to conform with International Financial Reporting Standards and are presented in accordance with Canadian generally accepted accounting principles.

Our operations and projects
Our diversified portfolio of assets is located in some of the world’s best gold districts
OPERATING MINES
GROWTH PROJECTS
CORPORATE OFFICE, TORONTO, CANADA
Visit Kinross.com to learn more about Kinross’ operations and growth projects. Follow us on Twitter@KinrossGold.
Kinross delivered record production, revenue, margins, adjusted net earnings and adjusted operating cash flow in 2011, reflecting the strength of our portfolio of 10 operating mines. We completed the initial phase of our major expansion at Tasiast, which remains at the forefront of our project pipeline in a prudent and disciplined growth strategy designed to maximize returns and long-term shareholder value.
2011 HIGHLIGHTS
31% INCREASE IN REVENUE
With pure gold production from our suite of 10 operating mines, and a rising gold price, Kinross increased its revenue to a record $3.9 billion in 2011.
32% INCREASE IN MARGIN PER OUNCE SOLD
Kinross’ 2011 attributable margin per gold equivalent ounce sold 1 was a record $906. Margins have increased 175% since 2007, continuing to outpace the rise in the average realized gold price per ounce.
44% INCREASE IN ADJUSTED OPERATING CASH FLOW
Kinross ended the year in a strong financial position, supported by record adjusted operating cash flow of $1.6 billion. As a result of our solid performance, we increased our semi-annual dividend by 33%.
01
KINROSS GOLD 2011 ANNUAL REPORT

LETTER TO SHAREHOLDERS
Tye Burt, President and CEO
For Kinross, 2011 was a year of both achievements and challenges.
For the gold industry as a whole, it was a year of rising gold prices, but also rising capital and operating costs, with construction markets pressured by the number and scale of new mining projects worldwide — a new reality for both current gold operations and growth projects everywhere.
In this environment, Kinross delivered record gold equivalent production, revenue, cash flow, and margins, and finished the year with a strong balance sheet. Our adjusted net earnings were also at record levels, but due to a significant non-cash goodwill impairment charge, we reported a net loss for the year.
We advanced our growth projects, and completed key enhancements at our existing operations. Given the extent of our growth program, we also experienced the impact of industry-wide capital cost escalation, which we are vigorously addressing with a stringent approach to capital allocation I will outline below.
We achieved solid performance in health and safety, environment, governance, and corporate responsibility. To meet our growth demands, we stepped up recruitment, invested in our people through training and development, and strengthened our global management team.
We also implemented a new organizational model to drive accountability to a regional and site level.
Unfortunately, our strong operating and financial results were not reflected in our share price performance, which disappointed our investors, our Board, and our management team.
We entered 2012 with increased resolve to build on our achievements and address our challenges. In this letter, I will review highlights of our 2011 performance in more detail, and most importantly, outline the proactive steps we are taking to create value for our investors both for the near and long term.
I would like to emphasize three key points:
First, Kinross today is in a strong operating and financial position, with an aggregate gold reserve and resource estimate of over 100 million ounces 1, and pure gold production from 10 operating mines generating strong cash flows;
Second, Tasiast, with its approximately 20-million-ounce mineral resource base and district potential, remains an exceptional opportunity, and the cornerstone asset in Kinross’ long-term growth strategy; and
Third, we are taking a rigorous and measured approach to project development and capital allocation, with the determination to maintain our financial strength and deliver a competitive return to our shareholders.
Our performance in 2011 confirmed the strength of our operating mines. We delivered on our annual market guidance both for production and cost of sales, with record production of over 2.6 million ounces, a 12% increase over 2010, at an average production cost of sales of $596 per equivalent ounce sold.
In a robust gold market, with an average realized gold price of $1,502 per ounce, we generated total revenues of over $3.9 billion, an increase of 31% compared with 2010. Adjusted operating cash flow increased by 44% to $1.6 billion, or $1.41 per share. Our average attributable margin per ounce sold was $906, a 32% increase over 2010.
Adjusted net earnings for the year were $872 million, a 79% increase over 2010. However, the Company reported a net loss attributable to common shareholders of $2,073.6 million for the year, or $1.83 per share, due to a non-cash impairment charge of $2,937.6 million, described in more detail on page six of this report.
1 Comprised of 62.6 million ounces of proven and probable mineral reserves, 25.4 million ounces of measured and indicated mineral resources and 20.1 million ounces of inferred mineral resources.
02
KINROSS GOLD 2011 ANNUAL REPORT

In a robust gold market, with an average realized gold price of $1,502 per ounce, we generated total revenues of over $3.9 billion, an increase of 31% over the previous year.
Based on our strong operating performance and cash flow — and our expectation of continued strong cash flow in 2012 — we were pleased to announce a 33% increase in our semi-annual dividend.
Like the rest of the industry, along with higher gold prices, Kinross has also experienced higher costs — for materials, labour, energy, engineering, and equipment. For Kinross, this resulted in increased cost pressures both at our existing mines and at our growth projects.
Given the significant capital requirements to develop our growth pipeline, and this backdrop of cost escalation, as well as increased global market volatility, we took firm action early in 2012 by announcing a capital and project optimization process for our major growth projects.
The objective of this process is simple: to build our world-class project portfolio while taking a measured and cautious approach to capital spending. In so doing, we aim to maintain a conservative liquidity and debt leverage postion, and provide an appropriate return to Kinross’ shareholders as we grow.
To achieve this, we’ve taken several actions. We have proactively established more stringent parameters for capital allocation and project development. Based on current forecasts and assumptions, we expect to allocate approximately $1.0 to $1.5 billion for growth projects annually for the next two to three years. In future years, annual capital allocations for growth projects may vary, depending on gold price, projected cash flow, sustaining capital and projected dividend payments.
As part of this commitment, we have made decisions about project sequencing and prioritization. Tasiast is our top development priority, while we are extending the development timelines for Lobo-Marte and Fruta del Norte (FDN).
We continue to be excited by Tasiast’s potential. Since acquiring Red Back, we have significantly expanded aggregate gold reserves and resources at Tasiast to over 20 million ounces 2. In 2011, we completed an initial expansion phase with the addition of a new dump leach facility and Adsorption, Desorption and Refining (ADR) plant. In 2012, we are advancing infrastructure construction and preproduction development at site.
Using updated mineral resource data from 2011 drilling, we continue to assess the economics of various ore processing options for the next phase of the Tasiast expansion — milling, heap leaching and different combinations of both. We expect to make a preliminary selection of a processing option in 2012, and to start building the new production facilities in mid-2013, with production ramp-up targeted for 2015.
The Dvoinoye project in Russia remains on budget and on schedule. We expect to begin processing high-grade Dvoinoye ore at the Kupol mill in the second half of 2013.
We are continuing development work and permitting at Lobo-Marte in Chile’s Maricunga district and at FDN in Ecuador. At Lobo-Marte, we are completing permitting, project optimization studies, and further drilling at the Valy deposit. We are targeting completion of the Lobo-Marte feasibility study in 2013.
At FDN, we are continuing negotiations with the government of Ecuador on an enhanced economic package for developing the project. We expect to proceed with FDN only when we are satisfied with the terms of the final exploitation and investment protection agreements and when we have made a positive decision to construct the mine following the completion of feasibility work.
This careful, measured approach to growth prioritizes our project suite not just for top-line production growth, but also according to increased investment returns, reduced execution risk and optimized long-term value.
2 Comprised of 7.5 million ounces of proven and probable mineral reserves, 11.1 million ounces of measured and indicated mineral resources and 1.9 million ounces of inferred mineral resources.
03
KINROSS GOLD 2011 ANNUAL REPORT

SENIOR LEADERSHIP TEAM (pictured left to right)
Meanwhile, through our global exploration efforts, we continue to increase the size of — and our confidence in — our mineral resource base. We ended 2011 with approximately 63 million gold ounces of proven and probable mineral reserves, 25 million gold ounces of measured and indicated mineral resources, and 20 million ounces of inferred mineral resources.
In 2012, we will seek to deliver mineral resource growth and expand mineral reserves, while also exploring promising new targets.
At Tasiast, we deployed the drill rigs previously focused on infill drilling and are targeting high-quality targets along the 75 kilometres of greenstone belt held under license by Kinross. At La Coipa, we are aggressively exploring our new discovery at Pompeya.
In all that we do, our commitment to corporate responsibility continues to play an integral role. Our approach is grounded in annually-updated Site Responsibility Plans, helping to ensure a consistent approach to community engagement on issues of greatest interest where we operate. In 2011, we were named to the Dow Jones Sustainability World Index (DJSI World) for the first time.
In a market that is often focused on a short-term horizon, we are making development and capital decisions for the next 10 to 20 years. We successfully executed our last major phase of disciplined growth from 2006 to 2009, and we are now positioned to deliver the next phase. Our sights remain firmly set on long-term value creation — for our shareholders, employees, and the communities where we operate.
To reiterate: we are in a strong operating and financial position, as proven by record 2011 operating results, with pure gold production from 10 operating mines. We have one of the world’s most exciting new gold developments at Tasiast, the cornerstone asset anchoring our growth strategy. And we have set a prudent path by applying stringent parameters to our capital allocation.
To our employees, we thank you for your dedicated efforts and accomplishments, and commitment to the values that define how we work together. To our shareholders, we thank you for your continued support, and remain determined to reward your loyalty in the months and years ahead.
Tye Burt, President and CEO
TYE W. BURT
President and Chief Executive Officer
PAUL H. BARRY
Executive Vice-President and Chief Financial Officer
LISA J. COLNETT
Senior Vice-President, Human Resources and Corporate Services
JAMES CROSSLAND
Executive Vice-President, External Relations and Corporate Responsibility
GEOFFREY P. GOLD
Executive Vice-President and Chief Legal Officer
BRANT E. HINZE
Executive Vice-President and Chief Operating Officer
J. PAUL ROLLINSON
Executive Vice-President, Corporate Development
04
KINROSS GOLD 2011 ANNUAL REPORT

TRACKING OUR PROGRESS
2011 FOUR-POINT PLAN
01: Deliver mine and financial performance
Achieve budgeted production, cost and capex targets
Deploy common business processes aimed at improving efficiencies and reducing costs
Upgrade mine and financial planning/ forecasting capability
Implement Company-wide capital efficiency program
Advance continuous improvement for mining at all operations
03: Elevate the “Kinross Way”
Develop and implement industry-leading environment, health and safety (EHS) programs
Implement Site Responsibility Plans (SRPs) and enhance governance practice
Expand awareness of Kinross values, culture and the “Kinross Way” among all employees
Promote Kinross brand and reinforce reputation among key external stakeholder groups
Expand investor base
02: Develop best talent, best teams
Enhance organizational effectiveness
Build bench-strength in critical skill areas with priority on operations, technical/ mine planning, projects, exploration
Develop and implement comprehensive recruitment, retention and employee training programs for 2011 to 2014
Expand and enhance talent and succession management
Implement leadership development program throughout the organization
04: Drive future value
Successfully integrate major acquisition; advance key value drivers
Provide cost-effective capital to fund investment and manage balance sheet risk and liquidity
Optimize/expand life of mine through aggressive greenfield and brownfield exploration program
Seek opportunities to increase shareholder value through selected mergers and acquisitions portfolio optimization
Achieve major project development/permitting objectives, and create plan to ensure seamless transition to operations
HIGHLIGHTS OF KINROSS’ 2011 PERFORMANCE INCLUDE:
Achieved record production, revenue, margins, adjusted net earnings and adjusted operating cash flow.
Increased production 12% to 2.6 million gold equivalent ounces.
Completed $1 billion debt offering, doubled revolving credit facility to $1.2 billion and achieved investment grade credit ratings.
Finished year with strong balance sheet and $1,766.0 million in cash and cash equivalents.
Declared proven and probable mineral reserves of 62.6 million gold ounces and measured and indicated mineral resources of 25.4 million gold ounces.
Completed Red Back integration.
Completed commissioning of initial phase of Tasiast development.
Increased ownership in Kupol from 75% to 100%, and completed a $200 million term loan.
Added mineral resources at Tasiast and advanced exploration to define new areas for potential growth.
Advanced global exploration and announced new discoveries at Pompeya and Valy.
Completed commissioning of Paracatu’s third ball mill along with other process enhancements.
Advanced development at Dvoinoye.
Continued to attract top talent in a highly competitive market.
Continued to advance training and development for employees at all levels of the Company.
Established relationships with educational institutions in each region for training and recruitment.
Implemented a new organizational model to manage growth and increase accountability at the regional and site level.
Named to Dow Jones Sustainability World Index (DJSI World) for the first time.
Recognized as one of Canada’s 10 Most Admired Corporate Cultures.
05
KINROSS GOLD 2011 ANNUAL REPORT

DELIVERING RESULTS
Generating strong cash flow in a robust gold market
At year-end 2011, we had nearly $1.8 billion of cash and cash equivalents on our balance sheet and maintained our investment grade credit ratings, confirming the market’s confidence in our growth potential.
Kinross delivered record gold production in 2011, fuelled by strong production from our North American and Russian operations, and a full year of output from West Africa. Gold equivalent production was 2.6 million ounces, in line with guidance. A strong gold price environment drove revenue to a record $3.9 billion.
Our attributable production cost of sales per gold equivalent ounce was $596, in line with guidance. On a by-product basis, attributable production cost of sales per ounce was $542.
On an adjusted net earnings basis, Kinross earned a record $872 million — an increase of 79% from the previous year — or $0.77 per share.
Kinross reported a net loss of $2,073.6 million attributable to common shareholders due to the impact of a $2,937.6 million non-cash goodwill impairment charge 1, related to our 2010 Red Back acquisition.
Kinross’ attributable margin per ounce sold was a record $906, a 32% increase from 2010. Our margins continued to increase at a faster rate than the average realized gold price, which increased 26% to $1,502 per ounce in 2011.
Adjusted operating cash flow was $1.6 billion, a year-over-year increase of 44%, while adjusted operating cash flow per share increased to $1.41.
To further strengthen our financial position, we completed a $1 billion debt offering, doubled our revolving credit facility to $1.2 billion, and completed a $200 million term loan for Kupol. At year-end 2011, we had nearly $1.8 billion of cash and cash equivalents on our balance sheet and maintained our investment grade credit ratings, with a stable outlook, confirming the market’s confidence in our growth potential.
1 Under International Financial Reporting Standards (IFRS), we are required to assess annually the carrying value of goodwill for all properties. The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end 2011, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.
We were also required by IFRS to value the all-share Red Back acquisition based on the share price on the date the acquisition closed, and not the share price on the announcement date. As a result, the goodwill value increased substantially, as Kinross’ share price also increased during this time. A number of market factors were also taken into account in determining fair value, including gold price. Kinross used a long-term gold price estimate of $1,250 per ounce as at December 31, 2011. Refer to the 2011 Financial Statements and MD&A for additional information.
06
KINROSS GOLD 2011 ANNUAL REPORT

Kinross delivered record gold production in 2011, in line with annual guidance
North America
Production at our North American operations — Fort Knox, Kettle River-Buckhorn, and Round Mountain — was 652,530 gold equivalent ounces, with production cost of sales of $619 per ounce sold. These results reflect continued strong performance from the Fort Knox heap leach and increased processing levels at all three mines, despite an expected reduction in grade.
South America
Production of 934,515 gold equivalent ounces from our South America region was lower than expected, mainly as a result of a shortfall at Paracatu, as a temporary shutdown of the SAG mill negatively impacted production in the fourth quarter. Production cost of sales for the region was $669 per equivalent ounce sold. Production at Paracatu was positively impacted by the increased capacity provided by the new third ball mill, which was commissioned in the third quarter. Paracatu’s fourth ball mill installation commenced in January 2012 and is expected to be operational in the third quarter.
At Maricunga, higher tonnes processed and higher gold grades contributed to a 51% increase in production compared with 2010. A new SART (Sulphidization, Acidification, Recycling and Thickening) plant at the site is targeted for completion in the first half of 2012. At La Coipa, production and cost of sales were negatively impacted by lower grades and higher energy costs.
West Africa
The addition of a full year of production at our Tasiast and Chirano mines was a major factor in Kinross’ overall production increase. The region’s full-year production from West Africa was 436,280 gold equivalent ounces at an average production cost of sales of $697 per ounce sold. Both mines finished the year strongly, as the ramp-up of the ADR plant and completion of the dump leach facilities at Tasiast contributed to a quarterly production record in the fourth quarter. At Chirano, higher grades at the Akwaaba underground mine in the fourth quarter resulted in the strongest quarterly production of the year.
Russia
Kinross increased its ownership of Kupol from 75% to 100% on April 27, 2011, thereby increasing attributable production. Production of 587,048 gold equivalent ounces was higher than expected due to record ore processing levels as a result of improved mill throughput. Production cost of sales per equivalent ounce sold was $378 for the full year, as strong production and improved input costs offset a decline in grades. Open pit operations ended at Kupol in the fourth quarter, as the mine transitioned into a full underground operation.
STRENGTHENING PROCUREMENT
Upward pressure on the cost of supplies and equipment continues to be a significant challenge across the industry. To help mitigate these costs, Kinross initiated partnerships and implemented strategies for key supplies needed at our operations and projects.
One example is a strategic agreement we have developed with Caterpillar, recognizing the significant amount of equipment we need to purchase for our growth program. The agreement creates price discounts on new purchases, improves quality of service, and allows Kinross to leverage Caterpillar’s expertise and training programs to drive operational improvements.
07
KINROSS GOLD 2011 ANNUAL REPORT

ADVANCING GROWTH
Setting the framework for disciplined growth
With one of the best portfolios of growth projects in the industry, we are determined to proceed prudently with our development plans, focusing on maximizing investment returns and creating long-term value.
In early 2012, we embarked on a comprehensive capital and optimization process to ensure we have the right plan in place to advance our growth strategy in an industry-wide environment of escalating costs and volatile capital markets.
As part of the process, we established a more stringent capital allocation framework based on conservative estimates of existing liquidity, cash flow availability and gold price. Based on current forecasts and assumptions, we expect annual allocation for growth projects to be $1.0 to $1.5 billion for the next two to three years.
Within this framework, we have prioritized our growth projects in order to generate enhanced returns on capital, maximize shareholder value and maintain a strong balance sheet and investment grade credit ratings. Tasiast’s expanding production and long-term potential confirm its status as our first growth priority, as we continue to advance Dvoinoye, FDN and Lobo-Marte.
Tasiast
Drilling at Tasiast during the past year has substantially increased our technical understanding of the deposit and our confidence in its potential to be one of the great gold mines in the world.
Located in an extensive, underexplored gold system in Mauritania, Tasiast has seen a nine-million-ounce increase in measured and indicated gold resources since year-end 2010. We have also confirmed the presence of lower-grade ore enveloping the main West Branch orebody, which may be amenable to heap leaching.
As part of the capital and project optimization process, we are assessing the economics of various ore processing options, including milling, heap leaching
08
KINROSS GOLD 2011 ANNUAL REPORT

Tasiast’s strong long-term potential confirms its status as our first growth priority.
and different combinations of both. Additional heap leach testing is proceeding, and we expect to make a preliminary selection of a processing option in 2012. Construction start-up is targeted for 2013, and the ramp-up of a new production facility is targeted for 2015.
In parallel, work continues on basic infrastructure and preproduction development, which would be required regardless of the final mining and processing configuration. In 2011, procurement and hiring continued, as the commissioning of the initial phase of the Tasiast expansion — construction of the ADR plant and expansion of the dump leaching facilities — was completed. The new facilities are expected to have a positive impact on 2012 production.
Dvoinoye
The high-grade Dvoinoye deposit, located approximately 100 kilometres north of Kupol in the Russian Far East, is the next development priority for
Kinross after Tasiast. The project remains on schedule and on budget. Advanced engineering, construction, procurement and underground development work progressed well during the year. To capitalize on existing infrastructure, Kinross plans to transport Dvoinoye ore to the Kupol mill for processing. Construction of an all-season road between the two sites is advancing, and commissioning of ore is targeted for the second half of 2013.
Fruta del Norte
Feasibility study work continues at FDN, a high-grade deposit located in southeastern Ecuador. Kinross is extending the project timeline at FDN as part of its capital and project optimization process, and is continuing negotiations with the Ecuadorian government on an enhanced package for developing the project. Permitting and development work at FDN will continue in 2012. The timing of the feasibility study will depend on the successful conclusion of the negotiations with the government, as Kinross expects to proceed only when it is satisfied with the terms of the final exploitation and investment protection agreements.
Lobo-Marte
The Lobo-Marte project is located in the prospective Maricunga gold district between two existing Kinross operations in Chile. Given priorities for capital allocation, Lobo-Marte’s timeline has been extended, and completion of the feasibility study is now targeted for 2013. Kinross is reviewing opportunities to optimize the project, including re-evaluating various project configurations and development scenarios, and exploring logistical efficiencies and consolidation of resources between nearby Kinross operations. Meanwhile, Kinross also plans to complete permitting, and conduct further drilling at the nearby Valy deposit.
GROWTH THROUGH EXPLORATION
Highlights of our exploration program in 2011 included expanding and upgrading mineral resources at Tasiast, and announcing new discoveries in Chile at Pompeya, near our La Coipa mine, and Valy, near our Lobo-Marte project.
In 2012, Kinross plans to focus on delivering mineral resource growth at our development projects, including continuing aggressive exploration efforts at Pompeya and Valy, and expanding mineral reserves. At Tasiast, we will continue exploration along the 10 kilometre mine corridor and accelerate testing of high-quality geological, geochemical and geophysical targets throughout the 75 kilometres of greenstone belt held under license by Kinross.
09
KINROSS GOLD 2011 ANNUAL REPORT

Kinross’ commitment to responsible mining is an integral part of our business strategy. 10 KINROSS GOLD 2011 ANNUAL REPORT

TAKING RESPONSIBILITY
Mining responsibly means conducting our operations safely, protecting the environment, engaging our stakeholders, and generating sustainable benefits for the communities where we work.
Kinross requires all sites to have Biodiversity Management Plans in place to protect biodiversity and natural habitats.
We believe we have a responsibility to conduct our operations in a manner that is safe for our employees, protective of the environment, and fair for the host countries and communities where our operations are located. This commitment to responsible mining is articulated in our four core values and Ten Guiding Principles for Corporate Responsibility, and is an integral part of our business strategy.
In 2011, we were pleased to be named to the Dow Jones Sustainability World Index
(DJSI World) for the first time and to maintain our position on the DJSI North America Index for the second year. Kinross was placed on the Ethibel Excellence investment register and the ECPI Global Carbon and Ethical Global Equity Indices. We were also named among Canada’s 50 Most Socially Responsible Corporations by Maclean’s magazine and the Jantzi Social Index for the fourth consecutive year and as one of Canada’s Best 50 Corporate Citizens by Corporate Knights magazine for the past two years.
Putting words into action
Kinross’ Ten Guiding Principles are backed by our Corporate Responsibility (CR) management system, which requires that our sites measure and report their performance against Company-wide CR policies and standards. We conduct regular audits of on-the-ground compliance with our CR standards, and we invest in building the skills and expertise of employees through training and other professional development.

KINROSS GOLD 2011 ANNUAL REPORT

KEY AREAS OF FOCUS FOR 2011 INCLUDED:
Integrating Chirano and Tasiast into our CR management systems.
Incorporating appropriate environmental, health, and safety standards into the design of growth projects at Tasiast, FDN, Dvoinoye and Lobo-Marte.
Implementing a community engagement standard in our Site Responsibility Plans.
Strengthening the environmental management standards for biodiversity, water and air quality management.
Completing annual employee training in support of our Human Rights Adherence and Verification Program.
Delivering regulatory compliance training to our North American operations, scheduled for global delivery in 2012.
Investing in employee training and development, including agreements with regional educational institutions.
Focus on safety
Across Kinross, employees and contractors worked 38.7 million hours with 60 lost-time incidents (LTI) and 37 restricted-work activity cases (RWAC) in 2011, reflecting a lost-workday injury rate of 0.50 per 200,000 hours, an increase compared with 0.33 in 2010.
In April, every Kinross site stopped work and took time to participate in a Global Time Out for Safety, after identifying a decline in safety performance in the first quarter.
SIX-YEAR SAFETY PERFORMANCE (INCIDENT RATE)
(includes all employees and contractors; per 200,000 hours worked)
46 .38 .50 .63 .12 .57 .73 .47 .46 .18 .20 .57 .25 .08 .45 .31 .19 .44
06 07 08 09 10 11
Medical treatment case frequency rate
Restricted work activity frequency rate
Lost-time injury frequency rate
The result was a consistent improvement in LTI performance quarter-over-quarter at our West African sites throughout the year, reducing incident rates by close to 50%. At FDN, employees and contractors achieved a full year without a single LTI or RWAC. Lobo-Marte achieved one million hours worked without an LTI and Kupol achieved two million hours without an LTI. Sadly, we experienced a fatality at Fort Knox in 2011.
We were honoured when Kinross’ La Coipa site received the prestigious John T. Ryan Safety Award for excellence in safety performance from the Chilean Institute of Mining Engineers. The mine also received the Atacama Regional Committee of Safe Mining Award for being one of the safest mines in the region, achieving 3.8 million hours without an LTI.
In support of our commitment to safety performance across the Company, we became a member of the Mining Safety Roundtable, a group of senior professionals from the world’s leading mining companies who collaborate to strengthen safety practices and policies within the industry.
Solid environmental performance
Our environmental performance remained strong across Kinross in 2011. We received International Cyanide Management Code certification for our La Coipa mine and successfully recertified our Fort Knox operation. By year-end, all Kinross operations were certified, except for our new West African sites. We are proceeding with certification at Chirano in 2012 and are developing a plan to achieve certification at Tasiast.
In October, Kinross was named to the 2011 Canada 200 Carbon Disclosure Leadership Index by the Carbon Disclosure Project (CDP) in recognition of our transparency and comprehensive disclosure of greenhouse gas emissions. Kinross has been reporting to the CDP since 2007.
In 2011, our Mineral Hill reclamation site received the 2011 Hardrock Mineral Environmental Award from the United States Bureau of Land Management for its exceptional performance and as a model of land reclamation excellence. Paracatu was also recognized for its environmental management efforts by Benchmarking Ranking for its Rico Creek preservation and revitalization project.

KINROSS GOLD 2011 ANNUAL REPORT

Kinross publishes a comprehensive GRI-compliant corporate responsibility report every two years. For a detailed account of our CR performance for 2010 and 2011, we will be publishing an online CR report in mid-2012.
Partnering with our communities
For Kinross, a cornerstone of responsible mining is working to create opportunities for sustainable benefits in communities where we operate. Education, environment and health continued to be the focus of our corporate and local community partnerships and funding in 2011.
2011 COMMUNITY INITIATIVES INCLUDED:
Working with the Ministry of Education and the local government of Los Encuentros parish in Ecuador to renovate and develop 17 educational centres near our FDN project.
Providing lead funding to support capital repair and construction of health care facilities in the communities adjacent to our operations at Kettle River-Buckhorn, Paracatu and Tasiast.
Continuing to support education and apprenticeship programs at our operations in Chile, and establishing a major vocational training program in partnership with existing institutions in Mauritania, as part of the workforce ramp-up for Tasiast.
Fostering partnerships with educational institutions, including a three-year, $1 million endowment to the University of Alaska Fairbanks for advanced training to mining engineering students; $300,000 in financial support to establish a professorship at Moscow’s New Economic School; and ongoing work to support our $10 million investment in the development of a mining school in Mauritania.

KINROSS GOLD 2011 ANNUAL REPORT

CORPORATE GOVERNANCE
2011 CORPORATE
GOVERNANCE HIGHLIGHTS
The Board of Directors met 10 times in 2011.
Kinross ranked 19th out of 253 Canadian companies in
The Globe and Mail annual corporate governance survey, the highest ranking among Canadian gold producers.
Maintained “AA” rating on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness.
MANDATE OF THE BOARD OF DIRECTORS
Kinross’ Board of Directors is committed to the goals of independence, diligence, integrity and transparency.
The Board has adopted a charter that formally sets out its key responsibilities, including:
appointing an independent director as Chair with responsibility for the leadership of the Board and for specific functions to protect the independence of the Board;
adopting a strategic planning process, approving strategic plans and monitoring performance against such plans;
reviewing and approving corporate objectives and goals for senior management;
overseeing succession planning for management;
defining corporate decisions requiring Board approval and approving such decisions as they arise; and
obtaining periodic reports from management on the Company’s operations, including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.
For additional information about Kinross’ corporate governance practices, visit Kinross.com or see the Company’s most recently fi led Management Information Circular.
There were five committees of the Kinross Board of Directors in 2011.
Audit and Risk Committee
This committee is responsible for overseeing the integrity of Kinross’ financial statements, the independence and qualifications of the Company’s independent auditors, the performance of the internal audit functions and Kinross’ financial reporting process and internal control systems. This committee met five times in 2011.
Corporate Governance Committee
This committee is responsible for developing our approach to matters of corporate governance. This committee met five times in 2011.
Corporate Responsibility Committee
This committee oversees the development and implementation of policies and best practices relating to environment, health and safety and social performance in order to ensure compliance with applicable laws and Company CR guidelines and policies. This committee met four times in 2011.
Human Resources, Compensation and Nominating Committee
This committee makes recommendations to the Board on all matters relating to the compensation of the officers and employees of the Company and CEO, senior officer, and director successorship. This committee met six times in 2011.
Special Committee
This committee assists management and the Board on matters of strategic planning and acquisition activities. This committee did not meet in 2011.
The Board is committed to the goals of independence, diligence, integrity and transparency.

KINROSS GOLD 2011 ANNUAL REPORT

KINROSS MANAGEMENT TEAM AND DIRECTORS
SENIOR OFFICERS TYE W. BURT
President and
Chief Executive Officer
PAUL H. BARRY
Executive Vice-President and Chief Financial Officer
LISA J. COLNETT
Senior Vice-President, Human Resources and Corporate Services
JAMES CROSSLAND
Executive Vice-President, External Relations and Corporate Responsibility
GEOFFREY P. GOLD
Executive Vice-President and Chief Legal Officer
BRANT E. HINZE
Executive Vice-President and Chief Operating Officer
J. PAUL ROLLINSON
Executive Vice-President, Corporate Development
OTHER OFFICERS RICK A. BAKER
Senior Vice-President, Environment and Permitting
FRANK DE COSTANZO
Vice-President, Treasurer
GREG V. ETTER
Senior Vice-President, General Counsel and Government Relations, Americas
MARK E. ISTO
Senior Vice-President, Project Development
JULIANA L. LAM
Senior Vice-President, Finance
GLEN J. MASTERMAN
Senior Vice-President, Exploration
SHELLEY M. RILEY
Vice-President, Office Services and Corporate Secretary
PAUL B. TOMORY
Senior Vice-President, Operations Strategy
SENIOR REGIONAL MANAGERS HUMBERTO AQUINO
Senior Vice-President, South America
PATRICK HICKEY Regional Vice-President, West Africa
WARWICK MORLEY-JEPSON Regional Vice-President, Russia
LAUREN ROBERTS
Regional Vice-President, North America
DIRECTORS (pictured left to right)
JOHN A. BROUGH Corporate Director A, H, S
TYE W. BURT President and Chief Executive Officer
JOHN K. CARRINGTON Corporate Director CG, CR, S
JOHN M. H. HUXLEY Corporate Director A, CG, H
KENNETH C. IRVING Corporate Director CG, CR
JOHN A. KEYES Corporate Director CG, CR
CATHERINE MCLEOD-SELTZER Chair, Pacific Rim Mining Corporation CR, H
GEORGE F. MICHALS Corporate Director CG, H, S
JOHN E. OLIVER Independent Chair H, S
TERENCE C. W. REID Corporate Director A, CR
A Audit and Risk Committee
CG Corporate Governance Committee
CR Corporate Responsibility Committee
H Human Resources, Compensation and Nominating Committee
S Special Committee

KINROSS GOLD 2011 ANNUAL REPORT

FINANCIAL REVIEW
F1 Management’s Discussion and Analysis
F58 Management’s Responsibility for Financial Statements
F59 Independent Auditors’ Report of Registered Public Accounting Firm
F60 Consolidated Balance Sheets
F61 Consolidated Statements of Operations
F62 Consolidated Statements of Comprehensive Income (Loss)
F63 Consolidated Statements of Cash Flows
F64 Consolidated Statements of Equity
F65 Notes to the Consolidated Financial Statements
F138 Mineral Reserve and Mineral Resource Statement
F145 Summarized Five-Year Review
F145 Kinross Share Trading Data
F146 Cautionary Statement on Forward-Looking Information

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2011

This management’s discussion and analysis (“MD&A”) relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of February 15, 2012, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2011 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s audited consolidated financial statements for 2011 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The December 31, 2011 audited consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The 2010 comparative information included in the December 31, 2011 audited annual consolidated financial statements and in this MD&A has been restated in accordance with IFRS. The 2009 comparative information included in the consolidated financial and operating highlights has not been restated and has been prepared in accordance with Canadian generally accepted accounting principles. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2011, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis”. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of dore, which is ´ shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to remain volatile as economies around the world continue to experience economic difficulties. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, and Ghanaian cedi, may have an impact on the Company’s operating costs and capital expenditures (see Section 11 - Risk Analysis for additional details on the impact of foreign exchange rates).

On March 31, 2011, the Company amended its revolving credit facility agreement to increase the amount of available credit to $1.2 billion and extended its term to March 2015. As at December 31, 2011, the Company had $1,145.4 million available under its credit facility arrangements.

KINROSS GOLD 2011 ANNUAL REPORT    F1

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021, and $250.0 million principal amount of 6.875% senior notes due 2041.

On December 21, 2011, the Company completed a $200.0 million non-recourse term loan financing with a group of international financial institutions. The loan has a term of five years, matures on September 30, 2016, and bears interest at LIBOR plus 2.50% (December 31, 2011 - 3.07%). Semi-annual principal repayments will commence in March 2013.

Segment profile

Each of the Company’s significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage
			at December 31
Operating Segments	Operator	Location	2011	2010
Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol (a)(b)	Kinross	Russian Federation	100%	75%
Paracatu	Kinross	Brazil	100%	100%
Crixás	AngloGold Ashanti	Brazil	50%	50%
La Coipa	Kinross	Chile	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a)	As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.

(b)	As of December 31, 2011, Dvolnoye was reclassified into the Kupol segment.

F2    KINROSS GOLD 2011 ANNUAL REPORT

Consolidated Financial and Operating Highlights

	Year ended December 31,			2011 vs 2010		2010 vs 2009
(in millions, except ounces, per share amounts, gold price and					%		%
production cost of sales per equivalent ounce)	2011	2010	2009 (g)	Change	Change	Change	Change
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	2,702,573	2,527,695	2,470,042	174,878	7%	57,653	2%
Sold (c)	2,701,358	2,537,175	2,487,076	164,183	6%	50,099	2%
Attributable gold equivalent ounces (a)
Produced (c)	2,610,373	2,334,104	2,238,665	276,269	12%	95,439	4%
Sold (c)	2,611,287	2,343,505	2,251,189	267,782	11%	92,316	4%

Financial Highlights
Metal sales	$3,943.3	$3,010.1	$2,412.1	$933.2	31%	$598.0	25%
Production cost of sales	$1,596.4	$1,249.0	$1,047.1	$347.4	28%	$201.9	19%
Depreciation, depletion and amortization	$577.4	$551.5	$447.3	$25.9	5%	$104.2	23%
Impairment charges	$2,937.6	$-	$-	$2,937.6	-	$-	0%
Operating earnings (loss)	$(1,542.5)	$648.9	$645.9	$(2,191.4)	(338%)	$3.0	0%
Net earnings (loss) attributed to common shareholders	$(2,073.6)	$759.7	$309.9	$(2,833.3)	(373%)	$449.8	145%
Basic earnings (loss) per share	$(1.83)	$0.92	$0.45	$(2.75)	(299%)	$0.47	104%
Diluted earnings (loss) per share	$(1.83)	$0.92	$0.44	$(2.75)	(299%)	$0.48	109%
Adjusted net earnings attributed to
common shareholders (b)	$871.8	$486.4	$304.9	$385.4	79%	$181.50	60%
Adjusted net earnings per share (b)	$0.77	$0.59	$0.44	$0.18	31%	$0.15	34%
Net cash flow provided from operating activities	$1,416.9	$1,002.2	$785.6	$414.7	41%	$216.6	28%
Adjusted operating cash flow (b)	$1,598.7	$1,109.6	$937.2	$489.1	44%	$172.4	18%
Average realized gold price per ounce	$1,502	$1,191	$967	$311	26%	$224	23%
Consolidated production cost of sales per equivalent ounce (c) sold (d)	$591	$492	$421	$99	20%	$71	17%
Attributable (a) production cost of sales per equivalent ounce (c) sold (e)	$596	$506	$437	$90	18%	$69	16%

Attributable (a) production cost of sales per ounce sold on a by-product basis (f)	$542	$460	$388	$82	18%	$72	19%

(a)	Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)	“Adjusted net earnings attributed to common shareholders”, “Adjusted net earnings per share” and “Adjusted operating cash flow” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is included in Section 12 of this document.

(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1, and 2009 - 66.97:1.

(d)	“Consolidated production cost of sales per equivalent ounce sold” is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. See Section 12 - Supplemental Information of this document for a reconciliation of non-GAAP measures.

(e)	“Attributable production cost of sales per equivalent ounce sold” is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. See Section 12 - Supplemental Information of this document for a reconciliation of non-GAAP measures.

(f)	“Attributable production cost of sales per ounce sold on a by-product basis” is a non-GAAP measure and is defined as attributable production cost of sales less attributable silver revenue divided by the total number of attributable gold ounces sold. See Section 12 - Supplemental Information of this document for a reconciliation of non-GAAP measures.

(g)	2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

KINROSS GOLD 2011 ANNUAL REPORT    F3

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

2011 vs. 2010

Kinross’ attributable production increased by 12% in 2011 compared with 2010 due to the inclusion of production from the Tasiast and Chirano mines, which were acquired by the Company from Red Back Mining Inc. (“Red Back”) on September 17, 2010, and the increase in the Company’s interest in Kupol from 75% to 100% on April 27, 2011. In addition, during 2011 production increased at Maricunga due to higher recoveries, tonnes processed, and grades. These increases were offset to some extent by lower production at Paracatu, Kettle-River Buckhorn, and Crixas ´ due to planned lower grades, processing and recoveries, and at Fort Knox and La Coipa due to an increased reliance on lower grade stockpile ore.

Metal sales in 2011 were $3,943.3 million, a 31% increase compared with 2010. The increase in metal sales during the current year was attributable to higher metal prices realized and higher gold equivalent ounces sold. The average realized gold price per ounce increased by 26% in 2011 compared with 2010, while gold equivalent ounces sold during 2011 increased to 2,701,358 compared with 2,537,175 in 2010, resulting primarily from the addition of production from Tasiast and Chirano. During 2011, the Company realized an average gold price of $1,502 per ounce compared to the average spot gold price of $1,572 per ounce. The variance arose mainly due to the Company’s gold hedges that were acquired with the Bema Gold Corporation (“Bema”) acquisition, as they reduced the average price realized by $64 per ounce for the year ended December 31, 2011. The Company had entered into offsetting gold purchase contracts, in 2010 and in early 2011, to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into. During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and will continue to do so in the first half of 2012.

Production cost of sales increased by 28% to $1,596.4 million in 2011 compared with $1,249.0 million for 2010. The addition of the Tasiast and Chirano mines accounted for 64% of the increase in production cost of sales in 2011 compared with 2010. In addition, production cost of sales increased significantly at Paracatu, Crixás, Round Mountain, and Kettle River-Buckhorn, as a result of higher diesel fuel, labour, power, and contractor costs.

Depreciation, depletion and amortization increased to $577.4 million in 2011 compared with $551.5 million for 2010 due primarily to the addition of Tasiast and Chirano. Offsetting the increase from Tasiast and Chirano, was a decline in depreciation, depletion and amortization at Fort Knox, Kettle River-Buckhorn, Kupol, La Coipa, Paracatu, and Crixás due primarily to a decrease in gold ounces sold.

Upon completing its annual assessment of the carrying value of its cash generating units, the Company recorded impairment charges relating to goodwill at the Tasiast and Chirano sites of $2,490.1 million and $447.5 million, respectively. The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The operating loss in 2011 was reduced by the higher gold equivalent ounces sold and higher realized metal prices in 2011 compared with 2010.

The net loss attributable to common shareholders in 2011 was $2,073.6 million or $1.83 per share compared with net earnings attributable to common shareholders of $759.7 million or $0.92 per share, in 2010. The net loss attributed to common shareholders in 2011 was primarily a result of the operating loss noted above. In 2010, other income included gains of $146.4 million, $95.5 million, and $78.1 million recorded on the Company’s sale of its equity interest in Harry Winston, its Working Interest in Diavik, and sale of one-half of the Company’s interest in Cerro Casale respectively. In addition in 2010, the Company recognized a gain of $209.3 million representing the unrealized increase in fair value of its initial investment in Red Back at the time of the acquisition.

F4    KINROSS GOLD 2011 ANNUAL REPORT

Adjusted net earnings were $871.8 million, or $0.77 per share for 2011, compared with adjusted net earnings of $486.4 million, or $0.59 per share, for 2010.

Net operating cash flows were $1,416.9 million compared with $1,002.2 million for 2010. Operating cash flows for 2011 were positively impacted by higher metal prices realized relative to 2010. This increase was offset to some extent by cash payments on the close out and early settlement of derivative instruments acquired with the Bema acquisition.

The adjusted operating cash flow in 2011 was $1,598.7 million compared with $1,109.6 million for 2010, primarily due to higher gold equivalent ounces sold and higher realized gold prices in 2011 compared with 2010.

2010 vs. 2009

The Company’s 2009 results have not been restated in accordance with IFRS. The following commentary relates to changes in operating trends in 2010 as compared with 2009.

Kinross’ attributable production for 2010 increased by 4% compared to 2009. During 2010, production increased at Fort Knox due to a full year of production from the heap leach pad which commenced production in the fourth quarter of 2009, at Paracatu due to operating improvements and enhanced recoveries, and at Kettle River-Buckhorn as the mine was ramping up to targeted production during 2009. Additionally, Kinross acquired Red Back on September 17, 2010, incorporating the production of the Tasiast and Chirano mines for the balance of 2010. The increases in production were offset by lower production at Kupol and in Chile. Production for 2010 was lower at Kupol due to lower grades. At La Coipa, production was negatively impacted by adverse weather conditions and a higher concentration of clay in the ore blend which impacted filter plant capacity and recovery rates, while at Maricunga access to ore was restricted as mining reached the bottom of the Verde pit.

Metal sales amounted to $3,010.1 million in 2010, a 25% increase over 2009. The increase in metal sales can be attributed to higher metal prices and a 2% increase in gold equivalent ounces sold. The average realized gold price increased by 23% to $1,191 for 2010 compared with $967 in 2009. Attributable gold equivalent ounces sold in 2010 were slightly higher than attributable gold equivalent ounces produced, as finished goods inventory on hand at the end of December 31, 2009 was sold during 2010. The former Red Back mines contributed $194.8 million to total metal sales in 2010.

Production cost of sales was higher during 2010 largely due to increased production at Fort Knox and Paracatu, and increased contractor and energy costs at La Coipa. Fort Knox also experienced higher costs, including energy and diesel, associated with the full year operation of the heap leach pad during 2010. Additionally, Kinross acquired Red Back on September 17, 2010, incorporating production cost of sales from the Tasiast and Chirano mines for the balance of 2010.

Depreciation, depletion and amortization increased significantly at Kettle River-Buckhorn and Paracatu due to higher gold equivalent ounces sold. At Fort Knox, depreciation was recorded for the full year of 2010 on the heap leach pad which commenced production during the fourth quarter of 2009. Additionally, Kinross recorded depreciation, depletion and amortization related to the Tasiast and Chirano mines between September 17 and December 31, 2010. These increases were offset to some extent by a reduction in depreciation, depletion and amortization at Kupol as a result of lower gold equivalent ounces sold.

The increase in operating earnings in 2010 as compared with 2009 was largely a result of the impact of higher metal prices, which was offset by higher production cost of sales and other expenses.

Mineral Reserves (1)

Kinross’ total estimated proven and probable mineral reserves at year-end 2011 were 62.6 million ounces of gold, a net increase of 0.2 million ounces compared with year-end 2010, net of 2011 production. Notable changes by site included additions of 1.1 million ounces at Dvoinoye; 0.7 million ounces at Fort Knox, due to the addition of heap leach production; and 0.5 million ounces at Kupol, due to the 25% increase in Kinross ownership. At Tasiast, there was no material change in mineral reserves, as a feasibility study for the expansion project has not yet been completed.

(1)	For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s press release filed with Canadian and U.S. regulators on February 15, 2012.

KINROSS GOLD 2011 ANNUAL REPORT    F5

Proven and probable silver reserves at year-end 2011 were estimated at 84.9 million ounces, a net decrease of 6.0 million ounces compared with year-end 2010, as a result of depletion of 12.9 million ounces at La Coipa, partially offset by an addition of 5.6 million ounces at Kupol due to the 25% increase in Kinross ownership.

Proven and probable copper reserves at year-end 2011 were estimated at 1.4 billion pounds, unchanged from year-end 2010.

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold - Five Year Price Performance

Gold Price History

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2011 the price of gold reached a new all-time high of approximately $1,921 per ounce. The low price for the year was $1,308 per ounce. The average price for the year based on the London PM Fix was $1,572 per ounce, a $347 increase over the 2010 average price of $1,225 per ounce. The major influences on the gold price during 2011 were strong investment/bar hoarding demand, continued acceleration in official sector purchases, and continuing uncertainty with respect to the global financial crisis, particularly in regards to European sovereign debt.

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

F6    KINROSS GOLD 2011 ANNUAL REPORT

Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS Gold Survey 2011

Total gold supply increased approximately 2% in 2011 relative to 2010, with global gold mine production increasing 3.8% and recycled gold decreasing 1.8% from the prior year. The increase in gold production was largely driven by large projects coming into production. Although recycled gold supply decreased over 2010 levels, it remained a significant source of supply at more than 1,500 tonnes (representing 36% of total supply). High gold prices continue to encourage people to sell their unwanted jewellery and other items made of precious metals. Finally, after more than a decade of net producer de-hedging, net producer hedging was recorded in 2011 and contributed a small 12 tonnes of supply to the market (representing less than 1% of total supply). The hedge book additions were largely related to projects, expansions, and project financings.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply growth has been partially offset by a reduction in recycled gold coming into market. For a second year in a row, central banks have not been net sellers of gold but have been net buyers, as noted below.

KINROSS GOLD 2011 ANNUAL REPORT    F7

Gold Demand

Source: GFMS 2011 Gold Survey

Overall demand increased approximately 2% in 2011. As the gold price continues to rise, particularly in many of the traditional gold market currencies such as the Indian rupee, fabrication demand is estimated to have decreased slightly in 2011 relative to 2010. The decrease largely occurred in Europe, India, and the Middle-East, offsetting a significant increase in the Chinese market. Bar hoarding demand grew strongly in 2011, while net producer de-hedging was not a source of demand as global hedge positions have been driven down to very low levels after years of producer de-hedging. Central banks, which had been net sellers of gold for several years until they became net buyers in 2010, continued to increase purchases which were up more than five fold in 2011 compared to 2010. This was primarily driven by very low sales by signatories to the Central Bank Gold Agreement and continued buying by central banks outside of the Central Bank Gold Agreement in order to diversify their foreign exchange holdings.

If gold prices remain high, and as the global economy continues to show signs of strain due to the European sovereign debt crisis, growth in fabrication and jewellery demand is expected to remain weak in the coming year. Central bank, investment demand and bar hoarding will have to increase to keep the market balanced.

The Company generally has a “no gold hedge” policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition or under financing arrangements. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases.

As a result of the acquisition of Bema in 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. All outstanding gold and silver hedge contracts were closed out and early settled in 2011, although mark-to-market hedge losses incurred prior to the closeouts will continue to impact the first half of 2012.

F8    KINROSS GOLD 2011 ANNUAL REPORT

Kinross’ Realized Gold Price vs Average PM Fix

Source: London Bullion Marketing Association London PM Fix

During 2011, the Company realized an average gold price of $1,502 per ounce compared to the average spot gold price of $1,572 per ounce.

The variance arose mainly due to the Company’s gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $64 per ounce for the year ended December 31, 2011. The Company entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into. During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and will continue to do so during the first half of 2012. For the period from January 1, 2012 to June 30, 2012, these mark-to-market hedge losses will impact metal sales (and the average realized gold price) by a total amount of $48.7 million.

In addition, during 2011, the Company closed out and early settled all of its outstanding silver forward sales contracts, which were also acquired with the Bema acquisition.

KINROSS GOLD 2011 ANNUAL REPORT    F9

Inflationary Cost Pressures

The Company’s profitability has been impacted by industry-wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, with the majority of operations having experienced higher fuel costs resulting from the increase in global oil prices that occurred during 2011. Kinross continues to actively manage its exposure to energy costs by entering into various hedge positions - refer to Section 6 Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general.

F10    KINROSS GOLD 2011 ANNUAL REPORT

Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ecuador, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 75% of the Company’s expected attributable production in 2012 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures - refer to Section 6 Liquidity and Capital Resources for details.

3. OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 11 - Risk Analysis.

Unless otherwise stated “attributable” production includes only Kinross’ share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost per ounce (2).

(2)	Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD 2011 ANNUAL REPORT    F11

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

In 2012, Kinross expects to produce approximately 2.6 to 2.8 million gold equivalent ounces from its current operations. Production cost of sales per gold equivalent ounce is expected to be in the range of $670 to $715 for 2012.

On a by-product accounting basis, Kinross expects to produce 2.5 to 2.6 million ounces of gold and 7.5 to 8.0 million ounces of silver at an average production cost of sales per gold ounce of approximately $620 to $665.

Material assumptions used to forecast 2012 production costs are: a gold price of $1,500 per ounce, a silver price of $30 per ounce, an oil price of $95 per barrel, and foreign exchange rates of 1.75 Brazilian real to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 30 Russian roubles to the U.S. dollar, 500 Chilean pesos to the U.S. dollar, 1.60 Ghanaian cedi to the U.S. dollar, 285 Mauritanian ouguiya to the U.S. dollar, and 1.35 US dollars to the euro. Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $5 impact on our cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our production costs per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production costs per ounce as a result of a change in royalties.

Capital expenditures for 2012 are forecast to be approximately $2.2 billion. Of this amount, capital expenditures at existing operations are expected to be approximately $1.2 billion, with the remaining balance of approximately $1.0 billion related to growth projects, primarily for Tasiast.

The 2012 forecast for exploration and business development expenses is approximately $255 million, of which $185 million is forecast for exploration. Capitalized exploration is forecast to be $35 million, for total 2012 forecast exploration expenditures of $220 million.

Other operating costs for 2012 are forecast to be $70 million, of which $35 million are costs related to the Tasiast expansion that cannot be capitalized. General and administrative expense is forecast to be approximately $180 million. Included in the expenses listed above is approximately $50 million related to equity-based compensation.

The Company’s tax rate in 2012 is forecast to be in the range of 31% to 37% and depreciation, depletion and amortization is forecast to be approximately $200 per gold equivalent ounce.

4. PROJECT UPDATE AND NEW DEVELOPMENTS

Capital and project optimization process

On January 16, 2012, Kinross announced that it had begun a comprehensive capital and project optimization process with the aim of improving capital efficiency and investment returns while re-sequencing its three major growth projects at Tasiast, Lobo-Marte, and Fruta del Norte (“FDN”). The following is an update on this process:

Capital allocation framework: Given the significant capital requirements to develop the Company’s growth pipeline, and in light of industry-wide cost escalation in materials, labour, energy, engineering, and equipment, the Company is establishing more stringent parameters for capital allocation and project development.

The framework for total annual capital spending will be based on a conservative estimate of existing liquidity, cash flow availability, and gold price. The Company intends to focus on Tasiast as its top development priority, and extend the development timelines for FDN and Lobo-Marte. This is expected to result in lower capital expenditures than previously anticipated over the next several years.

Applying this framework to capital allocation in 2012, using current forecasts for production, cash flow, and gold price, the Company expects the following breakdown for capital expenditures and shareholder returns: approximately $1.2 billion for sustaining and development capital at existing operations, including several expansion projects; approximately $180 million for direct shareholder returns, in the form of dividend payments; and approximately $1.0 billion for growth projects, compared with the previous guidance of $1.3 billion. Approximately $765 million of capital spending on growth projects in 2012 will be allocated to Tasiast.

F12    KINROSS GOLD 2011 ANNUAL REPORT

Annual capital allocations for growth projects in future years may increase or decrease depending on gold price, projected cash flow, sustaining capital requirements, and projected dividend payments. Based on current forecasts and assumptions, the expected annual allocation for growth capital would be $1.0-1.5 billion for the next two to three years. In determining capital allocations, key objectives will continue to be maintaining liquidity and debt leverage at a level commensurate with an investment grade rating, and providing an appropriate return of capital to shareholders relative to the Company’s growth profile.

Project sequencing and scheduling: Based on the parameters outlined above, the Company is continuing to analyze various development scenarios.

As noted above, the Tasiast expansion remains the Company’s immediate strategic priority for growth and capital allocation. Kinross continues to assess the economics of a “mill-only” processing option for the Tasiast expansion as its base case, using updated mineral resource information from the 2011 infill drilling campaign. The Company is also studying alternative processing scenarios, including heap leaching, which requires additional column testing and analysis. Kinross expects to make a preliminary selection of a processing option at the end of the second quarter of 2012, and is targeting commencement of construction in mid-2013. Construction of a 60,000 tonne-per-day mill would be expected to take 25 to 28 months. Construction of a heap leach facility would be expected to take 18 to 20 months. In either case, the Company is targeting ramp-up of a new production facility at Tasiast in 2015. The construction timetable and production start dates are expected to be confirmed following completion of the expansion project feasibility study, expected in the first half of 2013.

Dvoinoye is the Company’s next priority for development. The Dvoinoye project remains on schedule and on budget, with ore processing expected to commence in the second half of 2013.

Given the prioritization of Tasiast and Dvoinoye for capital allocation, Kinross is extending the project timelines for Lobo-Marte and FDN. At Lobo-Marte, the Company will use this additional time to complete permitting, further drilling at the Valy deposit, and study opportunities for project optimization. Approval of the Environmental Impact Assessment is targeted for the end of 2012, and completion of the project feasibility study is targeted for 2013.

At FDN, the Company is continuing its feasibility study work and has recommenced negotiations with the government of Ecuador on an enhanced economic package for developing the project. The Company expects to proceed with the project only when it is satisfied with the terms of the final exploitation and investment protection agreements and has made a positive decision to construct the mine following the completion of its feasibility study work. Kinross has advised the government that the Company will be exploring other options to lower future capital commitments to the project, including project financing, potential strategic partnerships, and lower-cost processing alternatives. The timing of the FDN feasibility study will depend on the successful conclusion of these negotiations.

Further development and timing decisions for Lobo-Marte and FDN will depend on a range of factors, including progress on development at Tasiast, projected capital and operating costs based on project feasibility studies, and market variables such as gold price.

Project organization and construction management: Building on the regionalization effort that has been implemented over the past year, the Projects and Operations teams have been consolidated under the leadership of Brant Hinze, Chief Operating Officer. The new structure unites Projects and Operations into a single team, and leverages the increased project management capacity which the Company has built at a regional level in order to improve efficiency and alignment in project management, and reduce the cost of outsourced engineering services. As part of this re-organization, Ken Thomas is transitioning from his position as Senior Vice-President, Projects, into a senior advisory role.

The project updates below contain details on additional activities underway on specific projects as part of the capital and project optimization process.

KINROSS GOLD 2011 ANNUAL REPORT    F13

Growth projects at sites(3),(4)

Tasiast expansion project

Results from 2011 drilling continue to confirm Kinross’ confidence in Tasiast as a world-class gold deposit. M&I mineral resources at Tasiast increased compared with the update provided on August 10, 2011, as 2.1 million ounces were converted from inferred mineral resources. Overall M&I mineral resources at Tasiast increased by 9.0 million ounces compared with year-end 2010. As at year end 2011, proven and probable mineral reserves at Tasiast were 7.5 million gold ounces, measured and indicated mineral resources were 11.1 million gold ounces, and inferred mineral resources were 1.9 million gold ounces.

The initial phase of the expansion project at Tasiast is now complete, following construction of the West Branch dump leach and ADR (Adsorption, Desorption and Refining) facilities. Regarding the next phase of expansion, the Company continues to explore processing options at Tasiast with the objective of improving project economics and reducing overall project execution risk. In parallel with the project optimization process, work continues on basic infrastructure and pre-production development at Tasiast, which will be required regardless of the final mining and processing configuration at an expanded operation.

Exploration in 2012 will continue to apply Kinross’ increasing knowledge of the geology of the Tasiast mineral resource to target new discoveries near the mine and in the district. To this end, Kinross commenced 2012 with 15 drill rigs, 12 of which are deployed for exploration along the mine corridor and to test high-quality geological, geochemical, and geophysical targets throughout the 80 kilometre greenstone belt. Three core rigs remain at West Branch to continue a metallurgical drilling program.

Review of 2011 drilling campaign: Drilling continued with nine core and eight reverse circulation (“RC”) rigs in operation (264 holes for 105,315 metres) throughout the quarter. An aggregate total of 3,074 holes for 442,779 metres were drilled on the Tasiast properties in 2011. Mineral resource definition drilling was completed in the fourth quarter 2011.

Deep drilling continued between West Branch (Greenschist Zone) and Piment Sud Sud with five holes completed for 11,405 metres. No assays are currently available for the new drilling as the Superlab, commissioned in Q4 2011, was occupied to full capacity with samples from drill holes included in the year-end mineral resource update. It is expected to take approximately three to four months to receive results for the 100,000 exploration samples that remain in the analytical pipeline.

Fourth quarter drilling advanced at the C67 (11,813 metres), C69 (10,609 metres), and C6.12 (9,683 metres) targets. Near-surface sulfide mineralization has been identified over 1,200 strike metres at C67. Further drilling is being designed to test continuity of mineralized zones along strike and to target possible extensions at depth.

Overview of Tasiast ore body: Kinross’ technical understanding of the Tasiast gold deposit has increased substantially as a result of the previous 15 months of drilling.

The deposit consists of a number of ore bodies hosted along eight strike kilometres of the Tasiast Shear Zone. Two main styles of mineralization are evident, each distinguished by the rocks hosting the gold mineralization. The low grade, Piment ore bodies (Sud-Sud, Sud-North, Central, North and Prolongation) are hosted by iron formation rocks weathered to variable depths that have created an undulating oxidation surface. The oxide mineral resource occurs above this surface and transitions to individual shoots of low grade sulfide ore below. A number of these shoots are open at depth.

(3)	The technical information about the Company’s material mineral properties contained in this document (other than exploration activities) has been prepared under the supervision of, and verified and approved by, Mr. Rob Henderson, an officer of the Company who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”). The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data presented.

(4)	The technical information about the Company’s exploration activities contained in this document has been prepared under the supervision of, and verified and approved by, Dr. Glen Masterman, an officer of the Company who is a qualified person within the meaning of NI 43-101. The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data presented. Independent data verification has not been performed.

F14    KINROSS GOLD 2011 ANNUAL REPORT

The second style of gold mineralization, known as the Greenschist Zone, constitutes the bulk of mineral resources at Tasiast. This style of mineralization is characterized by sheeted gold-bearing quartz veins hosted by mafic rocks in the core of the Tasiast antiform. The core of the Greenschist Zone contains the highest density of quartz veins where the rocks are most brittle. The more ductile rocks on the edge of the Greenschist Zone contain less veins. A close correlation between vein density and gold grades has been established by drilling and explains the presence of a high grade core surrounded by an envelope of lower grade gold mineralization.

Update on Tasiast project optimization: Analysis of data from infill drilling completed as of year-end 2011 at Tasiast indicates that lower-grade material may potentially be developed more economically with less capital by using heap leaching in combination with carbon-in-leach (CIL) milling. The Company continues to analyze the existing Tasiast mineral resource estimate (inclusive of mineral reserves) according to a potential split between CIL, dump leach and heap leach processing options, as illustrated by the estimates(5) below:

			Measured and Indicated Mineral Resource
			(includes Mineral Reserves)			Inferred Mineral Resource
		Gold cut-
	Process	off grade	Tonnes	Gold grade	Gold ounces	Tonnes	Gold grade	Gold ounces
Material Type	Option	(g/t)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Oxide	Dump Leach(6)	>0.1	59,304	0.47	898	8,954	0.33	94
Primary	Heap Leach	0.25-0.6	196,508	0.40	2,520	37,000	0.40	472
Primary	CIL	>0.6	276,287	1.71	15,146	32,263	1.25	1,294
Total			532,098	1.09	18,564	78,217	0.74	1,860

In determining reasonable prospects of economic extraction, the following criteria were used:

●	Assessment of geological and grade continuity of mineralized material;

●	Block classification into appropriate categories of measured, indicated and inferred mineral resources;

●	Confinement of mineralized blocks within an optimized pit shell based on a gold price of US$1,400/oz less 5% gross royalty. Total volume of material within the pit is 3.2 billion tonnes;

●	Conventional truck and shovel open pit mining with an average unit mining cost of 1.92/t mined;

●	Processing with a combination of dump leaching, heap leaching and CIL milling;

●	Geotechnical, metallurgical and mine design parameters based on test work and studies conducted in 2011.

A mineral resource reported cut-off grade of 0.1 g/t for the oxide dump leach is based on estimated dump leach process operating costs of $2.50/t, a general and administrative (G&A) plus sustaining cost estimate of $0.90/t and expected dump leach gold recoveries of 70% to 75% depending on lithology, in accordance with current mine operating budgets. A mineral resource reported cut-off grade of 0.25 g/t for a fine crush sulphide heap leach is based on current estimates for process operating costs of $4.70/t, a G&A plus sustaining cost estimate of $1.40/t and expected greenschist heap leach gold recovery of 62%. A mineral resource reported cut-over grade of 0.6 g/t for a new CIL plant is based on current estimates for process operating costs of $12.50/t, a G&A plus sustaining cost estimate of $4.60/t and expected CIL gold recovery of 90% to 93% depending on head grade. A higher cut-over grade would result in more tonnage reporting to the heap leach and less tonnage, but a higher grade, reporting to the CIL plant.

In 2011, SGS Lakefield and other testing organizations completed a confirmatory phase of metallurgical test work for grinding and CIL milling of the West Branch deposit. A total of 54 drill holes representing the main ore types up to 700 metres deep were sampled to provide 85 test composites. The test work confirmed low variability in the deposit, and a conventional CIL process using sea water is estimated to recover 90% to 93% of the gold for a typical range of feed grades. Process design criteria and equipment sizing have been established by standard metallurgical test work for grindability and abrasion, grind size, gold recovery, leaching kinetics and carbon loading, reagent consumption, slurry rheology and thickener sizing.

(5)	Mineral resources in the table are reported inclusive of mineral reserves and have an effective date of December 31, 2011. Mineral resources were classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101, and have reasonable prospects of economic extraction as required by and defined in the CIM Standards.

(6)	Includes CIL >1 g/t Au.

KINROSS GOLD 2011 ANNUAL REPORT    F15

Heap leach metallurgical test work on Tasiast sulphide ores commenced in 2009 and a second phase of testwork in 2010 confirmed that fine crushing with high pressure grinding rolls (HPGRs) were beneficial for heap leaching. A third phase of heap leach test work was completed in 2011 on West Branch drill core samples totalling 6.8 tonnes and representing the main ore types up to 150 metres deep. The samples were crushed via HPGR and tested in 57 heap leach columns. Average gold recovery for all of the samples was 63%. A fourth phase of column test work, which will use up to 15 tonnes of new samples, is continuing to test deeper material and low grade areas of the deposit, with emphasis on finalizing the optimum crush size, reagent consumption and recovery from each zone.

Update on site infrastructure and mine enhancements: Expansion of the existing camp continues to support an increasing operations and construction workforce, with a build-out to 3,000 beds scheduled for completion in the first quarter of 2012. Construction of Phase 1 and 2 of the permanent camp has been initiated, including accommodation for 3,500 which is expected to be complete in the second half of 2012. Work has been initiated on expanding site utilities to accommodate the large construction effort. Development of an interim water pipeline and wellfield is now underway, with contractors mobilized for both pipeline construction and well drilling. Additions to the site-based power supply totaling 20 megawatts have been purchased with installation at site expected in the fourth quarter of 2012. Infrastructure to support an expanding mining operation, including a truck shop, training centre, additional fuel storage and warehousing are all planned to proceed in 2012. All required permits are in place to support these ongoing activities.

Commissioning of the initial phase of the Tasiast mine expansion, the expansion of the dump leaching facilities and construction of the ADR plant, is now complete. The new facilities are expected to have a positive impact on 2012 production, with a total of 17 million tonnes of ore expected to be placed on the dump leach pads, compared with the 8.8 million tonnes mined and placed on pads in 2011. Gold production from dump leach operations is expected to increase by 280% from 48,000 ounces in 2011 to approximately 134,000 ounces in 2012. The ADR plant will also serve the expanded processing operation.

Update on procurement: Procurement of equipment for the expanding mining operation is continuing. Tasiast has taken delivery of 12 Caterpillar 793 haul trucks, three Caterpillar 6060 hydraulic shovels and four SKF-12 Reedrill blasthole drills to support the expanding pre-production development activities at West Branch. Tasiast is scheduled to take delivery of additional fleet components in 2012, including 12 Caterpillar 793 trucks, two Caterpillar 6060 hydraulic shovels, and a second grouping of four SKF-12 Reedrill blasthole drills. Support equipment for the truck and shovel fleet are also scheduled for delivery in 2012. The increase in equipment will be supported by hiring and training efforts to support an increase in annual mine production from the 50 Mt mined in 2011 to a forecast of 96 Mt in 2012.

In 2012, capital expenditures for equipment procurement, site development, pre-production mining and continued engineering are forecast to be approximately $765 million, focused on infrastructure which is expected to support any of the processing options currently being assessed.

Dvoinoye

Key project development activities at Dvoinoye continue to proceed on schedule. The processing of Dvoinoye ore remains on target to commence in the second half of 2013.

Approximately 1,320 metres of underground development have been completed as of the end of the fourth quarter 2011, versus 1,200 metres planned for the year. The second entry point to the mine, the West Portal, has been collared and additional mining equipment is being transported to site to meet the accelerated rate of development for 2012.

The truck shop and water storage buildings have been delivered to site. The permanent camp, key equipment and supplies for the 2012 construction program are currently being assembled in the port of Pevek for delivery to site during the 2012 winter road campaign. Earthworks and roads for site facilities, including the permanent camp, are largely complete. Concrete foundation work for the truck shop and water storage building are complete. Concrete foundations are in progress for the permanent camp and the diesel fuel tank farm. The administration and warehouse building has been procured and fuel and water storage tanks have been fabricated. The temporary man camp is being expanded in order to satisfy accommodation requirements during the construction period. Construction of the all-season road between Dvoinoye and Kupol has commenced and is progressing well.

F16    KINROSS GOLD 2011 ANNUAL REPORT

Paracatu ball mills

Engineering on the fourth Paracatu ball mill was 99% complete and procurement was at 98% as of the end of the fourth quarter 2011. Construction progress was 41%, with both concrete and structural steel approximately 90% and 75% complete, respectively. Pre-assembly of the mill was complete, and ball mill installation commenced in January. The project is expected to be operational in the third quarter of 2012.

The new flash flotation gold recovery process for the first two ball mills and the desulphurization process at Paracatu have been commissioned, and both plants are now ramping up.

Maricunga SART plant

Construction of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant was re-started in late November. The SART project is targeted for completion in the first half of 2012.

New developments

Fruta del Norte

Negotiations with the Ecuadorean government on an enhanced economic package at FDN continue, as described above. Permitting and development work at site will continue in 2012, including construction of the site access road, upgrading of the existing camp, advancing work on the exploration decline, and exploration drilling.

Lobo-Marte

As outlined above, as part of the capital optimization process, the timeline for the Lobo-Marte feasibility study is being extended, and is now targeted for completion in 2013. During this time, the Company will work on project optimization, including a reevaluation of various project configurations, flowsheets, execution strategies and development scenarios. This will include a review of opportunities to optimize development of the project as part of the Company’s suite of assets in the Maricunga district, including opportunities for logistical efficiencies and consolidation of resources between operations. Permitting activities for Lobo-Marte continue, and approval of the Environmental Impact Assessment is targeted for the end of 2012. The Company is also viewing development of the Pompeya deposit at La Coipa as an important objective in the context of its Chilean development opportunities.

Recent transactions

Closure of $200.0 million Kupol project financing

On December 22, 2011, the Company announced that the $200.0 million non-recourse loan to Chukotka Mining and Geological Company (“CMGC”) from a group of international financial institutions had been funded. The non-recourse loan carries a term of five years, with annual interest of LIBOR plus 2.5%.

Completion of $1.0 billion unsecured debt offering

On August 22, 2011, Kinross completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”). The notes are senior unsecured obligations of the Company. Kinross received investment grade ratings with stable outlook from all three major rating agencies in connection with the offering. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.

Completion of share purchase agreement to acquire 100% of Kupol

On April 27, 2011, Kinross’ 75%-owned subsidiary, CMGC completed the purchase from the State Unitary Enterprise of the Chukotka Autonomous Okrug, or (“CUE”), of the 2,292,348 shares of CMGC previously held by CUE, representing 25.01% of CMGC’s outstanding share capital, for consideration of $335.4 million, including transaction costs.

KINROSS GOLD 2011 ANNUAL REPORT    F17

As a result, Kinross now owns 100% of CMGC, consolidating the Company’s ownership of Kupol and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation. With the recently completed acquisitions of the Dvoinoye deposit and Vodorazdelnaya property, and the remaining interests in the Kupol East-West exploration licences, Kupol is now in a position to benefit fully from this prospective high-grade epithermal district.

Increase in the revolving credit facility

On March 31, 2011, the Company amended its unsecured revolving credit facility, increasing the available credit from $600 million to $1.2 billion.

Sale of Harry Winston Diamond Corporation shares

On March 23, 2011, the Company completed the sale of its approximate 8.5% equity interest in Harry Winston, consisting of approximately 7.1 million Harry Winston common shares, on an underwritten block trade basis, for net proceeds of $100.6 million. No cash income tax was payable as a result of the sale. On August 25, 2011, the Company collected a note receivable from Harry Winston in the amount of $70.0 million plus accrued interest, which was also part of the proceeds on the sale of the Company’s Working Interest in Diavik in August 2010.

Other Developments

New Chief Financial Officer appointed

Kinross appointed Paul H. Barry as Executive Vice-President and Chief Financial Officer, effective April 4, 2011. Mr. Barry replaced Thomas M. Boehlert.

New Director appointed

The Board of Directors appointed Kenneth Irving as a Director, effective August 10, 2011.

5. CONSOLIDATED RESULTS OF OPERATIONS

	Year ended December 31,			2011 vs 2010		2010 vs 2009
					%		%
(in millions, except ounces, per share amounts and gold price)	2011	2010	2009 (c)	Change	Change (d)	Change	Change
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	2,702,573	2,527,695	2,470,042	174,878	7%	57,653	2%
Sold (b)	2,701,358	2,537,175	2,487,076	164,183	6%	50,099	2%
Attributable gold equivalent ounces (a)
Produced (b)	2,610,373	2,334,104	2,238,665	276,269	12%	95,439	4%
Sold (b)	2,611,287	2,343,505	2,251,189	267,782	11%	92,316	4%
Gold ounces sold	2,425,946	2,352,044	2,277,721	73,902	3%	74,323	3%
Silver ounces sold (000’s)	12,146	11,281	13,982	865	8%	(2,701)	(19%)
Average realized gold price ($/ounce)	$1,502	$1,191	$967	$311	26%	$224	23%

Financial Data
Metal sales	$3,943.3	$3,010.1	$2,412.1	$933.2	31%	$598.0	25%
Production cost of sales	$1,596.4	$1,249.0	$1,047.1	$347.4	28%	$201.9	19%
Depreciation, depletion and amortization	$577.4	$551.5	$447.3	$25.9	5%	$104.2	23%
Impairment charges	$2,937.6	$-	$-	$2,937.6	nm	$-	0%
Operating earnings (loss)	$(1,542.5)	$648.9	$645.9	$(2,191.4)	(338%)	$3.0	0%
Net earnings (loss) attributed to common shareholders	$(2,073.6)	$759.7	$309.9	$(2,833.3)	(373%)	$449.8	145%

(a)	Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1, and 2009 - 66.97:1.

(c)	2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

(d)	“nm” means not meaningful.

F18    KINROSS GOLD 2011 ANNUAL REPORT

Operating Earnings (Loss) by Segment

	Year ended December 31,			2011 vs 2010		2010 vs 2009
					%		%
(in millions)	2011	2010	2009 (d)	Change	Change (e)	Change	Change (e)
Operating segments
Fort Knox	$189.1	$178.4	$80.4	$10.7	6%	$98.0	122%
Round Mountain	135.6	91.7	84.1	43.9	48%	7.6	9%
Kettle River-Buckhorn	115.1	79.6	58.6	35.5	45%	21.0	36%
Kupol (a)	379.8	386.8	442.5	(7.0)	(2%)	(55.7)	(13%)
Paracatu	316.1	271.1	41.7	45.0	17%	229.4	nm
Crixás	33.0	38.7	25.9	(5.7)	(15%)	12.8	49%
La Coipa	67.9	67.1	42.3	0.8	1%	24.8	59%
Maricunga	239.2	54.7	83.2	184.5	337%	(28.5)	(34%)
Tasiast (b)	(2,420.0)	(14.5)	-	(2,405.5)	nm	(14.5)	nm
Chirano (b)	(316.6)	16.1	-	(332.7)	nm	16.1	nm

Non-operating segments
Fruta del Norte	(4.1)	(293.4)	(26.0)	289.3	99%	(267.4)	nm
Corporate and Other (c)	(277.6)	(227.4)	(186.8)	(50.2)	(22%)	(40.6)	(22%)
Total	$(1,542.5)	$648.9	$645.9	$(2,191.4)	(338%)	$3.0	0%

(a)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

(b)	The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.

(c)	“Corporate and Other” includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

(d)	2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

(e)	“nm” means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) - USA

	Year ended December 31,
	2011	2010	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)	8,036	19,790	(11,754)	(59%)
Tonnes processed (000’s) (a)	31,078	25,735	5,342	21%
Grade (grams/tonne) (b)	0.56	0.79	(0.23)	(29%)
Recovery (b)	78.1%	79.9%	(1.8%)	(2%)
Gold equivalent ounces:
Produced	289,794	349,729	(59,935)	(17%)
Sold	287,519	349,460	(61,941)	(18%)

Financial Data (in millions)
Metal sales	$454.0	$432.9	$21.1	5%
Production cost of sales	199.1	189.6	9.5	5%
Depreciation, depletion and amortization	57.6	61.9	(4.3)	(7%)
	197.3	181.4	15.9	9%
Exploration and business development	6.9	3.0	3.9	130%
Other	1.3	-	1.3	nm
Segment operating earnings	$189.1	$178.4	$10.7	6%

(a)	Includes 17,575,000 tonnes placed on the heap leach pad during 2011 compared with 12,528,000 tonnes placed on the heap leach pad during 2010.

(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.33 grams per tonne during 2011. Ore placed on the heap leach pad had an average grade of 0.28 grams per tonne during 2010. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful.

KINROSS GOLD 2011 ANNUAL REPORT    F19

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2011 vs. 2010

Tonnes of ore mined decreased by 59%, tonnes of ore processed increased by 21%, and grade and recovery declined in 2011 compared with 2010 due to a planned shift from mined ore to lower grade stockpiled ore. Gold equivalent ounces produced were 17% lower in 2011 compared with 2010 despite the increase in processing as the reliance on lower grade stockpile ore increased in 2011.

Metal sales in 2011 were 5% higher than in 2010 due to increased metal prices realized, offset to some extent by a 18% decline in gold equivalent ounces sold. Production cost of sales were higher during 2011 compared with 2010, largely due to higher unit cost as a result of processing a higher volume of lower grade stockpile ore and higher diesel and electricity costs. Depreciation, depletion and amortization during 2011 was 7% lower compared to 2010, due largely to the decline in gold equivalent ounces sold although this was partially offset by the impact of higher depreciable assets in 2011 compared to 2010.

Round Mountain (50% ownership and operator; Barrick 50% ownership) - USA

	Year ended December 31,
	2011	2010	Change	% Change (c)
Operating Statistics (b)
Tonnes ore mined (000’s) (a)	27,334	23,218	4,116	18%
Tonnes processed (000’s) (a)	31,030	30,348	682	2%
Grade (grams/tonne) (b)	0.96	1.02	(0.06)	(6%)
Gold equivalent ounces:
Produced	187,444	184,554	2,890	2%
Sold	185,385	184,503	882	0%

Financial Data (in millions)
Metal sales	$295.0	$227.5	$67.5	30%
Production cost of sales	129.2	115.4	13.8	12%
Depreciation, depletion and amortization	28.7	20.0	8.7	44%
	137.1	92.1	45.0	49%
Exploration and business development	0.6	0.7	(0.1)	(14%)
Other	0.9	(0.3)	1.2	nm
Segment operating earnings	$135.6	$91.7	$43.9	48%

(a)	Tonnes of ore mined/processed represent 100%. Includes 28,189,000 tonnes placed on the heap leach pad during 2011 compared with 26,791,000 tonnes placed on the heap leach pad during 2010.

(b)
The presentation has been amended to reflect mill grade only, with heap leach grade shown separately below, rather than a blended rate for mill and heap leach grades. Ore placed on the heap leach pad had an average of 0.43 grams per tonne during both 2011 and 2010. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003.

2011 vs. 2010

Tonnes of ore mined during 2011 were 18% higher than in 2010 due to mine sequencing and pit wall stability issues during 2010. Gold grades and gold equivalent ounces produced during 2011 were in line with 2010.

Metal sales in 2011 were 30% higher compared with 2010 due to higher metal prices realized. Production cost of sales increased by $13.8 million, or 12%, compared with 2010 due primarily to higher diesel fuel, contractor, cyanide and lime costs. Depreciation, depletion and amortization was 44% higher than in 2010 primarily due to amortization associated with two new mine phases and machinery and equipment additions.

F20    KINROSS GOLD 2011 ANNUAL REPORT

Kettle River–Buckhorn (100% ownership and operator) - USA

	Year ended December 31,
	2011	2010	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	450	438	12	3%
Tonnes processed (000’s)	443	436	7	2%
Grade (grams/tonne)	13.77	16.21	(2.44)	(15%)
Recovery	89.2%	88.8%	0.4%	0%
Gold equivalent ounces:
Produced	175,292	198,810	(23,518)	(12%)
Sold	178,269	196,282	(18,013)	(9%)

Financial Data (in millions)
Metal sales	$279.4	$242.6	$36.8	15%
Production cost of sales	74.9	64.7	10.2	16%
Depreciation, depletion and amortization	80.9	93.8	(12.9)	(14%)
	123.6	84.1	39.5	47%
Exploration and business development	8.9	7.1	1.8	25%
Other	(0.4)	(2.6)	2.2	85%
Segment operating earnings	$115.1	$79.6	$35.5	45%

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2011 vs. 2010

Tonnes of ore mined and processed in 2011 increased by 3% and 2%, respectively, compared with 2010. Gold grades were 15% lower in 2011 compared with 2010 due to planned mine sequencing. Gold equivalent ounces produced in 2011 were 12% lower than in 2010 due to lower grades which more than offset the impact of the increase in tonnes processed. Gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales during 2011 increased by 15% compared with 2010 mainly due to an increase in metal prices realized which more than offset a 9% decline in gold equivalent ounces sold. Production cost of sales increased by 16% in 2011 compared with 2010 due to increases in contractor, maintenance and labour costs. Depreciation, depletion and amortization was 14% lower than in 2010 primarily reflecting the decrease in gold equivalent ounces sold.

KINROSS GOLD 2011 ANNUAL REPORT    F21

Kupol (100% ownership and operator) - Russian Federation (a)

	Year ended December 31,
	2011 (d)	2010 (d)	Change	% Change
Operating Statistics
Tonnes ore mined (000’s) (b)	1,287	1,331	(44)	(3%)
Tonnes processed (000’s) (b)	1,238	1,163	75	6%
Grade (grams/tonne):
Gold	13.37	18.04	(4.67)	(26%)
Silver	195.31	217.00	(21.69)	(10%)
Recovery:
Gold	93.8%	94.6%	(0.8%)	(1%)
Silver	83.9%	83.7%	0.2%	0%
Gold equivalent ounces: (b),(c)
Produced	653,063	738,677	(85,614)	(12%)
Sold	655,325	740,566	(85,241)	(12%)
Silver ounces: (b)
Produced (000’s)	6,590	6,672	(82)	(1%)
Sold (000’s)	6,740	6,573	167	3%

Financial Data (in millions)
Metal sales	$761.1	$781.8	$(20.7)	(3%)
Production cost of sales	247.8	236.2	11.6	5%
Depreciation, depletion and amortization	123.5	154.9	(31.4)	(20%)
	389.8	390.7	(0.9)	(0%)
Exploration and business development	8.9	2.8	6.1	218%
Other	1.1	1.1	-	(0%)
Segment operating earnings	$379.8	$386.8	$(7.0)	(2%)

(a)	As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.

(b)	Tonnes of ore mined/processed, production and sales represents 100%.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1.

(d)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest was acquired from the CUE on April 27, 2011.

2011 vs. 2010

Tonnes of ore mined were 3% lower in 2011 compared with 2010 largely due to the completion of open pit mining during 2011. Improved mill throughputs increased the tonnes of ore processed during 2011 by 75,000 tonnes or 6% compared with 2010. Gold grades were 26% lower than in 2010 due to planned mine sequencing. Gold equivalent ounces produced declined by 12% compared with 2010 due to the lower gold grade, offset to some degree by increased processing and a more favourable gold equivalent ratio than in 2010.

Metal sales during 2011 declined by 3% compared with 2010 as a result of lower gold equivalent ounces sold, offset to some extent by higher metal prices realized. Production cost of sales increased by 5% compared with 2010 due largely to increases in royalties and labour costs. Depreciation, depletion and amortization was lower due to an increase in reserves at December 31, 2010 and lower gold equivalent ounces sold.

F22    KINROSS GOLD 2011 ANNUAL REPORT

Paracatu (100% ownership and operator) - Brazil

	Year ended December 31,
	2011	2010	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	44,434	44,902	(468)	(1%)
Tonnes processed (000’s)	44,532	42,658	1,874	4%
Grade (grams/tonne)	0.42	0.45	(0.03)	(7%)
Recovery	75.2%	77.5%	(2.3%)	(3%)
Gold equivalent ounces:
Produced	453,396	482,397	(29,001)	(6%)
Sold	449,605	487,877	(38,272)	(8%)

Financial Data (in millions)
Metal sales	$709.7	$597.8	$111.9	19%
Production cost of sales	323.9	261.0	62.9	24%
Depreciation, depletion and amortization	60.7	63.1	(2.4)	(4%)
	325.1	273.7	51.4	19%
Exploration and business development	0.1	-	0.1	nm
Other	8.9	2.6	6.3	242%
Segment operating earnings	$316.1	$271.1	$45.0	17%

(a)	“nm” means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. (“TVX”) on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

2011 vs. 2010

Tonnes of ore mined in 2011 were marginally lower compared with 2010, due to a higher volume of waste. The increased processing capacity provided by the third ball mill increased the tonnes of ore processed during 2011 compared with 2010, which was offset to some degree by the temporary disruption to operations in the fourth quarter of 2011 as described below. In addition, gold grades were 7% lower in 2011 compared with 2010 due to planned mine sequencing, which in turn resulted in lower recoveries in 2011 compared with 2010. Gold equivalent ounces produced and sold were lower than in 2010 due to the above mentioned decline in grades and recoveries.

Metal sales were 19% higher in 2011 compared with 2010 due to an increase in metal prices realized, offset to some degree by the 8% decline in gold equivalent ounces sold. Production cost of sales increased by 24% in 2011 compared with 2010 due primarily to higher power, labour and contractor costs. Depreciation, depletion and amortization was 4% lower than in 2010 largely due to the decline in gold equivalent ounces sold.

Paracatu’s Plant 2, which was temporarily shut down in late October 2011 to address an electrical malfunction affecting the SAG mill motor, resumed operations in November 2011.

KINROSS GOLD 2011 ANNUAL REPORT    F23

Crixás (50% ownership; AngloGold Ashanti 50% ownership and operator) - Brazil

	Year ended December 31,
	2011	2010	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000’s) (a)	1,212	1,132	80	7%
Tonnes processed (000’s) (a)	1,170	1,132	38	3%
Grade (grams/tonne)	3.81	4.40	(0.59)	(13%)
Recovery	92.7%	93.3%	(0.6%)	(1%)
Gold equivalent ounces:
Produced	66,583	74,777	(8,194)	(11%)
Sold	63,757	77,156	(13,399)	(17%)

Financial Data (in millions)
Metal sales	$100.8	$94.7	$6.1	6%
Production cost of sales	50.3	37.5	12.8	34%
Depreciation, depletion and amortization	13.3	18.1	(4.8)	(27%)
	37.2	39.1	(1.9)	(5%)
Exploration and business development	1.9	0.1	1.8	nm
Other	2.3	0.3	2.0	nm
Segment operating earnings	$33.0	$38.7	$(5.7)	(15%)

(a)	Tonnes of ore mined/processed represents 100% of mine production.

(b)	“nm” means not meaningful.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

2011 vs. 2010

Tonnes of ore mined and processed during 2011 were higher than in 2010 and in line with the mine plan. Gold grades were 13% lower in 2011 than in 2010 due to mine sequencing. Gold equivalent ounces produced in 2011 were 11% lower than in 2010 due largely to the corresponding decline in gold grades.

Metal sales in 2011 were 6% higher than in 2010 due to higher metal prices realized which more than offset the lower gold equivalent ounces sold. Production cost of sales increased by 34% in 2011 compared with 2010 due primarily to higher power, maintenance and labour costs. Depreciation, depletion and amortization decreased in line with the corresponding decline in gold equivalent ounces sold and increase in reserves.

F24    KINROSS GOLD 2011 ANNUAL REPORT

La Coipa (100% ownership and operator) - Chile

	Year ended December 31,
	2011	2010	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000’s)	2,137	3,985	(1,848)	(46%)
Tonnes processed (000’s)	4,278	4,445	(167)	(4%)
Grade (grams/tonne):
Gold	0.71	1.14	(0.43)	(38%)
Silver	64.02	50.43	13.59	27%
Recovery:
Gold	78.7%	79.0%	(0.3%)	(0%)
Silver	51.2%	58.8%	(7.6%)	(13%)
Gold equivalent ounces: (a)
Produced	178,287	196,330	(18,043)	(9%)
Sold	191,032	203,626	(12,594)	(6%)
Silver ounces:
Produced (000’s)	4,520	4,154	366	9%
Sold (000’s)	4,760	4,078	682	17%

Financial Data (in millions)
Metal sales	$255.4	$250.5	$4.9	2%
Production cost of sales	145.5	132.0	13.5	10%
Depreciation, depletion and amortization	28.5	47.6	(19.1)	(40%)
	81.4	70.9	10.5	15%
Exploration and business development	9.2	3.6	5.6	156%
Other	4.3	0.2	4.1	nm
Segment operating earnings	$67.9	$67.1	$0.8	1%

(a)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1.

(b)	“nm” means not meaningful.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003. On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interests in the PJV and Musselwhite mines were sold and the remaining 50% interest in La Coipa was acquired. Included in the results of La Coipa is its 65% interest in the Puren deposit.

2011 vs. 2010

Tonnes of ore mined were lower by 46% in 2011 compared with 2010 due to mine sequencing, planned reliance on lower grade stockpiles, and a change in ore pit sourcing. Tonnes of ore processed decreased by 4% compared with 2010 due to the decline in ore mined, offset by increased processing of stockpiled ore, which led to grade and recovery variances compared to 2010. Gold equivalent ounces produced were lower in 2011 by 9% compared with 2010 due primarily to the lower gold grade, offset to some extent by a combination of a more favourable gold equivalent ratio and increased silver production. Gold equivalent ounces sold exceeded production due to timing of shipments as shipments that were produced at the end of 2010 were sold during 2011.

Metal sales in 2011 were 2% higher compared with 2010 due to an increase in metal prices realized offset to a large extent by the decrease in gold equivalent ounces sold. Production cost of sales in 2011 increased by 10% compared with 2010 due to higher input costs primarily relating to power, diesel fuel, and labour. Depreciation, depletion and amortization in 2011 was 40% lower primarily due to the decrease in gold equivalent ounces sold.

KINROSS GOLD 2011 ANNUAL REPORT    F25

Maricunga (100% ownership and operator) - Chile

	Year ended December 31,
	2011	2010	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000’s)	15,394	14,929	465	3%
Tonnes processed (000’s)	15,258	14,267	991	7%
Grade (grams/tonne)	0.82	0.77	0.05	7%
Gold equivalent ounces:
Produced	236,249	156,590	79,659	51%
Sold	230,828	155,320	75,508	49%

Financial Data (in millions)
Metal sales	$364.7	$187.5	$177.2	95%
Production cost of sales	105.5	115.9	(10.4)	(9%)
Depreciation, depletion and amortization	19.2	15.3	3.9	25%
	240.0	56.3	183.7	326%
Exploration and business development	0.3	-	0.3	nm
Other	0.5	1.6	(1.1)	(69%)
Segment operating earnings	$239.2	$54.7	$184.5	337%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)	“nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema.

2011 vs. 2010

Tonnes of ore mined and processed were 3% and 7% higher, respectively, compared with 2010 due to sequencing per the mine plan and improved equipment utilization rates. Gold equivalent ounces produced increased by 51% due primarily to higher recoveries, tonnes processed, and gold grades.

Metal sales increased by 95% in 2011 compared with 2010. Higher gold equivalent ounces sold accounted for 49% of the total $177.2 million increase, with the remainder attributable to an increase in metal prices realized. Production cost of sales were lower than in 2010 despite higher gold equivalent ounces sold due to lower unit costs resulting from higher grade ore processed. Depreciation, depletion and amortization increased by 25% primarily due to the increase in gold equivalent ounces sold.

F26    KINROSS GOLD 2011 ANNUAL REPORT

Tasiast (100% ownership and operator) - Mauritania

	Year ended December 31,
	2011	2010	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)	11,836	2,197	9,639	nm
Tonnes processed (000’s) (a)	11,454	2,059	9,395	nm
Grade (grams/tonne) (b)	2.02	2.33	(0.31)	(13%)
Recovery (b)	88.4%	86.7%	1.7%	2%
Gold equivalent ounces:
Produced	200,619	56,611	144,008	nm
Sold	196,961	57,097	139,864	nm

Financial Data (in millions)
Metal sales	$308.9	$78.0	$230.9	nm
Production cost of sales	138.2	45.1	93.1	nm
Depreciation, depletion and amortization	63.5	24.0	39.5	nm
Impairment charges	2,490.1	-	2,490.1	nm
	(2,382.9)	8.9	(2,391.8)	nm
Exploration and business development	24.8	23.2	1.6	nm
Other	12.3	0.2	12.1	nm
Segment operating loss	$(2,420.0)	$(14.5)	$(2,405.5)	nm

(a)	Includes 8,845,000 tonnes placed on the dump leach pad during 2011 compared with 1,540,000 tonnes placed on the dump leach pad during 2010.

(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.59 grams per tonne during 2011 and 0.64 grams per tonne during 2010. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase was a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Tasiast open pit mine, have been consolidated with those of Kinross commencing on September 17, 2010. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

Year ended December 31, 2011

During 2011, ore mined and processed amounted to 11,836,000 and 11,454,000 tonnes, respectively. Tasiast produced 200,619 gold equivalent ounces, while selling 196,961 gold equivalent ounces during the year. Gold was milled at an average grade of 2.02 grams per tonne.

The Company recorded a goodwill impairment charge of $2,490.1 million during the year ended December 31, 2011 as a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

Metal sales of $308.9 million, net of production cost of sales, depreciation, depletion and amortization, the impairment charge, exploration and business development, and other expenses, resulted in an operating loss of $2,420.0 million for 2011. Kinross’ continuation of the planned post-acquisition ramp up in exploration and business development costs resulted in $24.8 million being spent during 2011. The amortization of the acquisition date inventory fair value adjustment resulted in a charge of of $12.9 million recorded in 2011 production cost of sales.

KINROSS GOLD 2011 ANNUAL REPORT    F27

Chirano (90% ownership and operator) - Ghana

	Year ended December 31,
	2011	2010	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000’s) (a)	3,893	1,308	2,585	nm
Tonnes processed (000’s) (a)	3,572	1,142	2,430	nm
Grade (grams/tonne)	2.47	2.74	(0.27)	(10%)
Recovery	91.6%	91.3%	0.3%	0%
Gold equivalent ounces: (a)
Produced	261,846	89,220	172,626	nm
Sold	262,677	85,288	177,389	nm

Financial Data (in millions)
Metal sales	$414.3	$116.8	$297.5	nm
Production cost of sales	182.0	51.6	130.4	nm
Depreciation, depletion and amortization	95.5	48.0	47.5	nm
Impairment charges	447.5	-	447.5	nm
	(310.7)	17.2	(327.9)	nm
Exploration and business development	4.7	0.9	3.8	nm
Other	1.2	0.2	1.0	nm
Segment operating earnings (loss)	$(316.6)	$16.1	$(332.7)	nm

(a)	Tonnes of ore mined/processed, production and sales represents 100%.

(b)	“nm” means not meaningful. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase was a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Chirano open pit and underground mine, have been consolidated with those of Kinross commencing on September 17, 2010. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

The Company owns a 90% interest in the Chirano mine. A 10% carried interest is held by the government of Ghana.

Year ended December 31, 2011

During 2011, ore mined and processed amounted to 3,893,000 and 3,572,000 tonnes, respectively. Gold was milled at an average grade of 2.47 grams per tonne and recovery was 91.6% for the year. Chirano produced 261,846 gold equivalent ounces, while selling 262,677 gold equivalent ounces during 2011. Gold equivalent ounces sold exceeded production due to timing of shipments as shipments that were produced at the end of 2010 were sold during 2011.

The Company recorded a goodwill impairment charge of $447.5 million during the year ended December 31, 2011 as a result of the Company’s annual assessment of goodwill.

Metal sales of $414.3 million, net of production cost of sales, depreciation, depletion and amortization, the impairment charge, exploration and business development, and other expenses, resulted in an operating loss of $316.6 million for 2011.

F28    KINROSS GOLD 2011 ANNUAL REPORT

Impairment of goodwill

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (a)
Impairment charges	$2,937.6	$-	$2,937.6	nm

(a)	“nm” means not meaningful.

The Company completed its annual assessment of the carrying value of goodwill for all properties. The Company’s goodwill impairment testing methodology is described in Note 3(ix) of the December 31, 2011 financial statements. As a result of this review, as disclosed in Note 8 to the December 31, 2011 financial statements, an aggregate non-cash goodwill impairment charge of $2,937.6 million was recorded for the Tasiast and Chirano assets acquired in the Red Back acquisition. The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The Tasiast project represents $2,490.1 million and Chirano represents $447.5 million of the non-cash goodwill impairment charge recorded. A number of market factors are taken into account in determining fair value, including gold price. The Company has used a long term gold price estimate of $1,250 per ounce as at December 31, 2011.

The Company acquired Red Back Mining Inc. in an all-share transaction in which the Company issued 416.4 million common shares, 25.8 million common share purchase warrants, and 8.7 million fully-vested replacement options. Under IFRS, the Company is required to value the acquisition based on the Company’s share price on the date the transaction closes, and not the share price on the announcement date. The Company’s share price increased $2.71, from $15.73 to $18.44 per share, during the period between the announcement date and the closing date, thereby substantially increasing the goodwill value that was recorded on finalization of the purchase price allocation under IFRS. However, the share exchange ratio upon which the transaction was negotiated and approved did not change as a result of the finalization of the purchase price allocation, and accordingly, the number of Kinross shares issued also did not change.

At December 31, 2010, the Company completed its annual goodwill impairment testing under IFRS and it was determined there was no impairment to goodwill. At December 31, 2010, the Company determined that the recoverable amount determined as the fair value less costs to sell of Fruta del Norte, a pre-development project in Ecuador, was less than its carrying amount. As such, an impairment charge of $290.7 million was recorded in the consolidated statement of operations within exploration and business development expense in the year ended December 31, 2010 with a corresponding decrease in property, plant and equipment. At December 31, 2010, Fruta del Norte was reclassified into the development and operating properties category upon declaration of proven and probable reserves.

Exploration and business development

	Year ended December 31,
(in millions)	2011	2010	Change	% Change
Exploration and business development	$136.4	$400.6	$(264.2)	(66%)

For the year ended December 31, 2011, exploration and business development expenses were $136.4 million, compared with $400.6 million for 2010. Of the total exploration and business development expense, expenditures on exploration totaled $104.7 million in 2011, an increase of $17.4 million over 2010. Capitalized exploration expenditures, including capitalized evaluation expenditures, totaled $112.3 million for 2011 compared with $39.9 million in 2010. The increase in capitalized exploration resulted largely from the expansion at Tasiast.

Kinross was active on more than 30 mine site, near-mine and greenfields initiatives in 2011, with drilling across all projects totalling 780,918 metres.

KINROSS GOLD 2011 ANNUAL REPORT   F29

For the year ended December 31, 2010, exploration and business development expense includes an impairment charge of $290.7 million related to property, plant and equipment at Fruta del Norte.

General and administrative
	Year ended December 31,
(in millions)	2011	2010	Change	% Change
General and administrative	$173.6	$144.0	$29.6	21%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

For 2011, general and administrative costs were $173.6 million, an increase of 21% compared with 2010. The increase was largely due to higher employee related costs and the costs of the continued integration of the Red Back operations, compared with 2010.

Other income - net

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (a)
Gain on sale of assets and investments - net	$24.8	$599.2	$(574.4)	(96%)
Transaction costs on acquisition of Red Back	-	(41.5)	41.5	100%
Foreign exchange gains (losses)	12.0	(0.2)	12.2	nm
Net non-hedge derivative gains	59.1	55.9	3.2	6%
Working Interest in Diavik Diamond mine	-	(2.4)	2.4	100%
Other	5.9	3.3	2.6	79%
	$101.8	$614.3	$(512.5)	(83%)

(a)	“nm” means not meaningful.

For 2011, other income decreased to income of $101.8 million compared with income of $614.3 million for 2010. The discussion below details the changes in other income for 2011 compared with 2010.

Gain on acquisition/disposition of assets and investments - net

In 2011, there was a net gain of $24.8 million on the acquisition/disposition of assets and investments compared with a total net gain of $599.2 million in 2010. The gain of $24.8 million in 2011 was mainly due to a gain of $30.9 million on the sale of the Company’s remaining interest in Harry Winston. The gain on sale of assets and investments in 2010 was a result of gains of $146.4 million and $95.5 million recorded on the Company’s sale of its equity interest in Harry Winston and its Working Interest in Diavik, respectively. In addition, in 2010, the Company recognized a gain of $209.3 million representing the unrealized increase in fair value of the initial investment in Red Back at the time of the acquisition and a $78.1 million gain related to the sale of one-half of the Company’s interest in Cerro Casale.

Foreign exchange gains (losses)

During 2011, foreign exchange gains were $12.0 million compared with losses of $0.2 million for 2010. The foreign exchange gains were the result of the US dollar being stronger at December 31, 2011 relative to the Chilean peso, Brazilian real, Canadian dollar, and the Russian rouble compared with December 31, 2010.

F30    KINROSS GOLD 2011 ANNUAL REPORT

Net non-hedge derivative gains

Net non-hedge derivative gains recognized during 2011 increased to $59.1 million compared to $55.9 million in 2010. The increases in 2011 compared to 2010 were largely due to the impact of the fair value adjustments related to the embedded derivatives on the Company’s senior convertible notes and Canadian dollar denominated common share purchase warrants.

Finance expense
	Year ended December 31,
(in millions)	2011	2010	Change	% Change
Finance expense	$66.1	$62.2	$3.9	6%

Finance expense includes accretion on reclamation and remediation obligations and interest expense. Interest expense decreased by $3.8 million, or 8%, in 2011 compared with 2010, due primarily to an increase in capitalized interest, which is offset by new interest charges from the issuance of unsecured $1.0 billion senior notes. Furthermore, accretion on reclamation and remediation obligations increased by $7.7 million in 2011 compared with 2010. The increase in accretion on reclamation and remediation obligations was due to an increase in the underlying provisions. Capitalized interest for 2011 was $26.6 million compared with $1.1 million for 2010.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana.

In 2011, the Company recorded a tax provision of $510.8 million on a loss before taxes of $1,502.2 million, compared with a tax provision of $332.8 million on earnings before taxes of $1,204.9 million in 2010. Kinross’ combined federal and provincial statutory tax rate was 28.3% for 2011. Excluding the 2011 goodwill impairment and the 2010 asset impairment the Company’s effective tax rate was 35.6% for 2011 compared with 22.3% for 2010. Excluding the impact of goodwill as noted above, the increase in the Company’s effective tax rate for 2011 compared with 2010 was largely due to:

i)	A higher 2011 rate from a net foreign exchange loss on translation of tax basis and deferred income taxes within income tax expense; and

ii)	A lower 2010 rate from the tax free sale of our investment in Harry Winston in 2010 and the unrealized increase in fair value of the initial investment in Red Back.

There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

KINROSS GOLD 2011 ANNUAL REPORT   F31

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (a)
Cash flow:
Provided from operating activities	$1,416.9	$1,002.2	$414.7	41%
Provided from (used in) investing activities	(1,748.0)	213.7	(1,961.7)	nm
Provided from (used in) financing activities	634.0	(353.0)	987.0	280%
Effect of exchange rate changes on cash	(3.5)	6.3	(9.8)	(156%)
Increase in cash and cash equivalents	299.4	869.2	(569.8)	(66%)
Cash and cash equivalents, beginning of period	1,466.6	597.4	869.2	145%
Cash and cash equivalents, end of period	$1,766.0	$1,466.6	$299.4	20%

(a)	“nm” means not meaningful.

Cash and cash equivalent balances increased by $299.4 million in 2011, compared with an increase of $869.2 million during 2010. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2011 vs. 2010

During 2011, net cash flow provided from operating activities was $414.7 million higher than in 2010. The increase in cash flows was largely the result of an increase in gross profit. This was offset to some extent by additional cash paid on the close out and early settlement of Kupol-related derivative instruments of $112.8 million in the third quarter of 2011. During the fourth quarter of 2011, the Company’s cash flow benefited by $64.1 million from not having the hedge contracts.

Investing Activities

2011 vs. 2010

Cash used in investing activities was $1,748.0 million during 2011 compared with $213.7 million of cash provided from investing activities in 2010.

During 2011, the primary uses of cash were capital expenditures of $1,651.5 million, additions to long-term investments and other assets of $213.4 million, and an increase in restricted cash of $60.0 million. During 2011, the Company received net proceeds of $101.4 million from the disposal of long-term investments and other assets, and collected a note receivable of $70.0 million from Harry Winston.

During 2010, the primary sources of cash were proceeds on the Company’s disposal of its equity interest in Harry Winston, its Working Interest in Diavik, net cash acquired from business acquisitions, and on the sale of one-half of the Company’s interest in Cerro Casale. During 2010 the primary uses of cash were capital expenditures of $628.3 million and cash payments associated with the Company’s acquisition of Dvoinoye.

F32    KINROSS GOLD 2011 ANNUAL REPORT

The following table provides a breakdown of capital expenditures:

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (e)
Operating segments
Fort Knox	$103.5	$81.9	$21.6	26%
Round Mountain	48.2	30.7	17.5	57%
Kettle River-Buckhorn	13.4	9.2	4.2	46%
Kupol (a)	195.9	67.3	128.6	191%
Paracatu	339.4	169.5	169.9	100%
Crixás	22.3	25.5	(3.2)	(13%)
La Coipa	64.6	28.0	36.6	131%
Maricunga	149.3	73.1	76.2	104%
Tasiast (b)	469.2	54.2	415.0	nm
Chirano (b)	94.3	13.6	80.7	nm

Non-operating segments
Fruta del Norte	90.7	38.8	51.9	134%
Cerro Casale (c)	-	4.0	(4.0)	(100%)
Corporate and Other (d)	60.7	32.5	28.2	87%
Total	$1,651.5	$628.3	$1,023.2	163%

(a)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

(b)	The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.

(c)	As of March 31, 2010, Cerro Casale is accounted for as an equity investment.

(d)	“Corporate and Other” includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

(e)	“nm” means not meaningful.

Capital expenditures for 2011 increased by $1,023.2 million compared with 2010. The increases in 2011 resulted largely from the expansion at Tasiast and mine development at Chirano post-acquisition of these properties. The increase in the Kupol segment is largely due to the inclusion of development activities at Dvoinoye, which is included in the Kupol segment as of December 31, 2011, upon the Company’s declaration of proven and probable reserves. At Maricunga, additional capital expenditures reflect pre-stripping at Pancho Phase 2 and the construction of the SART plant. The increase at Paracatu is mainly attributable to the third and fourth ball mill projects and tailings dam construction. The increase at La Coipa was primarily due to pre-stripping activities. At Fruta del Norte, the increase in capital expenditures reflects the ongoing development of the underground exploration decline. The increase in corporate and other was primarily a result of project development activities performed at Lobo-Marte.

Financing Activities

2011 vs. 2010

Net cash flow provided from financing activities was $634.0 million during 2011 compared with net cash used of $353.0 million in 2010. During 2011, the Company received $1,608.5 million of proceeds from debt which was primarily the $980.9 million in net proceeds from the issuance of senior notes and $194.1 million of net proceeds from the Kupol project financing loan. These proceeds were  offset by net repayments of debt of $482.1 million and dividends paid of $124.8 million. Additionally, the Company paid cash to acquire the remaining outstanding share capital of CMGC for total consideration of $335.4 million, increasing its interest in the entity to 100%. During 2010, the $353.0 million use of cash was primarily to repay debt of $334.9 million, which was partially offset by proceeds from debt of$127.3 million, and pay total dividends of $118.3 million.

KINROSS GOLD 2011 ANNUAL REPORT    F33

Balance Sheet

	As at
	December 31,	December 31,	December 31,
(in millions)	2011	2010	2009 (c)
Cash and cash equivalents and short-term investments	$1,767.3	$1,466.6	$632.4
Current assets	$3,117.8	$2,663.1	$1,390.9
Total assets	$16,508.8	$17,795.2	$8,013.2
Current liabilities	$795.7	$976.1	$638.0
Total long-term financial liabilities (a)	$2,363.3	$1,215.8	$1,058.2
Total debt, including current portion	$1,633.1	$474.4	$692.2
Total liabilities	$4,038.1	$3,001.9	$2,453.7
Common shareholders’ equity	$12,390.4	$14,531.1	$5,559.5
Non-controlling interest	$80.3	$262.2	$132.9
Statistics
Working capital	$2,322.1	$1,687.0	$752.9
Working capital ratio (b)	3.92:1	2.73:1	2.18:1

(a)	Includes long-term debt, provisions, unrealized fair value of derivative liabilities, and other long-term liabilities.

(b)	Current assets divided by current liabilities.

(c)	2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

At December 31, 2011, Kinross had cash and cash equivalents and short-term investments of $1,767.3 million, an increase of $300.7 million over the December 31, 2010 balance due primarily to proceeds from the issuance of new debt. Current assets increased to $3,117.8 million largely due to the increase in cash. Total assets decreased by $1,286.4 million to $16,508.8 million primarily due to goodwill impairment charges of $2,937.6 million, offset by the increase in cash and cash equivalents and additions to property, plant and equipment. Current liabilities were reduced to $795.7 million largely due to a reduction in the unrealized fair value of derivative liabilities. Total debt increased by $1,158.7 million largely due to the issuance of senior notes and the Kupol project financing loan.

On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

On August 10, 2011, the Board of Directors declared a dividend of $0.06 per common share to shareholders of record on September 23, 2011.

On February 16, 2011, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2011.

On August 4, 2010, the Board of Directors declared a dividend of $0.05 per common share. A cash dividend of $0.05 per common share was declared on February 17, 2010.

On August 12, 2009, the Board of Directors declared a cash dividend of $0.05 per common share. A cash dividend of $0.04 per common share was declared on February 18, 2009.

As of February 14, 2012, there were 1,137.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 12.7 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

F34    KINROSS GOLD 2011 ANNUAL REPORT

Credit Facilities and Financing

Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million convertible senior notes due March 15, 2028 (the “convertible notes”), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder’s option, equivalent to a conversion price of $28.04 per share of common stock subject to adjustment. The convertible senior notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the convertible senior notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the convertible senior notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”). The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, formed part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d’Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment of the facility which included increasing the availability under the facility to $1,200.0 million and extending the term of the facility from November 2012 to March 2015.

As at December 31, 2011, the Company had drawn $55.5 million (December 31, 2010 - $87.7 million) on the amended revolving credit facility, including drawings for the Paracatu term loan of $22.7 million and $32.8 million (December 31, 2010 - $28.6 million) for letters of credit.

The amended credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,250.0 million and increasing by 50% of positive net income each quarter starting with the quarter ending March 31, 2011 (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2011.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company’s net debt to EBITDA as defined in the agreement.

KINROSS GOLD 2011 ANNUAL REPORT    F35

The Company’s current ratio of net debt to EBITDA at December 31, 2011, as defined in the agreement, is less than 1.00:1. At this ratio, interest charges are as follows:

Type of Credit	Credit Facility
Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada (“EDC”) for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. All other terms and conditions under this facility remain the same. As at December 31, 2011, $135.1 million (December 31, 2010 - $135.1 million) was outstanding under this facility.

Prior to the above noted amendments to the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company’s liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires on February 18, 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company’s net debt to operating cash flow, as defined under the agreement.

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum proven and probable reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of Kinross and formerly known as Bema.

In addition, at December 31, 2011, the Company had approximately $41.0 million (December 31, 2010 - $11.5 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

Kupol project financing

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $204.8 million are pledged as security as part of the Kupol project financing.

As at December 31, 2011, cash of $34.0 million was restricted for payments related to the loan.

F36    KINROSS GOLD 2011 ANNUAL REPORT

The following table outlines the credit facility utilization and availability:
	As at December 31,
(in millions)	2011	2010
Revolving credit facility	$(55.5)	$(87.7)
Utilization of EDC facility	(135.1)	(135.1)
Borrowings	$(190.6)	$(222.8)
Available under revolving credit facility	$1,144.5	$512.3
Available under EDC credit facility	0.9	0.9
Available credit	$1,145.4	$513.2

Total debt of $1,633.1 million at December 31, 2011 consists of $420.7 million for the debt component of the convertible debentures, $981.4 million for the senior notes, $194.1 million for the Kupol term loan, $22.4 million for the Corporate term loan and revolving credit facilities, and $14.5 million in finance leases and other debt. The current portion of this debt is $32.7 million at December 31, 2011.

Liquidity Outlook

In 2012, the Company expects to repay $33.0 million of debt in cash.

The Company’s capital resources include existing cash and cash equivalents balances of $1,766.0 million, available credit of $1,145.4 million and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A). We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations in 2012. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to the longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with more traditional bank loans and capital available through debt capital market transactions will fund a portion of the longer term capital expenditure requirements. Another possible source of capital would be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

Certain contractual obligations of the Company as at December 31, 2011 are noted in the table below:

							2017 and
(in millions)	Total	2012	2013	2014	2015	2016	thereafter
Long-term debt obligations	$1,637.8	$23.5	$481.4	$60.2	$60.0	$269.0	$743.7
Lease obligations	51.8	14.6	8.2	4.7	4.5	4.5	15.3
Purchase obligations	504.6	447.2	35.4	16.7	3.3	2.0	-
Reclamation and remediation obligations	1,091.5	37.7	19.0	15.8	20.4	33.0	965.5
Interest and other fees	866.2	73.9	65.3	61.6	55.4	52.3	557.8
Derivative liabilities	74.3	45.2	21.0	8.1	-	-	-
Total	$4,226.3	$642.1	$630.3	$167.1	$143.6	$360.9	$2,282.3

KINROSS GOLD 2011 ANNUAL REPORT    F37

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

During 2011, the Company closed out and early settled all gold and silver derivative financial instruments and other financial instruments that were required under the terms of the Kupol project financing and were acquired with the acquisition of Bema.

During 2011, the Company entered into gold forward purchase contracts as follows:

●	40,665 ounces of gold at an average price of $1,364 per ounce which matured in 2011; and

●	36,380 ounces of gold at an average price of $1,363 per ounce which mature in 2012.

Commensurate with the engagement of these derivatives, the Company de-designated the gold forward sale contract hedging relationship for 100% of the remaining 2011 maturities and 100% of 2012 maturities. As noted above, the Company subsequently closed out and early settled all outstanding gold and silver forward contracts.

The following table provides a summary of derivative contracts outstanding at December 31, 2011:

	2012	2013	2014	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	437.4	158.0	88.5	683.9
Average price	1.83	1.92	2.13	1.89
Chilean peso forward buy contracts
(in millions of U.S. dollars)	210.0	72.0	66.0	348.0
Average price	492.86	522.59	553.44	510.50
Russian rouble forward buy contracts
(in millions of U.S. dollars)	110.4	48.0	18.0	176.4
Average price	32.38	32.05	34.84	32.54
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	99.8	24.0	-	123.8
Average price	1.00	1.00	-	1.00

Energy
Oil forward buy contracts (barrels)	290,000	115,000	45,000	450,000
Average price	92.21	91.22	83.04	91.04
Diesel forward buy contracts (gallons)	4,830,000	2,310,000	-	7,140,000
Average price	2.96	2.93	-	2.95
Gasoil forward buy contracts (tonnes)	14,765	-	-	14,765
Average price	933.26	-	-	933.26

Acquired with the acquisition of Bema was an interest rate swap whereby the Company paid a fixed rate of 4.4975% and received a floating interest rate on a principal amount that varied from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company paid a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varied from $3.7 million to $70.0 million. These contracts were closed out and early settled in the third quarter of 2011.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan, maturing in February 2012, for Paracatu. Under the contract, Kinross Brasil Mineração S.A. (“KBM”), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

F38    KINROSS GOLD 2011 ANNUAL REPORT

Additionally, the following new forward buy derivative contracts were engaged during 2011:

●	$627.9 million at an average rate of 1.88 Brazilian reais, with maturities in 2012, 2013 and 2014;

●	$390.0 million at an average rate of 509.09 Chilean pesos, with maturities in 2011, 2012, 2013 and 2014;

●	$128.4 million at an average rate of 32.33 Russian roubles, with maturities in 2012, 2013 and 2014;

●	$145.8 million at an average rate of 1.00 Canadian dollars, with maturities in 2011, 2012 and 2013;

●	602,000 barrels of oil at an average rate of $92.09 per barrel, with maturities in 2011, 2012, 2013 and 2014;

●	7.14 million gallons of diesel at an average rate of $2.95 per gallon, with maturities in 2012 and 2013; and

●	16,107 tonnes of gasoil at an average rate of $933.25 per tonne, with maturities in 2011 and 2012.

Fair value of derivative instruments

The fair value of derivative instruments are noted in the table below:

	As at
	December 31,	December 31,
(in millions)	2011	2010
Asset (liability)
Interest rate swap	$(0.1)	$(4.4)
Foreign currency forward contracts	(75.1)	55.0
Gold and silver forward contracts	-	(333.7)
Energy forward contract	1.6	1.7
Total return swap	(0.7)	-
Canadian $ denominated common share purchase warrant liability	(18.6)	(48.4)
Senior convertible notes - conversion option	(2.6)	(38.9)
	$(95.5)	$(368.7)

Contingent Liability

The Company was obligated to pay $40 million to Barrick Gold Corporation (“Barrick”) when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

The Company has become aware that certain law firms in the United States have announced that they are investigating Kinross in connection with potential violation of United States Securities laws. No proceedings have been commenced to date, however the Company may become subject to proceedings in the future.

KINROSS GOLD 2011 ANNUAL REPORT    F39

7. SUMMARY OF QUARTERLY INFORMATION

	2011				2010
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$949.3	$1,069.2	$987.8	$937.0	$920.4	$735.5	$696.6	$657.6
Net earnings (loss) attributed to common shareholders	$(2,783.7)	$212.6	$247.4	$250.1	$(72.9)	$540.9	$110.4	$181.3
Basic earnings (loss) per share	$(2.45)	$0.19	$0.22	$0.22	$(0.06)	$0.71	$0.16	$0.26
Diluted earnings (loss) per share	$(2.45)	$0.19	$0.22	$0.22	$(0.06)	$0.69	$0.16	$0.26
Net cash flow provided from
operating activities	$418.1	$302.4	$361.3	$335.1	294.5	249.1	229.9	228.7

The Company’s results over the past several quarters have been driven primarily by fluctuations in gold price and increases in gold equivalent ounces produced. Additionally, increases in input costs and fluctuations in the silver price and foreign exchange rates have impacted results.

During the fourth quarter of 2011, revenue increased to $949.3 million on gold equivalent ounces sold of
607,948 compared with revenue of $920.4 million on sales of 696,355 gold equivalent ounces during the fourth quarter of 2010. The average realized gold price per ounce in the fourth quarter of 2011 was $1,601 compared with the average spot price of gold during this period of $1,683 per ounce. The variance was driven primarily by the Company’s gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $69 per ounce for the fourth quarter of 2011.

Production cost of sales increased by 4% to $386.7 million in the final quarter of 2011 versus $372.6 million in the prior year, largely due to higher input costs in areas such as energy and labour, as well as higher throughput.

In the fourth quarter of 2011, the Company recorded a goodwill impairment charge at its Tasiast and Chirano mines, totaling $2,937.6 million.

During the fourth quarter of 2011, operating cash flows increased to $418.1 million compared with $294.5 million during the fourth quarter of 2010 largely due to an increase in gross margins earned.

On December 21, 2011, the Company completed a $200.0 million, non-recourse, term loan financing with a group of international financial institutions. The loan matures on September 30, 2016, and bears interest at LIBOR plus 2.50%. Semi-annual principal repayments will commence in March 2013.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying audited consolidated financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures, and internal control over financial reporting. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at December 31, 2011. During 2011, Fort Knox, Round Mountain, Kettle River-Buckhorn, Lobo-Marte, and the Corporate offices in Toronto, Canada and Reno, U.S.A, converted to a new version of their ERP system, and La Coipa and Maricunga converted to a new ERP system. The conversions in the ERP system have not resulted in any significant changes in internal controls during the year ended December 31, 2011. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion for all conversions. As at September 30, 2011, the Company also expanded its disclosure controls and procedures and internal controls over financial reporting to include the former Red Back operations.

F40    KINROSS GOLD 2011 ANNUAL REPORT

In addition, management evaluated the impact on the design and operating effectiveness of internal controls that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011, and concluded that it had not significantly affected the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the CEO and the CFO believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) became Canadian GAAP (“CDN GAAP”) for publicly accountable enterprises. As a result, Kinross’ audited consolidated financial statements for the year ended December 31, 2011 are reported in accordance with IFRS, with comparative information for 2010 restated. These financial statements are the Company’s first annual consolidated financial statements prepared under IFRS and have been prepared in accordance with IFRS 1 “First Time Adoption of International Financial Reporting Standards” (“IFRS 1”).

The Company developed and executed a changeover plan in order to begin reporting in accordance with IFRS from January 1, 2011. The changeover plan included an assessment phase, a design phase, and an implementation phase, each of which set out activities to be performed over the life of the project. Throughout 2011, we continued to execute the final phase of our changeover plan. Activities in this respect included continuing to execute business process and internal control changes, testing internal controls impacted by our IFRS changeover in connection with our 2011 annual internal controls program, monitoring accounting and regulatory developments and evaluating impacts on our financial reporting, and continuing to fulfill presentation and reporting requirements. The implementation phase culminated in the preparation of our 2011 annual consolidated financial statements under IFRS.

Reconciliations from CDN GAAP to IFRS

Note 22 of our annual consolidated financial statements for the year ended December 31, 2011 includes reconciliations from our previous CDN GAAP reporting to IFRS for our opening balance sheet as at January 1, 2010, our balance sheet as at December 31, 2010 and our statement of operations for the year ended December 31, 2010.

IFRS accounting policies

Our significant accounting policies under IFRS are disclosed in Note 3 of our consolidated financial statements for the year ended December 31, 2011, and resulting accounting changes are highlighted in our reconciliations from previous CDN GAAP reporting. The exemptions from full retrospective application elected by the Company in accordance with IFRS 1 are disclosed in Note 22 of our consolidated financial statements for the year ended December 31, 2011.

The Company adopted a new goodwill policy as a result of the adoption of IFRS. Under previous CDN GAAP, the Company recognized exploration potential acquired in a business combination (referred to as “Expected Additional Value” or “EAV”) within goodwill. IFRS requires EAV to be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, EAV currently recognized within goodwill remained as goodwill on the date of transition and goodwill was assessed for impairment in accordance with IFRS.

KINROSS GOLD 2011 ANNUAL REPORT    F41

Exploration potential acquired in business combinations effected on or after January 1, 2010 are included within property, plant and equipment. As a result, the Company adopted a new goodwill impairment model under IFRS. This model uses a net asset value (“NAV”) multiple methodology which applies a market multiple to the estimated present value of future cash flows for the Company’s cash generating units to which goodwill is allocated. The resulting fair value less costs to sell estimate is then compared to the carrying value of the cash generating unit (“CGU”) to determine and measure any impairment.

On transition to IFRS, and for the year ended December 31, 2010 we did not record any goodwill impairment charges. For the year ended December 31, 2011 we recorded an impairment charge of $2,937.6 million related to goodwill.

10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 3 to the consolidated financial statements. The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

F42    KINROSS GOLD 2011 ANNUAL REPORT

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Other Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

KINROSS GOLD 2011 ANNUAL REPORT    F43

Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Deferred Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

Recent Accounting Pronouncements

Stripping costs

In October 2011, the IASB issued IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with IAS 2 “Inventories”; when the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for in accordance with IFRIC 20 as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, and permits early adoption. The Company is in the process of determining the impact on its consolidated financial statements.

Financial instruments

The IASB has issued IFRS 9 “Financial Instruments” which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets -amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company’s annual year end beginning January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRS 7 “Financial instruments - Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

F44    KINROSS GOLD 2011 ANNUAL REPORT

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. There was no impact of the amendments to IFRS 7 upon adoption on January 1, 2012.

Consolidation and related standards

The IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013. The Company has not yet determined the impact of these standards on its financial statements.

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of SIC-12, “Consolidation - Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for when an entity prepares separate financial statements, as the consolidation guidance is now included in IFRS 10.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities - Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting. The choice to proportionally consolidate joint ventures is prohibited.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.

Fair value measurement

The IASB also has issued the following standard, which is effective for annual periods beginning on or after January 1, 2013, for which the Company has not yet determined the impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” (“IFRS 13”) provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use across all IFRS standards.

11. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2010, which is available on the Company’s web site www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2011, which will be filed on SEDAR.

KINROSS GOLD 2011 ANNUAL REPORT    F45

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

F46    KINROSS GOLD 2011 ANNUAL REPORT

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross’ mining and processing operations and exploration activities in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Mauritania and Ghana are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Mineral Reserve and Mineral Resource Estimates

The reserve mineral and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of mineral reserves and uneconomical mineral resources and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2011, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserves. Should such reductions occur, material write-downs of Kinross’ investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

KINROSS GOLD 2011 ANNUAL REPORT    F47

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

F48    KINROSS GOLD 2011 ANNUAL REPORT

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations at all times.

The Federal Public Attorney (“FPA”) in Brazil filed a lawsuit relating to the rights of the Quilombola people in connection with the lands being used to construct the Eustaquio tailings facility at Paracatu. As part of the lawsuit, the FPA had applied for an injunction seeking to enjoin the issuance by the state authority of the permit to operate the Eustaquio tailings facility, which remains under construction. The FPA’s injunction was denied and the permit to operate was issued. However, the lawsuit is pending and, if successful, it is possible that the license to operate could be suspended in the future. Based on the remaining capacity of the existing San Antonio tailing facility, the Eustaquio tailing facility must be available for use by year-end 2012 in order to maintain continuing operations. If the the FPA’s lawsuit is successful and the license to operate is suspended, the appeal process is expected to take up to six months. The Company continues to vigorously oppose the lawsuit and, if the Company is unsuccessful, it will vigorously pursue an appeal. The Company believes that the lawsuit by the FPA should not be successful.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and subject to being contested. Kinross’ titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Ventures

Certain of the operations in which the Company has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2012, sensitivity to a 10% change in the gold price is estimated to have a $370.0 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2012, sensitivity to a 10% change in the silver price is estimated to have a $23.0 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

KINROSS GOLD 2011 ANNUAL REPORT    F49

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s corporate revolving credit and term loan facilities and the Kupol project financing are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As a result of the acquisition of Bema in 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. All outstanding gold and silver hedge contracts were closed out and early settled in 2011. In addition, purchased silver put options and written silver call options with respect to the production at the Puren deposit in Chile matured in 2011. As at December 31, 2011, there were no gold and silver derivative financial instruments outstanding.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalent balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S dollar is disclosed in Note 12 of the Company’s audited consolidated financial statements for 2011.

Credit, Counterparty and Liquidity Risk

Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.

F50    KINROSS GOLD 2011 ANNUAL REPORT

As at December 31, 2011, the Company’s gross credit exposure, including cash and cash equivalents, was $1,970.5 million and at December 31, 2010, the gross credit exposure, including cash and cash equivalents, was $1,720.2 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects. The shortage of such commodities, equipment and parts or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile. Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The current volatility in the global financial markets combined with weakness in the global economy continues to impact the profitability and liquidity of businesses in most industries. The fallout from the current global financial and economic crisis has resulted in the following conditions, which may have an impact on the profitability and cash flows of the Company:

●           Volatility in commodity prices and foreign exchange rates;

●           Tightening of credit markets;

●           Increased counterparty risk; and

●           Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

KINROSS GOLD 2011 ANNUAL REPORT    F51

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not had an impact on the Company’s liquidity. The Company re-negotiated its revolving credit facility agreement in 2011 to increase the amount of available credit to $1.2 billion and extended its term to March 2015; as at December 31, 2011, the Company had $1,145.4 million available under its credit facility arrangements. Also, in August 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021, and $250.0 million principal amount of 6.875% senior notes due 2041. Additionally, in December 2011, the Company completed the funding of the $200.0 million non-recourse loan from a group of international financial institutions. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with. The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

The Kinross common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”). The price of the Kinross common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE further reducing market liquidity.

As a result of any of these factors, the market price of its common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been brought against companies following periods of volatility or significant decline in the market price of their securities. Kinross may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Goodwill Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value less costs to sell of Kinross’ CGUs to their carrying values. The fair values of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than those estimates. In connection with Kinross’ 2011 evaluation, Kinross has recorded a goodwill impairment charge of $2.937.6 million, which relates to goodwill at Tasiast and Chirano. In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

F52    KINROSS GOLD 2011 ANNUAL REPORT

12. SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributed to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings (loss) and earnings (loss) per share measures as determined under IFRS.

The following table provides a reconciliation of consolidated net earnings (loss) to adjusted net earnings for the periods presented:

	Year ended December 31
(in US$ millions)	2011	2010
Net earnings (loss) attributed to common shareholders - as reported	$(2,073.6)	$759.7
Adjusting items:
Foreign exchange (gains) losses	(12.0)	0.2
Non-hedged derivatives gains - net of tax	(60.0)	(53.6)
Gains on acquisition/disposition of assets and investments - net of tax	(26.5)	(572.2)
Red Back acquisition costs	-	41.5
Impairment charges	2,937.6	290.7
Reclamation and remediation expense - net of tax	12.2	6.3
Change in deferred income tax due to change in Chile’s corporate income tax rate	-	(2.2)
Inventory fair value adjustment - net of tax	9.7	9.4
Taxes on repatriation of certain foreign earnings	46.6	20.0
Taxes in respect of prior years	(33.6)	6.6
FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	71.4	(20.0)
	2,945.4	(273.3)
Net earnings attributed to common shareholders - Adjusted	$871.8	$486.4
Weighted average number of common shares outstanding - Basic	1,136.0	824.5
Net earnings per share - Adjusted	$0.77	$0.59

KINROSS GOLD 2011 ANNUAL REPORT    F53

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Year ended December 31,
(in millions)	2011	2010
Cash flow provided from operating activities - as reported	$1,416.9	$1,002.2
Adjusting items:
Close out and early settlement of derivative instruments	48.7	-
Working capital changes:
Accounts receivable and other assets	118.0	87.9
Inventories	233.7	96.5
Accounts payable and other liabilities, including taxes	(218.6)	(77.0)
	181.8	107.4
Adjusted operating cash flow	$1,598.7	$1,109.6
Weighted average number of common shares outstanding - Basic	1,136.0	824.5

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

F54    KINROSS GOLD 2011 ANNUAL REPORT

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Year ended December 31,
(in millions)	2011	2010
Production cost of sales	$1,596.4	$1,249.0
Less: portion attributable to Kupol non-controlling interest (a)	(21.0)	(59.1)
Less: portion attributable to Chirano non-controlling interest	(18.2)	(5.2)
Attributable production cost of sales	1,557.2	1,184.7
Gold equivalent ounces sold	2,701,358	2,537,175
Less: portion attributable to Kupol non-controlling interest (a)	(63,802)	(185,141)
Less: portion attributable to Chirano non-controlling interest	(26,269)	(8,529)
Attributable equivalent gold ounces sold	2,611,287	2,343,505
Production cost of sales per gold equivalent ounce sold	$591	$492
Attributable production cost of sales per gold equivalent ounce sold	$596	$506

(a)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Year ended December 31,
(in millions)	2011	2010
Production cost of sales	$1,596.4	$1,249.0
Less: portion attributable to Kupol non-controlling interest (a)	(21.0)	(59.1)
Less: portion attributable to Chirano non-controlling interest	(18.2)	(5.2)
Less: attributable silver sales	(283.0)	(179.8)
Attributable production cost of sales net of silver by-product revenue	$1,274.2	$1,004.9
Gold ounces sold	2,425,946	2,352,044
Less: portion attributable to Kupol non-controlling interest (a)	(49,299)	(158,407)
Less: portion attributable to Chirano non-controlling interest	(26,155)	(8,504)
Attributable gold ounces sold	2,350,492	2,185,133
Attributable production cost of sales per ounce sold on a by-product	$542	$460

(a)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

KINROSS GOLD 2011 ANNUAL REPORT    F55

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management’s Discussion and Analysis, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Management’s Discussion and Analysis. Forward-looking statements include, without limitation, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “proposes”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “timeline”, “envision”, “estimates”, “forecasts”, “goal”, “guidance”, “opportunity”, “objective”, “outlook”, “potential”, “prospects”, “targets”, “models”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Management’s Discussion and Analysis, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; and (16) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, including but not limited to income tax, advance income tax, stamp tax withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes, controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S., the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Management’s Discussion and Analysis are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and Management Discussion and Analysis for the year ended December 31, 2010. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

F56    KINROSS GOLD 2011 ANNUAL REPORT

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce. (6)

A $10 change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this Management’s Discussion and Analysis, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this Management’s Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101. The technical information about the Company’s drilling and exploration activities contained in this document has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

(6)	Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD 2011 ANNUAL REPORT    F57

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ Tye W. Burt	/s/ Paul H. Barry
Tye W. Burt	Paul H. Barry
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

F58    KINROSS GOLD 2011 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations, comprehensive income (loss), cash flows and equity for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 15, 2012

KINROSS GOLD 2011 ANNUAL REPORT    F59

CONSOLIDATED BALANCE SHEETS

		As at	As at	As at
		December 31,	December 31,	January 1,
(expressed in millions of United States dollars,		2011	2010	2010
except share amounts)			(Notes 6 (iii), 22)	(Note 22)
Assets
Current assets
Cash and cash equivalents	Note 7	$1,766.0	$1,466.6	$597.4
Restricted cash	Note 7	62.1	2.1	24.3
Short-term investments		1.3	-	35.0
Accounts receivable and other assets	Note 7	309.4	329.4	135.5
Inventories	Note 7	976.2	731.6	554.4
Unrealized fair value of derivative assets	Note 11	2.8	133.4	44.3
		3,117.8	2,663.1	1,390.9
Non-current assets
Property, plant and equipment	Note 7	8,959.4	7,884.6	4,836.7
Goodwill	Note 7	3,420.3	6,357.9	1,179.9
Long-term investments	Note 7	79.4	203.8	157.8
Investments in associates and Working Interest	Note 10	502.5	467.5	150.7
Unrealized fair value of derivative assets	Note 11	1.1	2.6	1.9
Deferred charges and other long-term assets	Note 7	406.4	204.6	158.4
Deferred tax assets	Note 18	21.9	11.1	-
		$16,508.8	$17,795.2	$7,876.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$575.3	$409.0	$287.6
Current tax payable	Note 18	82.9	87.6	24.4
Current portion of long-term debt	Note 13	32.7	48.4	177.0
Current portion of provisions	Note 14	38.1	23.4	17.1
Current portion of unrealized fair value of derivative liabilities	Note 11	66.7	407.7	214.6
		795.7	976.1	720.7
Non-current liabilities
Long-term debt	Note 13	1,600.4	426.0	475.8
Provisions	Note 14	597.1	577.8	448.5
Unrealized fair value of derivative liabilities	Note 11	32.7	97.0	290.0
Other long-term liabilities		133.1	115.0	50.7
Deferred tax liabilities	Note 18	879.1	810.0	234.3
		4,038.1	3,001.9	2,220.0
Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	Note 15	$14,656.6	$14,576.4	$6,379.3
Contributed surplus		81.4	185.5	107.4
Accumulated deficit		(2,249.9)	(51.5)	(740.6)
Accumulated other comprehensive loss	Note 7	(97.7)	(179.3)	(218.4)
		12,390.4	14,531.1	5,527.7
Non-controlling interest	Note 7	80.3	262.2	128.6
		12,470.7	14,793.3	5,656.3
Commitments and contingencies	Note 20
		$16,508.8	$17,795.2	$7,876.3
Common shares Authorized Issued and outstanding		Unlimited 1,137,732,344	Unlimited 1,133,294,930	Unlimited 696,027,270

Signed on behalf of the Board:

/s/ John A. Brough	/s/ John M.H. Huxley
John A. Brough	John M.H. Huxley
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

F60    KINROSS GOLD 2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended
		December 31,	December 31,
(expressed in millions of United States dollars,		2011	2010
except share and per share amounts)			(Note 22)
Revenue
Metal sales		$3,943.3	$3,010.1

Cost of sales
Production cost of sales		1,596.4	1,249.0
Depreciation, depletion and amortization		577.4	551.5
Impairment charges	Note 8	2,937.6	-
Total cost of sales		5,111.4	1,800.5
Gross profit (loss)		(1,168.1)	1,209.6
Other operating costs		64.4	16.1
Exploration and business development	Note 8	136.4	400.6
General and administrative		173.6	144.0
Operating earnings (loss)		(1,542.5)	648.9
Other income - net	Note 7	101.8	614.3
Equity in losses of associates	Note 7	(2.3)	(1.9)
Finance income		6.9	5.8
Finance expense	Note 7	(66.1)	(62.2)
Earnings (loss) before taxes		(1,502.2)	1,204.9
Income tax expense - net	Note 18	(510.8)	(332.8)
Net earnings (loss)		$(2,013.0)	$872.1
Attributed to non-controlling interest		$60.6	$112.4
Attributed to common shareholders		$(2,073.6)	$759.7
Earnings (loss) per share
Basic		$(1.83)	$0.92
Diluted		$(1.83)	$0.92
Weighted average number of common shares outstanding
(millions)	Note 17
Basic		1,136.0	824.5
Diluted		1,136.0	829.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD 2011 ANNUAL REPORT    F61

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended
		December 31,	December 31,
		2011	2010
(expressed in millions of United States dollars)			(Note 22)
Net earnings (loss)		$(2,013.0)	$872.1
Other comprehensive income (loss), net of tax:	Note 7
Change in fair value of investments (a)		(36.9)	313.1
Accumulated other comprehensive income related to investments sold (b)		(30.2)	(70.8)
Reclassification of accumulated OCI related to the investment in Red Back Mining Inc. (b)		-	(209.3)
Reclassification of accumulated OCI related to the investment in Underworld Resources Inc. (b)		-	(7.4)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(66.0)	(75.2)
Accumulated OCI related to derivatives settled (d)		214.7	88.7
		81.6	39.1
Total comprehensive income (loss)		$(1,931.4)	$911.2

Attributed to non-controlling interest		$60.6	112.4
Attributed to common shareholders		$(1,992.0)	$798.8

(a)          Net of tax of $(4.2) million (2010 - $4.0 million)
(b)          Net of tax of $nil (2010 - $nil)
(c)          Net of tax of $(16.2) million (2010 - $13.5 million)
(d)          Net of tax of $(13.8) million (2010 - $(13.2) million)

The accompanying notes are an integral part of these consolidated financial statements

F62    KINROSS GOLD 2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	December 31,	December 31,
	2011	2010
(expressed in millions of United States dollars)		(Note 22)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(2,013.0)	$872.1
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	577.4	551.5
Gain on acquisition/disposition of assets and investments - net	(24.8)	(599.2)
Equity in losses of associates	2.3	1.9
Non-hedge derivative gains - net	(59.1)	(53.4)
Settlement of derivative instruments	(48.7)	-
Share-based compensation expense	36.5	32.5
Accretion expense	54.6	43.0
Deferred tax (recovery) expense	108.4	(39.1)
Foreign exchange (gains) losses and other	(36.9)	3.4
Reclamation expense	15.7	6.2
Impairment charges	2,937.6	290.7
Changes in operating assets and liabilities:
Accounts receivable and other assets	(118.0)	(87.9)
Inventories	(233.7)	(96.5)
Accounts payable and accrued liabilities, excluding interest and taxes	611.0	364.3
Cash flow provided from operating activities	1,809.3	1,289.5
Income taxes paid	(392.4)	(287.3)
Net cash flow provided from operating activities	1,416.9	1,002.2
Investing:
Additions to property, plant and equipment	(1,651.5)	(628.3)
Business acquisitions - net of cash acquired	-	545.5
Net proceeds from the sale of long-term investments and other assets	101.4	846.4
Additions to long-term investments and other assets	(213.4)	(617.8)
Net proceeds from the sale of property, plant and equipment	2.1	3.1
Disposal (additions) to short-term investments	(1.3)	35.0
Note received from Harry Winston	70.0	-
Decrease (increase) in restricted cash	(60.0)	22.2
Interest received	7.9	5.0
Other	(3.2)	2.6
Cash flow provided from (used in) investing activities	(1,748.0)	213.7
Financing:
Issuance of common shares on exercise of options and warrants	29.0	15.9
Acquisition of CMGC 25% non-controlling interest	(335.4)	-
Proceeds from issuance of debt	1,608.5	127.3
Repayment of debt	(482.1)	(334.9)
Interest paid	(10.0)	(15.7)
Dividends paid to common shareholders	(124.8)	(70.6)
Dividends paid to non-controlling shareholder	-	(47.7)
Settlement of derivative instruments	(43.6)	(27.3)
Other	(7.6)	-
Cash flow provided from (used in) financing activities	634.0	(353.0)
Effect of exchange rate changes on cash and cash equivalents	(3.5)	6.3
Increase in cash and cash equivalents	299.4	869.2
Cash and cash equivalents, beginning of period	1,466.6	597.4
Cash and cash equivalents, end of period	$1,766.0	$1,466.6

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD 2011 ANNUAL REPORT    F63

CONSOLIDATED STATEMENTS OF EQUITY

	Years ended
	December 31,	December 31,
	2011	2010
(expressed in millions of United States dollars)		(Note 22)
Common share capital and common share purchase warrants
Balance beginning of period	$14,576.4	$6,379.3
Shares issued on acquisition of properties	3.8	-
Shares issued on acquisition of Dvoinoye	-	173.9
Shares issued on acquisition of Red Back	-	7,678.3
Shares issued on acquisition of Underworld	-	117.7
Warrants issued on acquisition of Red Back	-	161.3
Common shares issued under employee share purchase plans	6.2	5.1
Transfer from contributed surplus on exercise of options and restricted share plan	45.1	48.4
Options and warrants exercised, including cash	25.1	12.4
Balance at the end of the period	$14,656.6	$14,576.4
Contributed surplus
Balance beginning of period	$185.5	$107.4
Share-based compensation	33.9	30.1
Aurelian options exercised	(3.9)	(4.3)
Underworld options issued	-	5.3
Underworld options exercised	(0.4)	(2.8)
Red Back options issued	-	91.2
Red Back options exercised	(19.0)	(24.2)
Bema options exercised	(0.1)	-
Transfer of fair value of exercised options and restricted share plan	(21.7)	(17.2)
Acquisition of CMGC 25% non-controlling interest	(92.9)	-
Balance at the end of the period	$81.4	$185.5
Accumulated Deficit
Balance beginning of period	$(51.5)	$(740.6)
Dividends paid	(124.8)	(70.6)
Net earnings (loss) attributed to common shareholders	(2,073.6)	759.7
Balance at the end of the period	$(2,249.9)	$(51.5)
Accumulated other comprehensive loss
Balance beginning of period	$(179.3)	$(218.4)
Other comprehensive income	81.6	39.1
Balance at the end of the period	$(97.7)	$(179.3)
Total accumulated deficit and accumulated other comprehensive loss	$(2,347.6)	$(230.8)
Total common shareholders’ equity	$12,390.4	$14,531.1
Non-controlling interest
Balance beginning of period	$262.2	128.6
Net earnings attributed to non-controlling interest	60.6	112.4
Dividends paid	-	(47.7)
Amount allocated on acquisition of Red Back non-controlling interest	-	68.9
Acquisition of CMGC 25% non-controlling interest	(242.5)	-
Balance at end of the period	$80.3	$262.2
Total Equity	$12,470.7	$14,793.3

The accompanying notes are an integral part of these consolidated financial statements

F64    KINROSS GOLD 2011 ANNUAL REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010

(Tabular amounts in millions of United States dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with a registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2011 were authorised for issue in accordance with a resolution of the directors on February 15, 2012.

2. BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2011 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements are the Company’s first annual consolidated financial statements prepared under IFRS and have been prepared in accordance with IFRS 1 “First Time Adoption of International Financial Reporting Standards” (“IFRS 1”). The Company’s date of transition to IFRS and its opening IFRS balance sheet are as at January 1, 2010 (the “transition date”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

The Company’s financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differs in some respects from IFRS. In preparing these financial statements, certain accounting and valuation methods previously applied under CDN GAAP were changed. The transition date balance sheet and the comparative amounts as at and for the year ended December 31, 2010 have been restated to reflect the accounting policies at December 31, 2011 with the exception of certain specific exemptions in accordance with IFRS 1. Significant first-time adoption optional exemptions elected and applied by the Company relate to the following:

●           Business combinations;

●           Reclamation and remediation obligations included in the cost of property, plant and equipment; and

●           Borrowing costs.

The effect of these exemptions and the effect of the adjustments to the previously reported December 31, 2010 annual consolidated financial statements as a result of adopting IFRS are disclosed in Note 22 along with reconciliations between CDN GAAP and IFRS at the transition date and as at and for the year ended December 31, 2010.

KINROSS GOLD 2011 ANNUAL REPORT    F65

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.	Principles of consolidation

The significant mining properties and entities of Kinross are listed below. With the exception of Harry Winston Diamond Corporation (“Harry Winston”) and the Diavik Diamond Mines joint venture (“Diavik”), all operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end with the exception of Harry Winston which has a January 31 year end.

			As at
			December 31,	December 31,	January 1,
Entity	Property/Segment	Location	2011	2010	2010
Subsidiaries
(Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%	100%
Kinross Brasil Mineração S.A.	Paracatu	Brazil	100%	100%	100%
Compania Minera Maricunga	Maricunga	Chile	100%	100%	100%
Compania Minera Mantos de Oro	La Coipa (h)	Chile	100%	100%	100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%	100%	100%
Chukotka Mining and Geological Company (a)	Kupol	Russian Federation	100%	75%	75%
Northern Gold LLC/ Regionruda LLC (b)	Dvoinoye/Kupol	Russian Federation	100%	100%	-
Aurelian Ecuador S.A.	Fruta del Norte	Ecuador	100%	100%	100%
Minera Santa Rosa SCM	Lobo-Marte/	Chile	100%	100%	100%
	Corporate and Other
Underworld Resources Inc. (c)	White Gold/	Canada	100%	100%	-
	Corporate and Other
Tasiast Mauritanie Ltd. S.A. (d)	Tasiast	Mauritania	100%	100%	-
Chirano Gold Mines Ltd. (Ghana) (d)	Chirano	Ghana	90%	90%	-
Interests in jointly controlled entities
(Proportionately consolidated)
Round Mountain Gold Corporation	Round Mountain	USA	50%	50%	50%
Mineração Serra Grande S.A.	Crixás	Brazil	50%	50%	50%
Compania Minera Casale (e)	Cerro Casale/	Chile	-	-	50%
	Corporate and Other
Investments in associates
(Equity accounted)
Compania Minera Casale (e)	Corporate and Other	Chile	25%	25%	-
Harry Winston Diamond Corporation (f)	Corporate and Other		-	-	19.9%
Working Interest
(Pro-rata share of earnings)
Diavik Diamond Mines joint venture (g)	Corporate and Other		-	-	22.5%

(a)	On April 27, 2011, Kinross’ ownership in Chukotka Mining and Geological Company (“CMGC”) increased to 100%. See Note 6(ii).
(b)	On August 27, 2010, Dvoinoye was acquired with the acquisition of Northern Gold LLC and Regionruda LLC. See Note 6(viii). As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.
(c)	On April 26, 2010, 81.6% of White Gold was acquired with the acquisition of Underworld Resources Inc. (“Underworld”). The remaining 18.4% was acquired on June 30, 2010. See Note 6(v).
(d)	Interests in the Tasiast and Chirano mines were acquired with the acquisition of Red Back Mining Inc. (“Red Back”) on September 17, 2010. See Note 6(iii).
(e)	On March 31, 2010, one-half of the Company’s 50% interest in Cerro Casale was sold. See Note 6(iv). The retained 25% interest as at December 31, 2010 and December 31, 2011 is accounted for using the equity method.
(f)	On July 23, 2010, the Company sold its equity interest in Harry Winston. See Note 6(vi). (g) On August 25, 2010, the Company sold its Working Interest in Diavik. See Note 6(vii).
(h)	Includes Sociedad Contractual Minera Puren which is proportionately consolidated in the La Coipa segment.

F66    KINROSS GOLD 2011 ANNUAL REPORT

	(a)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

	(b)	Joint Ventures

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures requiring unanimous consent of each of the venturers regarding strategic, financial and operating polices of the venture. The Company undertakes its joint ventures through jointly controlled entities, being corporations, partnerships or other unincorporated entities in which each venturer has an interest. Jointly controlled entities operate in the same way as other entities, controlling the assets of the venture, earning its own income and incurring liabilities and expenses. The Company’s interests in its jointly controlled entities are accounted for using proportionate consolidation.

	(c)	Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent audited annual financial statements or interim financial statements. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

	(d)	Working Interest

Until August 25, 2010, the date of disposition of the Company’s Working Interest in Diavik, earnings from the Working Interest were accounted for based on Kinross’ pro-rata share of earnings in the underlying entity.

ii.	Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

KINROSS GOLD 2011 ANNUAL REPORT    F67

●	Foreign currency transactions are recognized initially at the exchange rate at the date of the transaction;

●	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

●	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

●	Revenue and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

●	Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

For those subsidiaries, joint ventures or associates whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

●	Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

●	Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and

●	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

iii.	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv.	Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v.	Long-term investments

Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi.	Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

F68    KINROSS GOLD 2011 ANNUAL REPORT

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In process and finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production cost of sales applicable to the related processing cycle and NRV.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses write downs in the event that there is a subsequent increase in NRV.

vii.	Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

viii.	Business combinations

Business combinations occurring on or after January 1, 2010 are accounted for in accordance with IFRS as stated in the policy below. Business combinations occurring before this date have been accounted for in accordance with CDN GAAP and have not been restated (see Note 22).

KINROSS GOLD 2011 ANNUAL REPORT    F69

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

●	has begun planned principal activities;

●	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

●	is pursuing a plan to produce outputs; and

●	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they must be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix.	Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU for goodwill impairment testing purposes.

Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

F70    KINROSS GOLD 2011 ANNUAL REPORT

On an annual basis, as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount, the carrying amount of the CGU is evaluated for potential impairment. If the carrying amount of the CGU exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the carrying value to its recoverable amount.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs to sell.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) to a fair value calculation.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projection from financial budgets approved by senior management covering a 6 year to 45 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in reserve or resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2011 annual goodwill impairment analysis, estimated 2012, 2013 and long-term gold prices of $1,800, $1,740 and $1,250 per ounce, respectively, and estimated 2012, 2013 and long-term silver prices of $37.50, $36.00 and $22.00 per ounce, respectively, were used. For the 2010 annual goodwill impairment analysis, estimated 2011, 2012 and long-term gold prices of $1,400 $1,300 and $1,000 per ounce, respectively, and estimated 2011, 2012 and long-term silver prices of $25.90, $23.75 and $16.63 per ounce, respectively, were used. For the transition date goodwill impairment analysis, estimated 2010, 2011, and long-term gold prices of $1,075, $1,100 and $850 per ounce, respectively, and estimated 2010, 2011 and long-term silver prices of $17.69, $17.50 and $13.43 per ounce, respectively, were used.

KINROSS GOLD 2011 ANNUAL REPORT    F71

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2011 annual goodwill impairment analysis, an estimated 2012 and long-term oil price of $95 and $90 per barrel, respectively, was used. For the 2010 annual goodwill impairment analysis, an estimated 2011 and long-term oil price of $100 and $100 per barrel, respectively, was used. For the transition date goodwill impairment analysis, an estimated 2010 and long-term oil price of $75 and $80 per barrel, respectively, was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2011 annual goodwill impairment analysis, real discount rates of between 4.37% and 8.54% were used. For the 2010 annual goodwill impairment analysis, real discount rates of between 5.22% and 9.66% were used. For the transition date goodwill impairment analysis, real discount rates of between 5.25% and 9.24% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2011, December 31, 2010 and January 1, 2010 in respect of the fair value determinations at those dates, which ranged from 0.7 to 1.2, 1.3 to 2.1, and 1.4 to 2.0, respectively. The selected ranges of multiples applied to each CGU took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

x.	Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

●           gathering exploration data through topographical and geological studies;

●           exploratory drilling, trenching and sampling;

●           determining the volume and grade of the resource;

●           test work on geology, metallurgy, mining, geotechnical and environmental; and

●           conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of:

●           fair value of the estimated mineral inventory, and

●           exploration properties.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

●           gathering exploration data through topographical and geological studies;

●           exploratory drilling, trenching and sampling;

●           determining the volume and grade of the resource;

●           test work on geology, metallurgy, mining, geotechnical and environmental; and

●           conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of:

●           fair value of the estimated mineral inventory, and

●           exploration properties.

F72    KINROSS GOLD 2011 ANNUAL REPORT

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi.	Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the cost or the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a) Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

●
Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

● Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b) Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

KINROSS GOLD 2011 ANNUAL REPORT    F73

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated. These assets are depreciated when they are put into production in their intended use.

	(c)	Impairment

The carrying amounts of the Company’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount. The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

	(d)	Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii.	Financial instruments and hedging activity

	(a)	Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “available-for-sale”, “held-to-maturity”, or “loans and receivables” as defined by IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

F74    KINROSS GOLD 2011 ANNUAL REPORT

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at cost, which approximates fair value. Trade receivables and other assets are designated as loans and receivables. Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for-sale. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

	(b)	Hedges

The Company formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

xiii.	Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

KINROSS GOLD 2011 ANNUAL REPORT    F75

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv.	Share-based payments

The Company has a number of equity-settled and cash settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Stock Option Plan: Stock options are equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of options, the shares are issued from treasury.

Restricted Share Unit Plan: Restricted share units (“RSU”) are equity-settled and are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RSUs, the shares are issued from treasury.

Restricted Performance Share Unit Plan: Restricted Performance Share Units (“RPSU”) are equity-settled and are awarded to certain employees as a percentage of their annual long-term incentive award grant. These units are subject to certain vesting requirements and vest at the end of three years. Vesting requirements are based on performance criteria established by the Company. RPSUs are fair valued as follows: The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RPSUs, the shares are issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSU”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company’s contribution to the Employee Share Purchase Plan (“ESPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the period.

xv.	Metal sales

Metal sales includes sales of refined gold and silver, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when all the following conditions have been satisfied:

● The significant risks and rewards of ownership have been transferred;

F76    KINROSS GOLD 2011 ANNUAL REPORT

	●	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

	●	The amount of revenue can be measured reliably;

	●	It is probable that the economic benefits associated with the transaction will flow to the Company; and

	●	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi.	Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii.	Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

KINROSS GOLD 2011 ANNUAL REPORT    F77

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii.	Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible notes and restricted share units. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible notes and restricted share units have been converted in determining fully diluted EPS if they are in-the-money except where such conversion would be anti-dilutive.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Stripping costs

In October 2011, the IASB issued IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with IAS 2 “Inventories”; when the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for in accordance with IFRIC 20 as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, and permits early adoption. The Company is in the process of determining the impact on its financial statements.

Financial instruments

The IASB has issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale and loans and receivable categories.

This standard is effective for the Company’s annual year end beginning January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRS 7 “Financial instruments - Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. There was no impact of the amendments to IFRS 7 upon adoption on January 1, 2012.

F78    KINROSS GOLD 2011 ANNUAL REPORT

Consolidation and related standards

The IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013. The Company has not yet determined the impact of these standards on its financial statements.

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of SIC-12 “Consolidation - Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for when an entity prepares separate financial statements, as the consolidation guidance is now included in IFRS 10.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities - Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting. The choice to proportionally consolidate joint ventures is prohibited.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.

Fair value measurement

The IASB also has issued the following standard, which is effective for annual periods beginning on or after January 1, 2013, for which the Company has not yet determined the impact on its financial statements.

IFRS 13 “Fair Value Measurement” (“IFRS 13”) provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use across all IFRS standards.

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

KINROSS GOLD 2011 ANNUAL REPORT    F79

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

i.	Reserves

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

ii.	Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

iii.	Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iv.	Impairment of goodwill and other assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

F80    KINROSS GOLD 2011 ANNUAL REPORT

v.	Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

vi.	Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

vii.	Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

KINROSS GOLD 2011 ANNUAL REPORT    F81

6. ACQUISITIONS AND DISPOSITIONS

(i)	Sale of Interest in Harry Winston

On March 23, 2011, the Company completed the sale of its approximate 8.5% interest in Harry Winston, consisting of approximately 7.1 million common shares, for net proceeds of $100.6 million and a resulting gain on sale of $30.9 million. The Company had acquired these shares as part of the proceeds received on the sale of the Company’s 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond mine joint venture. On August 25, 2011, the Company collected a note receivable from Harry Winston in the amount of $70.0 million which was also part of the proceeds on the sale of the Company’s Working Interest in Diavik in August 2010.

(ii)	Acquisition of 25% of CMGC

On April 27, 2011, Kinross’ 75%-owned subsidiary, CMGC, completed a Share Purchase Agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug (“CUE”), to repurchase the 2,292,348 shares of CMGC, representing 25.01% of CMGC’s outstanding share capital, for gross consideration of $335.4 million, including transaction costs. The excess of the consideration paid over the carrying value of the non-controlling interest, was recorded as a reduction of contributed surplus in the amount of $92.9 million.

(iii)	Acquisition of Red Back

On September 17, 2010 (the “acquisition date”), Kinross completed its acquisition of Red Back through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Red Back that it did not already own. As a result of this acquisition, the Company expanded operations into West Africa. In Ghana, the Company holds a 90% interest in the Chirano Gold mine (“Chirano”) with the Government of Ghana having a 10% carried interest. In Mauritania, the Company holds a 100% interest in the Tasiast mine (“Tasiast”). Total consideration for the acquisition was approximately $8,720.4 million, including the fair value of the previously owned interest of $789.6 million. Non-controlling interest was measured at 10% of the fair value of Chirano’s net identifiable assets at the acquisition date.

Red Back shareholders received 1.778 Kinross common shares, plus 0.11 of a Kinross common share purchase warrant for each Red Back common share held. As a result of the transaction, Kinross issued 416.4 million common shares and 25.8 million common share purchase warrants. The Company also issued 8.7 million fully vested replacement options to acquire Kinross common shares to previous Red Back option holders.

As the purchase is a business combination, with Kinross being the acquirer, results of operations of Red Back have been consolidated with those of Kinross commencing on the acquisition date.

Total consideration paid of $8,720.4 million was calculated as follows:

Common shares issued (416.4 million)	$7,678.3
Fair value of warrants issued (25.8 million)	161.3
Fair value of options issued (8.7 million)	91.2
Shares previously acquired	789.6
Total Purchase Price	$8,720.4

In finalizing the purchase price allocation during 2011, the Company adjusted the preliminary purchase price allocation as set out below. The adjustments recorded resulted in an increase to goodwill of $272.0 million from the amount previously reported.

F82    KINROSS GOLD 2011 ANNUAL REPORT

The following table sets forth the final allocation of the purchase price to assets and liabilities acquired.

Red Back Purchase Price Allocation	Preliminary	Adjustments	Final
Cash and cash equivalents	$742.6	$-	$742.6
Accounts receivable and other assets	27.0	-	27.0
Inventories	115.2	(3.4)	111.8
Property, plant and equipment (including mineral interests)	3,527.1	(321.7)	3,205.4
Accounts payable and accrued liabilities	(103.4)	2.6	(100.8)
Deferred tax liabilities	(752.0)	69.0	(683.0)
Provisions	(11.8)	(5.9)	(17.7)
Other long-term liabilities	(22.5)	(12.5)	(35.0)
Non-controlling interest	(68.8)	(0.1)	(68.9)
Goodwill	5,267.0	272.0	5,539.0
Total Purchase Price	$8,720.4	$-	$8,720.4

The goodwill recognized is attributed to the optionality to develop additional higher-cost reserves, to intensify efforts at developing the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future, the going concern value of the Company’s capacity to replace and augment reserves through completely new discoveries and the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination. None of the goodwill is expected to be deductible for tax purposes.

During the year ended December 31, 2011, the Company recorded an impairment charge related to the goodwill recognized in the Red Back acquisition. See Note 8.

As a result of reflecting the final purchase price adjustments retrospectively, the consolidated financial statements for the year ended December 31, 2010 have been recast.

The consolidated statements of operations for the year ended December 31, 2011 and 2010 include revenue of $723.2 million and $194.8 million respectively, operating loss of $2,736.6 million and operating earnings of $1.6 million, respectively, for the former Red Back properties.

For the year ended December 31, 2010, production cost of sales and depreciation, amortization and depletion increased by $2.0 million and $17.4 million, respectively; whereas income tax expense, finance expense, and income attributable to non-controlling interests decreased by $5.7 million, $0.1 million, and $1.0 million, respectively. As a result, net earnings attributed to common shareholders decreased by $12.6 million.

As at December 31, 2010, inventories, property, plant and equipment, accounts payable and accrued liabilities, deferred tax liabilities, and non-controlling interest decreased by $5.4 million, $338.0 million, $2.7 million, $74.7 million, and $0.9 million, respectively; whereas goodwill, provisions, and other long-term liabilities increased by $272.0 million, $7.0 million, and $12.5 million, respectively. As a result, accumulated deficit increased by $12.6 million.

Pro forma Information

Basis of Presentation

The following pro forma results of operations have been prepared as if the Red Back acquisition had occurred at January 1, 2010. The pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the pro forma financial statement information, including Red Back transaction costs.

KINROSS GOLD 2011 ANNUAL REPORT    F83

Pro Forma Assumptions and Adjustments

Certain adjustments have been reflected in this pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated. The adjustments are as follows:

a)	To increase depreciation expense to reflect depreciation of the fair value increment on property, plant, and equipment (including mineral interests);

b)	To expense exploration costs that had been deferred in accordance with the Company’s E&E policy under IFRS;

c)	To adjust accretion on asset retirement obligations for the period prior to acquisition to reflect the impact of IFRS; and

d)	To record the tax effect of all the above listed adjustments.

Year ended December 31, 2010
Revenue	$3,337.9
Net Earnings	$839.9

(iv)      Disposition of one-half interest in the Cerro Casale project

On February 17, 2010, the Company executed an agreement to sell one-half of its interest in the Cerro Casale project to Barrick Gold Corporation (‘‘Barrick’’). The sale closed on March 31, 2010. The Company received $454.3 million in gross proceeds, before transaction costs, and the transaction resulted in a gain of $78.1 million, before taxes. Additionally, as part of the agreement, Barrick assumed $20.0 million of a $40.0 million payment obligation contingent upon a production decision on the project.

Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment is accounted for under the equity method. Refer to Note 10.

(v)        Acquisition of Underworld

On April 26, 2010, the Company acquired 81.6% of the issued and outstanding shares of Underworld, on a fully diluted basis, by way of a friendly take-over bid. On June 30, 2010, the Company acquired the remaining outstanding shares of Underworld it did not already own, and on July 6, 2010 the shares of Underworld were delisted. Pursuant to the acquisition approximately 6.5 million Kinross shares and approximately 0.4 million Kinross options were issued. The total transaction was valued at $126.5 million, including transaction costs. This amount was added to the cost of a previously owned investment of $3.5 million, resulting in a total cost of $130.0 million. The acquisition was accounted for as an asset acquisition.

During the second quarter of 2010, the investment in Underworld was re-classified from available-for-sale investments due to the acquisition of control of Underworld. As of April 26, 2010, the financial statements of Underworld are being consolidated with those of Kinross.

(vi)      Sale of interest in Harry Winston

On July 23, 2010, the Company entered into an agreement to sell its approximate 19.9% equity interest in Harry Winston, consisting of 15.2 million Harry Winston common shares, to a group of financial institutions, on an underwritten block trade basis for net proceeds of $185.6 million. The sale was completed on July 28, 2010 and resulted in a gain of $146.4 million.

F84    KINROSS GOLD 2011 ANNUAL REPORT

(vii)	Sale of interest in Diavik

On August 25, 2010, the Company completed the sale of its 22.5% interest in the partnership holding Harry Winston’s 40% interest in Diavik to Harry Winston for final net proceeds of $189.6 million. The purchase price was comprised of $50.0 million cash, approximately 7.1 million Harry Winston common shares with a value of $69.7 million based on the share price on the closing date, and a note receivable in the amount of $70.0 million maturing on August 25, 2011. The note bore interest at a rate of 5% per annum and could have been satisfied in cash or, subject to certain limitations, shares issued by Harry Winston to Kinross. The sale resulted in a gain of $95.5 million.

The note receivable from Harry Winston was repaid in cash upon maturity on August 25, 2011. Refer to Note 7(ii).

(viii)	Acquisition of the Dvoinoye deposit and the Vodorazdelnaya property

On August 27, 2010, the Company completed the acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses, both located approximately 90 km north of Kinross’ Kupol operation in the Chukotka region of the Russian Far East. The purchase price of $346.8 million was comprised of $167.0 million in cash and 10.6 million Kinross shares, which were subject to a minimum hold period of four months after closing, and transaction costs of $5.9 million. This acquisition was accounted for as an asset acquisition.

(ix)	Acquisition of B2Gold Corp’s interest in Kupol exploration licenses

On August 27, 2010, the Company closed an agreement with B2Gold Corp (‘‘B2Gold’’) to acquire B2Gold’s right to an interest in the Kupol East and West exploration licence areas. Under the terms of a previous agreement, Kinross had undertaken to secure a 37.5% joint venture interest for B2Gold in the Kupol East and West exploration licence areas. According to the new agreement, Kinross was no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross’ interest in these licence areas. The purchase price comprised: $33.0 million in cash; contingent payments based on National Instrument 43-101 qualified Proven and Probable Reserves within the licence areas at the subject properties, should such reserves be declared in future; and payments based on net smelter returns of 1.5% from any future production at the licence areas. This acquisition was accounted for as an asset acquisition.

(x)	Sale of interest in Osisko

On December 13, 2010, the Company completed the sale of its 1.8% interest in Osisko Mining Corporation (‘‘Osisko’’), consisting of approximately 6.8 million Osisko common shares, which was accounted for as an available-for-sale investment. The sale was completed on an underwritten block trade basis, at a gross price of CDN$14.70 per share, for net proceeds of $97.5 million. The transaction resulted in a gain of $74.1 million.

KINROSS GOLD 2011 ANNUAL REPORT    F85

7. CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.          Cash and cash equivalents:

	December 31,		December 31,	January 1,
	2011		2010	2010
Cash on hand and balances with banks	$761.3		$873.3	$352.8
Short-term deposits	1,004.7		593.3	244.6
	$1,766.0		$1,466.6	$597.4

Restricted cash:
	December 31,		December 31,	January 1,
	2011	(a)	2010	2010
Restricted cash	$62.1		$2.1	$24.3

(a)
Restricted cash relates to restricted payments for the Kupol project financing (see Note 13 (v)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.	Accounts receivable and other assets:

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade receivables	$20.2	$24.3	$9.9
Taxes recoverable	70.0	14.7	6.2
Prepaid expenses	48.8	45.0	26.7
VAT receivable	115.3	119.6	61.0
Note receivable (a)	-	70.0	-
Other	55.1	55.8	31.7
	$309.4	$329.4	$135.5

	(a)	The note receivable from Harry Winston was repaid in cash upon maturity on August 25, 2011.

iii.	Inventories:

	December 31,	December 31,	January 1,
	2011	2010	2010
Ore in stockpiles (a)	$146.6	$144.3	$120.5
Ore on leach pads (b)	220.8	113.3	44.3
In-process	35.3	38.9	26.1
Finished metal	108.3	81.1	80.6
Materials and supplies	562.2	457.2	395.1
	1,073.2	834.8	666.6
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(97.0)	(103.2)	(112.2)
	$976.2	$731.6	$554.4

(a)
Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7 (viii).

(b)
Ore on leach pads relates to the Company’s Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2027, Tasiast in 2020, Fort Knox in 2020, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

F86    KINROSS GOLD 2011 ANNUAL REPORT

iv.	Property, plant and equipment:

	Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre- development properties	Total
Cost
Balance at January 1, 2011 (c)	$3,236.3	$6,426.5	$527.5	$10,190.3
Additions	1,052.3	586.6	11.9	1,650.8
Acquisitions	-	-	3.8	3.8
Capitalized interest	7.3	19.2	-	26.5
Disposals	(64.2)	(8.7)	(0.4)	(73.3)
Transfers	-	369.6	(369.6)	-
Other	2.5	(3.5)	(3.2)	(4.2)
Balance at December 31, 2011	4,234.2	7,389.7	170.0	11,793.9
Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2011 (c)	$(1,315.2)	$(990.5)	$-	$(2,305.7)
Depreciation, depletion and amortization	(257.9)	(330.3)	-	(588.2)
Disposals	55.3	10.5	-	65.8
Other	(0.3)	(6.1)	-	(6.4)
Balance at December 31, 2011	(1,518.1)	(1,316.4)	-	(2,834.5)
Net book value	$2,716.1	$6,073.3	$170.0	$8,959.4
Amount included in above as at December 31, 2011:
Assets under construction	$1,012.6	$549.7	$-	$1,562.3
Net book value of finance leases	$12.8	$-	$-	$12.8
Assets not being depreciated (a)	$1,118.6	$2,379.6	$170.0	$3,668.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At December 31, 2011 the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold. Dvoinoye was transferred from pre-development properties to development and operating properties upon the declaration of proven and probable reserves as at the end of 2011.

(c)	The balance at January 1, 2011 has been recast as a result of finalizing the Red Back purchase price allocation. See Note 6(iii).

KINROSS GOLD 2011 ANNUAL REPORT    F87

	Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre- development properties	Total
Cost
Balance at January 1, 2010	$2,538.3	$2,411.6	$1,364.3	$6,314.2
Additions	352.8	315.0	49.2	717.0
Acquisitions (c)	353.5	2,866.6	491.4	3,711.5
Capitalized interest	-	1.1	-	1.1
Disposals	(9.9)	-	(545.2)	(555.1)
Transfers	-	832.2	(832.2)	-
Other	1.6	-	-	1.6
Balance at December 31, 2010 (c)	$3,236.3	$6,426.5	$527.5	$10,190.3
Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2010	$(1,101.3)	$(376.2)	$-	$(1,477.5)
Depreciation, depletion and amortization (c)	(208.7)	(334.6)	-	(543.3)
Impairment loss (d)	-	-	(290.7)	(290.7)
Disposals	6.5	-	-	6.5
Transfers	-	(290.7)	290.7	-
Other	(11.7)	11.0	-	(0.7)
Balance at December 31, 2010 (c)	$(1,315.2)	$(990.5)	$-	$(2,305.7)
Net book value (c)	$1,921.1	$5,436.0	$527.5	$7,884.6
Amount included in above:
Assets under construction
January 1, 2010	$614.3	$79.8	$-	$694.1
December 31, 2010	$431.6	$116.2	$-	$547.8
Net book value of Finance leases
January 1, 2010	$32.1	$-	$-	$32.1
December 31, 2010	$23.3	$-	$-	$23.3
Assets not being depreciated (a)
January 1, 2010	$632.6	453.6	$1,364.3	$2,450.5
December 31, 2010 (c)	$528.4	$1,937.3	$527.5	$2,993.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At December 31, 2010, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Lobo-Marte, and Fruta del Norte. The significant pre-development properties include Dvoinoye and White Gold. Fruta del Norte was classified within pre-development properties at January 1, 2010 and was transferred to development and operating properties as at the end of 2010.

(c)	Balances have been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

(d)	As at December 31, 2010, the Company determined that the recoverable amount determined as the fair value less costs to sell of Fruta del Norte was less than its carrying amount.

Land, plant and equipment with a carrying amount of $204.8 million are pledged as security as part of the Kupol project financing. See Note 13(v).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Fruta del Norte, Kupol, Dvoinoye, Chirano and Tasiast and had a weighted average rate of 7.50% and 9.46% during the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011, $923.9 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2010 - $1,204.1 million). During the year ended December 31, 2011, the Company acquired $3.8 million of E&E assets, capitalized $89.2 million in E&E costs and transferred $369.6 million from E&E assets to capitalized development. The Company did not recognize any property, plant and equipment impairment related to E&E assets as at December 31, 2011 (December 31, 2010 - $290.7 million).

F88    KINROSS GOLD 2011 ANNUAL REPORT

During the year ended December 31, 2010, the Company acquired $1,168.0 million of E&E assets, capitalized $49.2 million in other E&E costs and transferred $541.5 million from E&E assets to capitalized development.

During the year ended December 31, 2011, the Company expensed $18.8 million (year ended December 31, 2010 - $23.6 million) of exploration and evaluation expenditures, and had cash expenditures for exploration and evaluation included in operating and investing cash flows of $18.8 million and $89.2 million, respectively (year ended December 31, 2010 - $23.6 million and $45.5 million, respectively).

The following table shows capitalized stripping costs included in development and operating properties for the years ended December 31, 2011 and 2010:

	December 31, 2011							December 31, 2010
	Round Mountain	Fort Knox	La Coipa	Maricunga	Chirano	Tasiast	Total	Round Mountain	Fort Knox	Maricunga	Chirano	Total
Balance, at January 1	$78.2	$58.9	$-	$5.8	$2.4	$-	$145.3	$67.9	$50.0	$-	$-	$117.9
Additions	11.1	49.8	48.7	49.7	14.5	38.0	211.8	18.8	34.0	5.8	2.4	61.0
Amortization	(14.9)	(11.5)	(1.2)	(1.4)	(3.9)	(0.3)	(33.2)	(8.5)	(25.1)	-	-	(33.6)
Balance at end of period	$74.4	$97.2	$47.5	$54.1	$13.0	$37.7	$323.9	$78.2	$58.9	$5.8	$2.4	$145.3

v.         Goodwill:

The Goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Crixás	Tasiast (e)	Chirano (e)	Other Operations (b)	Total
Cost
Balance at January 1, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Accumulated impairment
Balance at January 1, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss (a)	-	-	-	-	-	-	-	(2,490.1)	(447.5)	-	(2,937.6)
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)
Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$2,130.3	$471.1	$176.7	$3,420.3

KINROSS GOLD 2011 ANNUAL REPORT    F89

	Round			Kettle River						Other
	Mountain	Paracatu	La Coipa	- Buckhorn	Kupol	Maricunga	Crixás	Tasiast (e)	Chirano (e)	Operations (c)(d)	Total
Cost
Balance at January 1, 2010	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$-	$-	$643.2	$2,469.0
Acquisitions (e)	-	-	-	-	-	-	-	-	-	5,267.0	5,267.0
Purchase price
allocation (e)	-	-	-	-	-	-	-	4,620.4	918.6	(5,267.0)	272.0
Disposals(d)	-	-	-	-	-	-	-	-	-	(361.0)	(361.0)
Balance at December 31, 2010	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Accumulated impairment
Balance at January 1, 2010	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2010	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$4,620.4	$918.6	$176.7	$6,357.9

(a)
In 2011, as part of the annual impairment test for goodwill, using the methodology described in note 3(ix), it was determined that the carrying amounts of goodwill at Tasiast and Chirano, exceeded their recoverable amounts. See Note 8.

(b) At December 31, 2011, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $7.9 million.

(c)
At January 1, 2010, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million, Jiboia with a carrying amount of $7.9 million, and Cerro Casale with a carrying amount of $361.0 million.

(d)
On March 31, 2010, the Company disposed of one-half of its interest in the Cerro Casale project. As a result, goodwill was reduced by $361.0 million which represents the entire goodwill previously allocated to Cerro Casale. As the Company continues to retain a 25% interest in the project, one-half of the goodwill balance previously allocated, amounting to $180.5 million, now forms part of the carrying value of the investment in the Cerro Casale project.

(e)
On September 17, 2010, the Company acquired all of the outstanding common shares of Red Back that it did not previously own. Until the finalization of the purchase price allocation, preliminary goodwill was recorded in other operations. At June 30, 2011, the goodwill determined in the final purchase price allocation of $5,539.0 million was allocated among the Tasiast and Chirano properties. See Note 6(iii).

vi.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale investments are recorded in OCI as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Fair Value	Gains (losses) in AOCI	Fair Value	Gains (losses) in AOCI	Fair Value	Gains (losses) in AOCI
Securities in an unrealized gain position	$46.5	$26.9	$203.3	$71.9	$115.1	$50.4
Securities in an unrealized loss position	32.9	(22.9)	0.5	(0.8)	42.7	(4.9)
	$79.4	$4.0	$203.8	$71.1	$157.8	$45.5

vii.	Accounts payable and accrued liabilities:

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade payables	$151.0	$150.6	$92.5
Accrued liabilities	353.3	203.9	150.9
Employee related accrued liabilities	71.0	54.5	44.2
	$575.3	$409.0	$287.6

F90    KINROSS GOLD 2011 ANNUAL REPORT

viii.	Deferred charges and other long-term assets:

	December 31,	December 31,	January 1,
	2011	2010	2010
Long-term ore in stockpiles and on leach pads (a)	$97.0	$103.2	$112.2
Deferred charges, net of amortization	7.3	0.9	1.3
Long-term receivables	97.4	52.7	42.8
Advances on the purchase of capital equipment	178.2	23.2	-
Other	26.5	24.6	2.1
	$406.4	$204.6	$158.4

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, and Paracatu mines. Long-term ore on leach pads is at the Company’s 50% owned Round Mountain mine.

ix.	Non-controlling interest:

	Kupol (b)	Chirano (c)	Total
Balance at January 1, 2010	$128.6	$-	$128.6
Addition upon acquisition	-	68.9	68.9
Share of net earnings	110.2	2.2	112.4
Dividends paid	(47.7)	-	(47.7)
Balance at December 31, 2010 (a)	$191.1	$71.1	$262.2
Share of net earnings	51.4	9.2	60.6
Dividends paid	-	-	-
Acquisition of CMGC 25% non-controlling interest (b)	(242.5)	-	(242.5)
Balance at December 31, 2011	$-	$80.3	$80.3

	(a)	Amount has been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

	(b)	Represents non-controlling interest in CMGC. On April 27, 2011, Kinross acquired the remaining 25% of CMGC and thereby increased its ownership to 100%. See Note 6(ii).

	(c)	Represents non-controlling interest in Chirano Gold Mines Limited.

Consolidated Statements of Operations

x.	Other income - net:

	Year ended December 31,
	2011	2010
Gain on acquisition/disposition of assets and investments - net	$24.8	$599.2
Transaction costs on acquisition of Red Back	-	(41.5)
Foreign exchange gains (losses)	12.0	(0.2)
Net non-hedge derivative gains	59.1	55.9
Working Interest in Diavik Diamond mine	-	(2.4)
Other	5.9	3.3
	$101.8	$614.3

KINROSS GOLD 2011 ANNUAL REPORT    F91

xi.	Gain (loss) on acquisition/disposition of assets and investments - net:

	Year ended December 31,
	2011	2010
Assets:
Cerro Casale (a)	$-	$78.1
Investments:
Harry Winston (b)	30.9	146.4
Working Interest in Diavik Diamond mine (c)	-	95.5
Gain on Red Back shares owned prior to acquisition	-	209.3
Osisko Mining (d)	-	74.1
Other investments	(0.8)	(4.2)
Other assets	(5.3)	-
	$24.8	$599.2

	(a)	On March 31, 2010, the Company sold one-half of its interest in Cerro Casale. See Note 6(iv).

	(b)	On March 23, 2011, the Company sold its remaining interest in Harry Winston. See Note 6(i).

	(c)	On August 25, 2010, the Company disposed of its Working Interest in Diavik. See Note 6(vii).

	(d)	On December 13, 2010, the Company sold its 1.8% interest in Osisko. See Note 6(x).

xii.	Equity in gains (losses) of associates:

	Year ended December 31,
	2011	2010
Cerro Casale (a)	$(2.3)	$0.2
Harry Winston Diamond Corporation (b)	-	(2.1)
	$(2.3)	$(1.9)

	(a)	On March 31, 2010, the Company sold one-half of its interest in Cerro Casale. Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment is accounted for under the equity method.

	(b)	On July 28, 2010, the Company sold its original investment in Harry Winston. See Note 6(vi).

xiii.	Finance expense:

	Year ended December 31,
	2011	2010
Accretion on reclamation and remediation obligation	$21.4	$13.7
Interest expense (a)	44.7	48.5
	$66.1	$62.2

	(a)	During the years ended December 31, 2011 and 2010, $26.5 million and $1.1 million of interest was capitalized to property, plant and equipment, respectively. See Note 7(iv).

xiv.	Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Year ended December 31,
	2011	2010
Salaries, short term incentives, and other benefits	$450.0	$333.8
Share-based payments	36.5	32.5
Other	67.3	58.2
	$553.8	$424.5

F92    KINROSS GOLD 2011 ANNUAL REPORT

Consolidated Statements of Equity

xv.	Accumulated other comprehensive income (loss):

		Financial
	Investments (a)	derivatives (b)	Total
Balance, at January 1, 2010	$45.5	$(263.9)	$(218.4)
Other comprehensive income before tax	29.6	13.2	42.8
Tax	(4.0)	0.3	(3.7)
Balance at December 31, 2010	$71.1	$(250.4)	$(179.3)
Other comprehensive income (loss) before tax	(71.3)	118.7	47.4
Tax	4.2	30.0	34.2
Balance at December 31, 2011	$4.0	$(101.7)	$(97.7)

(a)	Balance at January 1, 2010 net of tax of $4.0 million

(b)	Balance at January 1, 2010 net of tax of $9.6 million

8. IMPAIRMENT

During the year ended December 31, 2011, the Company recorded goodwill impairment charges of $2,490.1 million and $447.5 million at its Tasiast and Chirano CGUs, respectively, which were recorded within cost of sales in the consolidated statement of operations. The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

During 2010, the Company recorded an impairment charge of $290.7 million related to property, plant and equipment at Fruta del Norte, which is included in the exploration and business development expense. As at December 31, 2010, Fruta del Norte was reclassified into the development and operating properties category upon declaration of proven and probable reserves. There was no goodwill impairment in the year ended December 31, 2010.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and NAV multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than as disclosed below, no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

As at December 31, 2011, the recoverable amounts for the Tasiast and Chirano CGUs are equal to their carrying amounts, after giving effect to the goodwill impairment charges noted above. As at December 31, 2010, the recoverable amounts for Tasiast and Chirano are equal to their carrying amounts as they were recorded at fair value in the acquisition of Red Back on September 17, 2010 and their recoverable amounts did not change in the period from September 17, 2010 to December 31, 2010.

At December 31, 2011, the estimated recoverable amounts for the Round Mountain, Paracatu, and Maricunga CGUs exceed their carrying amounts by approximately $145 million, $970 million, and $271 million, respectively (December 31, 2010-$379 million, $2,342 million, and $147 million, respectively).

KINROSS GOLD 2011 ANNUAL REPORT    F93

The table below shows the amount by which certain key assumptions would be required to change, in isolation, in order for the estimated recoverable amount to equal the carrying amount for each of the Round Mountain, Paracatu, and Maricunga CGUs.

Percentage increase/decrease required for recoverable amount to equal carrying value

	December 31, 2011			December 31, 2010
	Round			Round
Key assumptions	Mountain	Paracatu	Maricunga	Mountain	Paracatu	Maricunga
Long-term gold price(a)	-34%	-18%	-10%	-30%	-30%	-10%
LOM production cash costs per ounce(b)	22%	21%	9%	45%	36%	7%

(a)	See Note 3(ix) for long term gold prices.

(b)	LOM production cash costs per ounce range from $757 to $879 for Round Mountain, Paracatu, and Maricunga in 2011 and $491 to $689 in 2010.

In addition, at December 31, 2011, the LOM total capital expenditures would be required to increase by 35% (December 31, 2010-19%), in isolation, in order for the recoverable amount of the Maricunga CGU to equal its carrying amount.

However, the Company believes that adverse changes in any of the key assumptions would have associated impacts on certain other inputs into the long-term LOM plans, which may offset to a certain extent, the impact of the adverse change.

9. JOINT VENTURE INTERESTS

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2011, the Company had a joint venture interest in Round Mountain and Crixás.

The following table contains selected financial information on Kinross’ consolidated share of participation for each of its participating operating joint ventures for the years ended December 31, 2011 and 2010.
	As at and for the year ended December 31, 2011
	Round
	Mountain	Crixás	Total
	(i)	(ii)
Metal sales	$295.0	$100.8	$395.8
Production cost of sales	(129.2)	(50.3)	(179.5)
Depreciation, depletion and amortization	(28.7)	(13.3)	(42.0)
Exploration and business development	(0.6)	(1.9)	(2.5)
Other	(0.9)	(2.3)	(3.2)
Operating earnings	$135.6	$33.0	$168.6
Current assets	$38.3	$27.0	$65.3
Property, plant and equipment	203.4	94.9	298.3
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	3.3	14.7
	$311.8	$163.2	$475.0
Current liabilities	22.3	24.0	46.3
Non-current liabilities	44.0	28.6	72.6
	66.3	$52.6	$118.9
Net investment in joint ventures	$245.5	$110.6	$356.1

F94    KINROSS GOLD 2011 ANNUAL REPORT

	As at and for the year ended December 31, 2010
	Round
	Mountain	Crixás	Total
	(i)	(ii)
Metal sales	$227.5	$94.7	$322.2
Production cost of sales	(115.4)	(37.5)	(152.9)
Depreciation, depletion and amortization	(20.0)	(18.1)	(38.1)
Exploration and business development	(0.7)	(0.1)	(0.8)
Other	0.3	(0.3)	-
Operating earnings	$91.7	$38.7	$130.4
Current assets	$38.0	$29.8	$67.8
Property, plant and equipment	177.7	79.6	257.3
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	2.6	14.0
	$285.8	$150.0	$435.8
Current liabilities	20.1	24.5	44.6
Non-current liabilities	39.7	16.6	56.3
	$59.8	$41.1	$100.9
Net investment in joint ventures	$226.0	$108.9	$334.9

Contingent liabilities and capital commitments related to these joint ventures are included in Note 20.

(i)	Round Mountain

The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

(ii)	Crixás

The Company owns a 50% interest in Mineração Serra Grande, S.A. (‘‘MSG’’), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited is the operator.

The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

KINROSS GOLD 2011 ANNUAL REPORT    F95

10. INVESTMENTS IN ASSOCIATES AND WORKING INTEREST

The carrying values of the Company’s investments in associates as at December 31, 2011, December 31, 2010 and the transition date are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Carrying Values
Cerro Casale (a)	$502.5	$467.5	$-
Harry Winston Diamond Corporation	-	-	41.3
Working interest in Diavik	-	-	109.4
	$502.5	$467.5	$150.7

(a)	At January 1, 2010, Cerro Casale was accounted for as a joint venture.

There are no publicly quoted market prices for Cerro Casale or for Diavik. The market value of the Company’s investment in Harry Winston at January 1, 2010 was $146.0 million.

Contingent liabilities related to investments in associates are included in Note 20.

The following table contains summarized financial information for the Company’s investments in associates and Working Interest:

	December 31,	December 31,	January 1,
	2011	2010	2010
Balance Sheets
Current assets	$15.8	$1.3	$441.9
Non-current assets	272.5	186.4	1,052.9
	288.3	187.7	1,494.8
Current liabilities	22.3	22.2	157.4
Non-current liabilities	0.1	0.7	476.8
	22.4	22.9	634.2
Net assets	$265.9	$164.8	$860.6

	Year ended December 31,
	2011	2010
Statements of operations
Revenue	$-	$247.7
Other income and (expenses)	(11.4)	(254.6)
Income tax recovery (expense)	2.3	(0.3)
Net earnings (loss)	$(9.1)	$(7.2)

Cerro Casale

At January 1, 2010, the Company had a 50% joint venture interest in the Cerro Casale project. On March 31, 2010, the Company sold one-half of its interest to Barrick, its joint venture partner. Subsequent to the disposition, the Company continues to hold a 25% interest in the project as an investment in associate.

Harry Winston

At the transition date, the Company’s investment in Harry Winston was accounted for as an investment in associate. On July 23, 2010, Kinross sold its approximate 19.9% equity interest in Harry Winston.

F96    KINROSS GOLD 2011 ANNUAL REPORT

Working Interest in Diavik Diamond mine

At the transition date, the Company held a 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond Mines joint venture. On August 25, 2010, the Company sold its interest to Harry Winston.

11. FINANCIAL INSTRUMENTS

i.	Fair values of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2011 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$79.4	$-	$-	$79.4
Embedded derivatives	(18.6)	(2.6)	-	(21.2)
Derivative instruments	-	(74.3)	-	(74.3)
	$60.8	$(76.9)	$-	$(16.1)

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Embedded derivatives:

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants, and therefore is classified within Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to the conversion options on its convertible notes based on pricing models which use a number of observable market-determined variables. These embedded derivatives are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD 2011 ANNUAL REPORT    F97

Derivative instruments:

The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

ii.	Derivative instruments

	December 31, 2011		December 31, 2010		January 1, 2010
	Asset/(Liability)		Asset/(Liability)		Asset/(Liability)
	Fair Value	AOCI	Fair Value	AOCI	Fair Value	AOCI
Interest rate contract
Interest rate swap (i)	$(0.1)	$-	$(4.4)	$(0.3)	$(8.3)	$(6.7)
Currency contract
Foreign currency forward contracts (b) (ii)	(75.1)	(54.4)	55.0	39.9	38.1	27.2
Commodity contracts
Gold and silver forward contracts (a) (iii)	-	(48.6)	(333.7)	(291.3)	(332.8)	(285.3)
Gold contract related to Julietta sale	-	-	-	-	4.3	-
Energy forward contracts (c) (iv)	1.6	1.3	1.7	1.3	1.3	0.9
Other contracts
Total return swap (v)	(0.7)	-	-	-	(0.2)	-
	$0.9	$(47.3)	$(332.0)	$(290.0)	$(327.4)	$(284.4)
Canadian dollar denominated common share purchase warrants liability (vi)	(18.6)	-	(48.4)	-	(83.6)	-
Senior convertible notes – conversion option (vii)	(2.6)	-	(38.9)	-	(77.2)	-
Total all contracts	$(95.5)	$(101.7)	$(368.7)	$(250.4)	$(458.4)	$(263.9)
Unrealized fair value of derivative assets
Current	2.8		133.4		44.3
Non-current	1.1		2.6		1.9
	$3.9		$136.0		$46.2
Unrealized fair value of derivative
liabilities
Current	(66.7)		(407.7)		(214.6)
Non-current	(32.7)		(97.0)		(290.0)
Total net fair value	$(99.4)		$(504.7)		$(504.6)
	$(95.5)		$(368.7)		$(458.4)

	(a)	Of the total amount recorded in AOCI, $48.6 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

	(b)	Of the total amount recorded in AOCI, $32.9 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

	(c)	Of the total amount recorded in AOCI, $(0.5) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)	Interest rate contracts

Acquired with the acquisition of Bema was an interest rate swap whereby the Company paid a fixed rate of 4.4975% and received a floating interest rate on a principal amount that varied from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company paid a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varied from $3.7 million to $70.0 million. These contracts were closed out and early settled in August 2011. The fair market value of the interest rate swap was a liability of $2.1 million and $4.3 million at December 31, 2010 and January 1, 2010, respectively. The fair value of the interest rate cap and floor was a liability of $1.9 million and $2.8 million at December 31, 2010 and January 1, 2010, respectively.

F98    KINROSS GOLD 2011 ANNUAL REPORT

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Kinross Brasil Mineração S.A. (‘‘KBM’’), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%. As at December 31, 2011, the fair value was a liability of $0.1 million (December 31, 2010 - $0.5 million, January 1, 2010 - $1.2 million).

(ii)	Foreign currency forward contracts

The following table provides a summary of foreign currency forward contracts outstanding at December 31, 2011, maturing in:

	2012	2013	2014	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	437.4	158.0	88.5	683.9
Average price	1.83	1.92	2.13	1.89
Chilean peso forward buy contracts
(in millions of U.S. dollars)	210.0	72.0	66.0	348.0
Average price	492.86	522.59	553.44	510.50
Russian rouble forward buy contracts
(in millions of U.S. dollars)	110.4	48.0	18.0	176.4
Average price	32.38	32.05	34.84	32.54
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	99.8	24.0	-	123.8
Average price	1.00	1.00	-	1.00

During 2011, the following new forward buy derivative contracts were engaged:

	•	$627.9 million at an average rate of 1.88 Brazilian real, with maturities in 2012, 2013 and 2014;

	•	$390.0 million at an average rate of 509.09 Chilean pesos, with maturities in 2011, 2012, 2013 and 2014;

	•	$128.4 million at an average rate of 32.33 Russian roubles, with maturities in 2012, 2013 and 2014; and

	•	$145.8 million at an average rate of 1.00 Canadian dollars, with maturities in 2011, 2012 and 2013;

At December 31, 2011, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

	•	Brazilian real forward buy contracts - unrealized loss of $29.8 million (December 31, 2010 - $23.1 million gain, January 1, 2010 - $15.2 million gain)

	•	Chilean peso forward buy contracts - unrealized loss of $16.0 million (December 31, 2010 - $10.1 million gain, January 1, 2010 - $7.6 million gain);

	•	Russian rouble forward buy contracts - unrealized loss of $6.4 million (December 31, 2010 - $2.2 million gain, January 1, 2010 - $4.3 million gain); and

	•	Canadian dollar forward buy contracts - unrealized loss of $2.2 million (December 31, 2010 - $4.2 million gain, January 1, 2010 - $0.1 million gain).

(iii)	Gold and silver forward contracts

The Company had gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements, which the Company closed out and early settled in the third quarter of 2011.

During the year ended December 31, 2011, the Company entered into gold forward purchase contracts as follows:

	•	40,665 ounces of gold at an average price of $1,364 per ounce which mature in 2011; and

KINROSS GOLD 2011 ANNUAL REPORT    F99

• 36,380 ounces of gold at an average price of $1,363 per ounce which mature in 2012.

During 2010, the Company entered into gold forward contracts to purchase 394,885 ounces of gold at an average rate of $1,181 per ounce. Contracts for 91,250 ounces of gold matured in 2010, 265,940 ounces were to mature in 2011, with the remainder of 37,695 ounces maturing in 2012. The purpose of these derivatives was to offset a portion of the derivatives which were acquired with the Bema acquisition.

Commensurate with the engagement of these derivatives, the Company de-designated the gold forward sale contract hedging relationship for 100% of the remaining 2011 maturities and 100% of 2012 maturities. As noted above, the Company subsequently closed out and early settled all outstanding gold and silver forward contracts.

(iv)	Energy forward contracts

The Company is exposed to changes in energy prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into energy forward contracts that protect against the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy forward contracts outstanding at December 31, 2011, maturing in:

	2012	2013	2014	Total
Energy
Oil forward buy contracts (barrels)	290,000	115,000	45,000	450,000
Average price	92.21	91.22	83.04	91.04
Diesel forward buy contracts (gallons)	4,830,000	2,310,000	-	7,140,000
Average price	2.96	2.93	-	2.95
Gasoil forward buy contracts (tonnes)	14,765	-	-	14,765
Average price	933.26	-	-	933.26

During 2011, the following new forward buy derivative contracts were engaged:

	•	602,000 barrels of Nymex Crude WTI oil at an average rate of $92.09 per barrel, with maturities in 2011, 2012, 2013 and 2014;

	•	7.14 million gallons of diesel at an average rate of $2.95 per gallon, with maturities in 2012 and 2013; and

	•	16,107 tonnes of gasoil at an average rate of $933.25 per tonne, with maturities in 2011 and 2012.

At December 31, 2011, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

	•	Oil forward buy contracts - unrealized gain of $1.8 million (December 31, 2010 - $1.3 million gain, January 1, 2010 - $0.9 million gain)

	•	Diesel forward buy contracts - unrealized loss of $0.3 million (December 31, 2010 - $nil, January 1, 2010 -$nil); and

	•	Gas oil forward buy contracts - unrealized loss of $0.2 million (December 31, 2010 - $nil, January 1, 2010 -$nil).

(v)	Total return swap

A total return swap (“TRS”) was engaged during the fourth quarter of 2008 as an economic hedge of the Company’s deferred share units (“DSUs”). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2011, 93% of the DSUs were economically hedged, although hedge accounting was not applied.

F100    KINROSS GOLD 2011 ANNUAL REPORT

(vi)	Canadian dollar denominated common share purchase warrants liability

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and are measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the consolidated statement of operations. For the year ended December 31, 2011, the Company recognized a gain of $29.8 million (year ended December 31, 2010 - a gain of $35.2 million) in the consolidated statement of operations.

(vii)	Senior convertible notes - conversion option

The Company’s option to settle its convertible notes in cash or shares upon conversion causes the conversion option to be considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the consolidated statement of operations. For the year ended December 31, 2011, the Company recognized a gain of $36.4 million (year ended December 31, 2010 - a gain of $38.3 million) in the consolidated statement of operations.

12.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s policy is to not hedge metal sales. However in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.	Capital management

The Company’s objectives when managing capital are to:

•	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•	Ensure the Company has the capital and capacity to support a long-term growth strategy;

•	Provide investors with a superior rate of return on their invested capital;

•	Ensure compliance with all bank covenant ratios; and

•	Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital restrictions.

KINROSS GOLD 2011 ANNUAL REPORT    F101

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and are noted in the tables below:

	December 31,	December 31,	January 1
	2011	2010	2010
Long-term debt	$1,600.4	$426.0	$475.8
Current portion of long-term debt	32.7	48.4	177.0
Total debt	1,633.1	474.4	652.8
Common shareholders’ equity	12,390.4	14,531.1	5,527.7
Gross debt / common shareholders’ equity ratio	13.2%	3.3%	11.8%
Company target	0 - 30%	0 - 30%	0 - 30%
Rolling 12 month EBITDA (a)	$2,033.4	$1,495.1	$1,193.4
Rolling 12 month cash interest expense (b)	71.2	49.7	36.3
Interest coverage ratio	28.6:1	30.1:1	32.9:1
Company target ratio	> 4.25:1	> 4.25:1	> 4.25:1

	(a)	EBITDA is a defined term under the Company’s current credit facility.

	(b)	Interest expense includes interest expense included in finance expense on the consolidated statement of operations in addition to capitalized interest.

ii.	Gold and silver price risk management

The Company’s policy is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

During the third quarter of 2011, the Company closed out and early settled all gold and silver derivative financial instruments and other contracts that were required under the terms of the Kupol project financing that was acquired with the acquisition of Bema.

iii.	Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase the Canadian dollars, Brazilian reais, Chilean pesos, and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

F102    KINROSS GOLD 2011 ANNUAL REPORT

	10% strengthening in US$			10% weakening in US$
	Foreign
	currency net	Effect on		Effect on
	working asset	earnings	Effect on OCI	earnings	Effect on OCI
	(liability)	before taxes,	before taxes,	before taxes,	before taxes,
	in US$	gain (loss) (a)	gain (loss) (a)	gain (loss) (a)	gain (loss) (a)
Canadian dollars	(21.3)	1.9	-	(2.4)	-
Brazilian reais	15.8	(1.4)	-	1.8	-
Chilean pesos	(55.1)	5.0	-	(6.1)	-
Russian roubles	59.4	(5.4)	-	6.6	-
Euros	(12.6)	1.1	-	(1.4)	-
Mauritania ouguiya	18.6	(1.7)	-	2.1	-
Ghanian cedi	26.5	(2.4)	-	2.9	-
Other (b)	(19.2)	1.8	-	(2.2)	-

(a)
As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)	Includes British pounds, Australian dollars, South African rand, and Japanese yen.

At December 31, 2011, with other variables unchanged, the following represents the effect of the Company’s foreign currency forward contracts on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, and Russian rouble.

	10% strengthening in US$		10% weakening in US$
	Effect on	Effect on OCI	Effect on	Effect on OCI
	earnings before	before taxes,	earnings before	before taxes,
	taxes, gain (loss)	gain (loss) (a)	taxes, gain (loss)	gain (loss) (a)
Canadian dollars	-	$(10.8)	-	$13.4
Brazilian reais	$0.1	$(56.4)	-	$69.4
Chilean pesos	-	$(29.0)	-	$35.8
Russian roubles	-	$(14.9)	-	$18.3

	(a)	Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

iv.	Interest rate risks

The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and an interest rate floor contract. As discussed in Note 11, these contracts were closed out and early settled in August 2011.

During 2008, the Company entered into an interest rate swap for Kinross Brasil Mineração S.A. (“KBM”), formerly known as Rio Paracatu Mineração S.A., a 100% subsidiary of Kinross. At December 31, 2011 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would not impact earnings before taxes and OCI before taxes, and a 50 basis point upward shift in the interest rate curve would not impact earnings before taxes and OCI before taxes.

v.	Energy

The Company is exposed to changes in energy prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into energy forward contracts that protect against the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

KINROSS GOLD 2011 ANNUAL REPORT    F103

At December 31, 2011, with other variables unchanged, the following represents the effect of the Company’s energy forward contracts on earnings before taxes and OCI before taxes from a 10% change in oil, gas oil, and diesel prices.

	10% increase in price		10% decrease in price
	Effect on	Effect on OCI	Effect of on	Effect on OCI
	earnings before	before taxes,	earnings before	before taxes,
Energy price risk	taxes, gain (loss)	gain (loss) (a)	taxes, gain (loss)	gain (loss) (a)
Oil price	-	$4.3	-	$(4.2)
Gasoil price	-	$1.4	-	$(1.3)
Diesel price	-	$2.0	-	$(4.0)

	(a)	Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which will be to earnings.

vi.	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2011 - $1,766.0 million), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows.

The contractual cash flow requirements for financial liabilities at December 31, 2011 are as follows:

			More than 2,	More than 3,
		Less than	less than	less than	More than
	Total	2 years	3 years	5 years	5 years
Long-term debt (a)	$2,563.5	$696.2	$121.8	$437.7	$1,307.8
Derivative liabilities - net	$74.3	$66.2	$8.1	-	-

(a) Includes long-term debt, including the current portion, interest, as well as obligations under letters of credit issued and the full face value of the Senior convertible notes and Senior notes.

vii.	Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. As at December 31, 2011, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables, derivative contracts, and taxes recoverable.

F104    KINROSS GOLD 2011 ANNUAL REPORT

13. LONG-TERM DEBT AND CREDIT FACILITIES

					December 31, 2011			December 31, 2010		January 1, 2010
					Deferred
		Interest		Nominal	Financing	Carrying	Fair	Carrying	Fair	Carrying	Fair
		Rates		amount	Costs	Amount (a)	Value	Amount (a)	Value	Amount (a)	Value
Corporate revolving credit facility	(i)	Variable		$-	$-	$-	$-	$-	$-	$-	$-
Senior convertible notes	(iii)	1.75%		420.7	-	420.7	457.3	390.9	450.5	363.2	403.1
Senior notes	(iv)	3.625	%-
		6.875%		992.7	(11.3)	981.4	986.1	-	-	-	-
Kupol project loan	(v)	Variable		200.0	(5.9)	194.1	194.1	-	-	158.4	157.9
Corporate term loan facility	(i)	Variable		22.7	(0.3)	22.4	22.3	56.8	57.1	92.0	92.6
Paracatu finance leases	(ii)	5.62%		12.8	-	12.8	13.1	22.3	23.2	31.8	32.2
Maricunga finance leases	(ii)	6.04%		-	-	-	-	-	-	0.2	0.2
Kettle River - Buckhorn finance lease	(ii)	7.70%		-	-	-	-	0.1	0.1	0.1	0.1
Crixás bank loan and other		Variable		1.7	-	1.7	1.7	$4.3	$4.3	7.1	7.1
				1,650.6	(17.5)	1,633.1	1,674.6	474.4	535.2	652.8	693.2
Less: current portion				(33.0)	0.3	(32.7)	(32.7)	(48.4)	(48.4)	(177.0)	(177.0)
Long-term debt				$1,617.6	$(17.2)	$1,600.4	$1,641.9	$426.0	$486.8	$475.8	$516.2

(a)	Includes transaction costs on debt financings.

Scheduled debt repayments

						2017 and
	2012	2013	2014	2015	2016	thereafter	Total
Corporate revolving credit facility	$-	$-	$-	$-	$-	$-	$-
Senior convertible notes	-	420.7	-	-	-	-	420.7
Senior notes	-	-	-	-	249.0	743.7	992.7
Kupol project loan	-	60.0	60.0	60.0	20.0	-	200.0
Corporate term loan facility	22.7	-	-	-	-	-	22.7
Paracatu finance leases	9.5	3.3	-	-	-	-	12.8
Crixás bank loan and other	0.8	0.7	0.2	-	-	-	1.7
Total debt payable	$33.0	$484.7	$60.2	$60.0	$269.0	$743.7	$1,650.6

i.	Corporate revolving credit and term loan facilities

In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan (corporate term loan facility) for the Paracatu property forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d’Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment to increase the availability under the facility to $1,200.0 million. The term of the facility was also extended from November 2012 to March 2015.

As at December 31, 2011, the Company had drawn $55.5 million (December 31, 2010 - $87.7 million, January 1, 2010 - $124.4 million) on the amended revolving credit facility, including drawings for the Paracatu term loan and $32.8 million (December 31, 2010 - $28.6 million, January 1, 2010 - $28.9 million) for letters of credit.

The amended revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,250.0 million and increasing by 50% of positive net income each quarter, starting with the quarter ending March 31, 2011, (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2011.

KINROSS GOLD 2011 ANNUAL REPORT    F105

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company’s net debt to EBITDA as defined in the agreement.

The Company’s current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.00:1. At this ratio, interest charges are as follows:

Type of credit	Credit facility
Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125.0 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River - Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. All other terms and conditions under this agreement remain the same. As at December 31, 2011, the amount outstanding under this facility was $135.1 million (December 31, 2010 - $135.1 million, January 1, 2010 - $96.4 million).

In addition, at December 31, 2011, the Company had approximately $41.0 million (December 31, 2010 -$11.5 million, January 1, 2010 - $15.8 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

ii.	Finance leases

As at December 31, 2011 and 2010 and January 1, 2010, the finance lease obligations are as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Future		Present	Future		Present	Future		Present
	Payments	Interest	value	payments	Interest	value	payments	Interest	value
Less than one year	10.0	0.5	9.5	10.7	1.1	9.6	11.4	1.7	9.7
Between one and five	3.4	0.1	3.3	13.3	0.5	12.8	23.8	1.4	22.4
Later than five years	-	-	-	-	-	-	-	-	-
	$13.4	$0.6	$12.8	$24.0	$1.6	$22.4	$35.2	$3.1	$32.1

The Company recorded interest expense related to the finance leases of $1.1 million and $1.6 million for the years ended December 31, 2011 and 2010 respectively. The cost of the assets and the accumulated depreciation related to the finance leases was $39.8 million and $20.2 million, respectively as at December 31, 2011 (December 31, 2010 - $39.8 million and $14.1 million, January 1, 2010 - $73.8 million and $24.1 million). The depreciation expense related to these assets in 2011 was $6.1 million (2010 - $8.4 million).

F106    KINROSS GOLD 2011 ANNUAL REPORT

iii.	Senior convertible notes

In January 2008, the Company completed a public offering of $460.0 million senior convertible notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder’s option, equivalent to a conversion price of $28.04 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of convertible notes, after payment of the commissions of the initial purchasers and expenses of the offering. The convertible notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible notes, (ii) the trading price of the convertible notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the convertible notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The convertible notes will also be convertible on and after December 15, 2027. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the convertible notes will have the right to require Kinross to repurchase the convertible notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest to the redemption date, if any.

iv.	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the ‘‘notes’’). The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

v.	Kupol project financing

The original Kupol project financing loan was repaid in full in December 2010.

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $204.8 million are pledged as security as part of the Kupol project financing.

As at December 31, 2011, cash of $34.0 million was restricted for payments related to this loan.

KINROSS GOLD 2011 ANNUAL REPORT    F107

14. PROVISIONS
	Reclamation
	and
	remediation
	obligations (i)	Other	Total
Balance at January 1, 2011 (a)	$555.4	$45.8	$601.2
Additions	70.3	2.0	72.3
Reductions	(52,1)	(11.2)	(63.3)
Reclamation spending	(12.1)	-	(12.1)
Accretion	21.4	-	21.4
Reclamation expenses	15.7	-	15.7
Balance at December 31, 2011	$598.6	$36.6	$635.2
Current portion	37.8	0.3	38.1
Non-current portion	560.8	36.3	597.1
	$598.6	$36.6	$635.2

(a)	The balance at January 1, 2011 has been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

i.	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation. The above table details the items that affect the reclamation and remediation obligations. The additions and reductions reflect changes in estimated costs, timing of expenditures and discount rates at individual sites.

Included in other operating costs for the year ended December 31, 2011 is a $15.7 million charge (December 31, 2010 - $6.2 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2012 and 2051. The discount rates used in estimating the site restoration cost obligation were between 0.1% and 11.1% for the year ended December 31, 2011 (December 31, 2010 - 0.3% and 12.6%), and the inflation rate used was between 1.4% and 5.6% for the year ended December 31, 2011 (December 31, 2010 - 1.7% and 6.1%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2011, letters of credit totaling $170.8 million (December 31, 2010 - $155.4 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with Export Development Canada and the revolving credit facility. The Company believes it is in compliance with all applicable requirements under these facilities.

F108    KINROSS GOLD 2011 ANNUAL REPORT

15. COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2011 and 2010 is as follows:

	Year ended		Year ended
	December 31, 2011		December 31, 2010
	Number of		Number of
	shares		shares
	(‘000’s)	Amount ($)	(‘000’s)	Amount ($)
Common shares
Balance at January 1,	1,133,295	$14,414.2	696,027	$6,377.4
Issued:
On acquisition of properties	223	3.8	-	-
On acquisition of Underworld	-	-	6,501	117.7
On acquisition of Dvoinoye	-	-	10,558	173.9
On acquisition of Red Back	-	-	416,358	7,678.3
Under employee share purchase plan	421	6.2	304	5.1
Under stock option and restricted share plan	1,405	26.2	1,152	20.8
Under Aurelian options	377	6.1	316	4.6
Under Bema options	22	0.3	11	0.1
Under Underworld options	28	0.6	214	3.8
Under Red Back options	1,850	35.6	1,632	30.1
Conversions:
Bema warrants	111	1.6	222	2.4
Balance, at end of period	1,137,732	$14,494.6	1,133,295	$14,414.2
Common share purchase warrants (a)
Balance at January 1,	50,262	$162.2	24,725	$1.9
On acquisition of Red Back	-	-	25,759	161.3
Conversion of warrants	(111)	(0.2)	(222)	(1.0)
Expiry of warrants	(4,697)	-	-	-
Balance, at end of period	45,454	$162.0	50,262	$162.2
Total common share capital and common share purchase warrants		$14,656.6		$14,576.4

(a)	Amount includes only the value of the U.S. dollar denominated warrants. Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 11).

i.	Dividends on common shares

The following summarizes dividends paid during the years ended December 31, 2011 and 2010. There were no dividends declared but unpaid at December 31, 2011.

	Per share	Total amount ($)
Dividends paid during the following periods:
Three months ended September 30, 2011	$0.06	$68.0
Three months ended March 31, 2011	$0.05	56.8
Total		$124.8

KINROSS GOLD 2011 ANNUAL REPORT    F109

	Per share	Total amount ($)
Dividends paid during the following periods:
Three months ended September 30, 2010	$0.05	$35.7
Three months ended March 31, 2010	$0.05	34.9
Total		$70.6

On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

ii.	Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)	Canadian dollar denominated common share purchase warrants
A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2011 is as follows:

	Share equivalents	Weighted average
	of warrants	exercise price
	(‘000’s)	(CDN$/warrant)
Balance at January 1, 2011	24,392	$30.17
Issued	-	-
Exercised	-	-
Expired	(4,697)	22.49
Balance at December 31, 2011	19,695	$32.00

These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 11).

The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2011:

Canadian dollar denominated common share purchase warrants

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual life
Exercise price	(000’s) (a)	(CDN$)	(years)
$32.00	19,695	32.00	1.68
Outstanding at December 31, 2011	19,695	$32.00	1.68

(a)	Represents share equivalents of warrants.

F110    KINROSS GOLD 2011 ANNUAL REPORT

(b)	U.S. dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2011 is as follows:

		Weighted
	Share equivalents	average
	of warrants	exercise price
	(‘000’s)	($/warrant)
Balance at January 1, 2011	25,870	$21.26
Issued	-	-
Exercised	(111)	12.89
Balance at December 31, 2011	25,759	$21.30

The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2011:

US $ denominated common share purchase warrants

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual life
Exercise Price	(000’s) (a)	(US$)	(years)
$21.30	25,759	$21.30	2.72
Outstanding at December 31, 2011	25,759	$21.30	2.72

(a)	Represents share equivalents of warrants.

16. SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2011 and 2010 was as follows:

	Year ended December 31,
	2011	2010
Stock option plan expense (i)	10.8	10.8
Employer portion of stock purchase plan (v)	2.1	1.4
Restricted share plan expense, including restricted performance share plan ((ii) and (iii))	22.7	19.7
Deferred share units expense (iv)	0.9	0.6
Total share-based compensation	$36.5	$32.5

i.          Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of seven years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2011 expire at various dates to 2018. As at December 31, 2011, 9,207,566 common shares, in addition to those outstanding at year end, were available for granting of options.

KINROSS GOLD 2011 ANNUAL REPORT    F111

The summary of the status of the stock option plan and changes during the years ended December 31, 2011 and 2010 are as follows:

	Canadian $ denominated options
	2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(000’s)	(CDN$)	(000’s)	(CDN$)
Balance at January 1	15,246	$14.86	7,192	$18.80
On acquisition of Red Back	-	-	8,726	8.55
On acquisition of Underworld	-	-	420	5.69
Granted	2,006	16.09	1,575	19.14
Exercised	(2,607)	8.76	(2,446)	4.54
Forfeited	(690)	20.05	(221)	20.78
Expired	(227)	20.08	-	-
Outstanding at end of period	13,728	$15.85	15,246	$14.86

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2011:

		Options outstanding			Options exercisable
			Weighted	Average		Weighted	Average
			average	remaining		average	remaining
		Number of	exercise	contractual	Number of	exercise	contractual
Exercise price range in		options	price	life	options	price	life
Canadian dollars:		(000’s)	(CDN$)	(years)	(000’s)	(CDN$)	(years)
$3.55	$4.22	1,292	$3.81	2.05	1,292	$3.81	2.05
4.23	9.53	1,721	7.32	2.85	1,721	7.32	2.85
9.54	14.31	907	13.55	1.77	815	13.47	1.25
14.32	21.48	6,505	16.78	3.84	3,748	16.43	2.89
21.49	26.42	3,303	23.81	1.05	3,005	23.82	0.95
		13,728	$15.85	2.74	10,581	$15.28	2.10

The following weighted average assumptions were used in computing the fair value of stock options granted during the years ended December 31, 2011 and 2010:

	2011	2010
Black-Scholes weighted-average assumptions
Weighted average share price (CDN$)	$16.09	$19.14
Expected dividend yield	0.63%	0.52%
Expected volatility	38.8%	49.9%
Risk-free interest rate	2.6%	1.7%
Estimated forfeiture rate	3.0%	3.0%
Expected option life in years	4.5	3.5
Weighted average fair value per stock option granted (CDN$)	$5.45	$7.01

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

F112    KINROSS GOLD 2011 ANNUAL REPORT

ii.        Restricted share unit plan

The Company has a RSU plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 20.0 million.

A summary of the status of the restricted share unit plan and changes during the years ended December 31, 2011, 2010, are as follows:

Restricted share unit plan

	2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	units	exercise price	units	exercise price
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance, January 1	2,132	$20.44	1,856	$21.42
Granted	1,765	15.88	1,335	18.98
Reinvested	19	17.82	12	20.42
Redeemed	(1,037)	20.83	(878)	20.29
Forfeited	(325)	17.97	(193)	20.45
Outstanding at end of period	2,554	$17.43	2,132	$20.44

iii.       Restricted performance share unit plan

In 2009, the Company implemented a RPSU plan. The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain criteria established by the Company.

A summary of the status of the restricted performance share unit plan and changes during the years ended December 31, 2011 and 2010 are as follows:

Restricted performance share unit plan

	2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	units	exercise price	units	exercise price
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance, January 1	223	$19.94	42	$23.74
Granted	394	16.07	214	19.23
Reinvested	4	17.51	2	19.97
Redeemed	(38)	18.31	-	-
Forfeited	(35)	17.87	(35)	20.14
Outstanding at end of period	548	$17.38	223	$19.94

KINROSS GOLD 2011 ANNUAL REPORT    F113

iv.        Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs, and an outside director who has exceeded a minimum DSU/common share ownership requirement may elect to receive cash for all or any portion of the compensation otherwise payable in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

	Year ended December 31,
	2011	2010
DSUs granted (000’s)	61	37
Weighted average grant-date fair value per unit (CDN$)	$14.02	$18.44

There were 315,002 DSUs outstanding, for which the Company had recognized a liability of $3.6 million, as at December 31, 2011 ($4.8 million at December 31, 2010).

v.         Employee share purchase plan

The Company has an Employee Share Purchase Plan whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees’ contributions. The Company issues common shares equal to the employees’ contributions and the Company’s contribution from treasury each quarter. The common shares are purchased based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	Year ended December 31,
	2011	2010
Common shares issued (000’s)	421	304
Average price of shares issued ($/unit)	$14.71	$18.01

F114    KINROSS GOLD 2011 ANNUAL REPORT

17. EARNINGS PER SHARE

Earnings per share (“EPS”) has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

	Year ended December 31,
(Number of common shares in thousands)	2011	2010
Basic weighted average shares outstanding:	1,135,999	824,545
Weighted average shares dilution adjustments:
Stock options (a)	-	2,212
Restricted shares	-	2,151
Performance shares	-	223
Common share purchase warrants (a)	-	78
Diluted weighted average shares outstanding	1,135,999	829,209
Weighted average shares dilution adjustments - exclusions: (b)
Stock options	10,293	5,876
Restricted shares	2,602	-
Performance shares	503	-
Common share purchase warrants	48,680	50,152
Convertible notes	16,405	25,960

(a)
Dilutive stock options and warrants were determined using the Company’s average share price for the period. For the years ended December 31, 2011 and 2010 the average share price used was $15.45 and $17.72, respectively.

(b)	These adjustments were excluded, as they were anti-dilutive.

18. INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Year ended December 31,
	2011	2010
Current tax expense
Current period	$399.3	$351.8
Adjustment for prior period	3.1	20.4
Deferred tax expense
Origination and reversal of temporary differences	126.5	26.4
Impact of changes in tax rate	(8.6)	0.1
Change in unrecognized deductible temporary differences	-	(22.4)
Recognition of previously unrecognized tax losses	(9.5)	(43.5)
	$510.8	$332.8

KINROSS GOLD 2011 ANNUAL REPORT    F115

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2011	2010
Combined statutory income tax rate	28.3%	31.0%
Increase (decrease) resulting from:
Mining taxes	(0.8%)	0.8%
Resource allowance and depletion	0.5%	(0.5%)
Difference in foreign tax rates and FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	(14.6%)	0.2%
Benefit of losses not recognized	(1.7%)	2.1%
Recognition of tax attributes not previously benefited	1.6%	(5.4%)
Under (over) provided in prior periods	0.7%	1.3%
Impairment of property, plant and equipment	0.0%	5.2%
Income not subject to tax	3.8%	(13.0%)
Effect of non-deductible goodwill impairment	(48.9%)	0.0%
Taxes on repatriation of foreign earnings	(3.2%)	2.2%
Other	0.3%	3.7%
Effective tax rate	(34.0%)	27.6%

i.	Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31,	December 31,	January 1,
	2011	2010	2010
Deferred tax assets
Accrued expenses and other	$105.9	$106.4	$62.8
Reclamation and remediation obligations	133.4	121.3	53.7
Inventory capitalization	5.3	8.3	4.5
Non-capital loss carryforwards	0.7	24.4	28.0
	245.3	260.4	149.0
Deferred tax liabilities
Accrued expenses and other	14.5	54.7	41.8
Property, plant and equipment	1,061.6	984.0	340.1
Inventory capitalization	26.4	20.6	1.4
Deferred tax liabilities - net	$857.2	$798.9	$234.3

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	2011	2010
Balance at the beginning of the year	$798.9	$234.3
Recognized in profit/loss	108.4	(39.4)
Recognized in OCI	(34.3)	4.3
Acquired in business combinations		598.5
Other	(15.8)	1.2
Balance at the end of the year	$857.2	$798.9

F116    KINROSS GOLD 2011 ANNUAL REPORT

ii.	Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2011 is $9.9 billion (December 31, 2010 - $12.8 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2011	2010
Deductible temporary differences	$102.0	$115.9
Tax losses	118.1	129.3

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

iii.	Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$141.5	2012 - 2031
United States (a)	Net operating losses	28.6	2012 - 2031
Chile	Net operating losses	155.3	No expiry
Mexico	Net operating losses	15.9	2020 - 2022
Barbados	Net operating losses	752.2	2012 - 2020
Other	Net operating losses	72.5	2021

(a)	Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

19. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team. Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. There are no material intersegment transactions. Finance income, finance expense, other income (expense), and equity in losses of associates are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

KINROSS GOLD 2011 ANNUAL REPORT    F117

i.	Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments										Non-operating segments (a)
For the year ended December 31, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (d)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (c)(d)	Total
Revenue
Metal sales	$454.0	295.0	709.7	255.4	364.7	100.8	761.1	279.4	308.9	414.3	-	-	3,943.3
Cost of sales
Production cost of sales	199.1	129.2	323.9	145.5	105.5	50.3	247.8	74.9	138.2	182.0	-	-	1,596.4
Depreciation, depletion and amortization	57.6	28.7	60.7	28.5	19.2	13.3	123.5	80.9	63.5	95.5	-	6.0	577.4
Impairment charges	-	-	-	-	-	-	-	-	2,490.1	447.5	-	-	2,937.6
Total cost of sales	256.7	157.9	384.6	174.0	124.7	63.6	371.3	155.8	2,691.8	725.0	-	6.0	5,111.4
Gross profit (loss)	$197.3	137.1	325.1	81.4	240.0	37.2	389.8	123.6	(2,382.9)	(310.7)	-	(6.0)	(1,168.1)
Other operating costs (income)	1.3	0.9	8.2	4.3	0.5	2.3	0.8	(0.4)	12.2	1.2	-	33.1	64.4
Exploration and business development	6.9	0.6	0.1	9.2	0.3	1.9	8.9	8.9	24.8	4.7	3.9	66.2	136.4
General and administrative	-	-	0.7	-	-	-	0.3	-	0.1	-	0.2	172.3	173.6
Operating earnings (loss)	$189.1	135.6	316.1	67.9	239.2	33.0	379.8	115.1	(2,420.0)	(316.6)	(4.1)	(277.6)	(1,542.5)
Other income - net													101.8
Equity in losses of associates													(2.3)
Finance income													6.9
Finance expense													(66.1)
Earnings (loss) before taxes													$(1,502.2)

	Operating segments										Non-operating segments (a)
For the year ended December 31, 2010:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (d)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Cerro Casale (b)	Corporate and other (c)(d)	Total
Revenue
Metal sales	$432.9	227.5	597.8	250.5	187.5	94.7	781.8	242.6	78.0	116.8	-	-	-	$3,010.1

Cost of sales
Production cost of sales	189.6	115.4	261.0	132.0	115.9	37.5	236.2	64.7	45.1	51.6	-	-	-	1,249.0
Depreciation, depletion and amortization	61.9	20.0	63.1	47.6	15.3	18.1	154.9	93.8	24.0	48.0	0.6	-	4.2	551.5
Total cost of sales	251.5	135.4	324.1	179.6	131.2	55.6	391.1	158.5	69.1	99.6	0.6	-	4.2	1,800.5
Gross profit	$181.4	92.1	273.7	70.9	56.3	39.1	390.7	84.1	8.9	17.2	(0.6)	-	(4.2)	1,209.6
Other operating costs (income)	-	(0.3)	2.6	0.2	1.6	0.3	0.9	(2.6)	0.2	0.2	(0.2)	-	13.2	16.1
Exploration and business development	3.0	0.7	-	3.6	-	0.1	2.8	7.1	23.2	0.9	292.3	-	66.9	400.6
General and administrative	-	-	-	-	-	-	0.2	-	-	-	0.7	-	143.1	144.0
Operating earnings (loss)	$178.4	91.7	271.1	67.1	54.7	38.7	386.8	79.6	(14.5)	16.1	(293.4)	-	(227.4)	648.9
Other income - net														614.3
Equity in losses of associates														(1.9)
Finance income														5.8
Finance expense														(62.2)
Earnings before taxes														$1,204.9

(a)	Non-operating segments include development properties.

(b)	As of March 31, 2010, Cerro Casale was reclassified to investments in associates.

(c)	Includes corporate, shutdown and other non-operating assets (including Lobo-Marte, and White Gold).

(d)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

F118    KINROSS GOLD 2011 ANNUAL REPORT

	Operating segments										Non-operating segments (a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (e)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (c)(e)	Total
Property, plant and equipment at:
December 31, 2011	$394.8	203.4	1,586.0	162.2	490.8	94.9	1,076.9	171.2	2,370.6	1,210.3	638.2	560.1	8,959.4
Total assets at:
December 31, 2011	$547.1	311.8	1,884.8	475.4	870.6	163.2	1,937.0	207.5	4,930.6	1,922.6	647.4	2,610.8	16,508.8
Capital expenditures for year ended
December 31, 2011	$103.5	48.2	339.4	64.6	149.3	22.3	195.9	13.4	469.2	94.3	90.7	60.7	1,651.5

	Operating segments										Non-operating segments (a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (e)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Cerro Casale (b)	Corporate and other (d)(e)	Total
Property, plant and equipment at:
December 31, 2010	$328.1	177.7	1,293.7	178.9	361.4	79.6	999.9	229.6	1,970.8	1,226.1	546.7	-	492.1	7,884.6
January 1, 2010	295.2	160.9	1,130.1	188.6	313.9	70.9	695.2	306.2	-	-	799.2	544.2	332.3	4,836.7
Total assets at:
December 31, 2010	$487.6	285.8	1,608.7	483.3	627.0	150.0	1,729.3	269.5	6,717.7	2,275.1	558.6	-	2,602.6	17,795.2
January 1, 2010	441.8	262.3	1,359.1	463.2	560.1	139.0	1,399.5	343.0	-	-	804.6	914.6	1,189.1	7,876.3
Capital expenditures for year ended
December 31, 2010	$81.9	30.7	169.5	28.0	73.1	25.5	67.3	9.2	54.2	13.6	38.8	4.0	32.5	628.3

(a)	Non-operating segments include development properties.

(b)	As of March 31, 2010, Cerro Casale was reclassified to investments in associates.

(c)	Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte, and White Gold).

(d)	Includes corporate, shutdown and other non-operating assets (including Lobo-Marte, and White Gold).

(e)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

ii.	Geographic segments

Metal sales and Property, plant and equipment by geographical region:

	Metal sales		Property, plant and equipment
					As at
	Year ended December 31,		As at December 31,		January 1,
	2011	2010	2011	2010	2010
Geographic information (a)
United States	$1,028.4	$903.0	$771.8	$738.5	$762.4
Russian Federation	761.1	781.8	1,076.9	999.9	695.2
Brazil	810.5	692.5	1,681.1	1,373.4	1,201.0
Chile	620.1	438.0	1,022.6	869.4	1,342.8
Mauritania	308.9	78.0	2,378.0	1,973.5	-
Ghana	414.3	116.8	1,230.2	1,231.6	-
Ecuador		-	638.2	546.7	799.3
Canada		-	160.6	151.6	35.7
Other		-	-	-	0.3
Total	$3,943.3	$3,010.1	$8,959.4	$7,884.6	$4,836.7

(a)	Geographic location is determined based on location of the mining assets.

KINROSS GOLD 2011 ANNUAL REPORT    F119

iii.	Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

								Kettle
For the year ended	Fort	Round		La				River-
December 31, 2011:	Knox	Mountain	Paracatu	Coipa	Maricunga	Crixás	Kupol	Buckhorn	Tasiast	Chirano	Total
Customer
1	$134.4	87.3	212.5	95.0	12.4	34.4	482.7	82.7	131.9	148.0	$1,421.3
2	-	-	-	-	-	-	521.9	-	-	-	$521.9
% of total metal sales											1,943.2
											49.3%

								Kettle
For the year ended	Fort	Round		La				River-
December 31, 2010:	Knox	Mountain	Paracatu	Coipa	Maricunga	Crixás	Kupol	Buckhorn	Tasiast	Chirano	Total
Customer
1	$145.0	76.2	239.3	45.7	-	-	547.9	81.3	17.3	-	$1,152.7
2	3.7	2.0	160.5	185.1	-	-	-	2.1	-	-	353.4
3	-	-	-	-	-	-	353.1	-	-	-	$353.1
% of total metal sales											1,859.2
											61.8%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

20. COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $5.1 million, $4.9 million, $4.7 million, $4.5 million and $4.5 million for each year from 2012 to 2016, respectively, and $15.3 million thereafter.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

F120    KINROSS GOLD 2011 ANNUAL REPORT

Other

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

The Company has become aware that certain law firms in the United States have announced that they are investigating Kinross in connection with potential violation of United States Securities laws. No proceedings have been commenced to date, however the Company may become subject to proceedings in the future.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews; disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

21. RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2011 and 2010 other than compensation of key management personnel.

i.	Key management personnel

Compensation of key management personnel of the Company:

	Year ended
	December 31,	December 31,
	2011	2010
Cash compensation - Salaries, short term incentives, and other benefits	$15.9	$11.7
Long term incentives, including share-based payments	12.3	13.6
Termination and post retirement benefits	6.7	6.7
Total compensation paid to key management personnel	$34.9	$32.0

Key management personnel is defined as the Senior Leadership Team and members of the Board of Directors.

22. TRANSITION TO IFRS

The Company’s financial statements for the year ending December 31, 2011 are the first annual consolidated financial statements to comply with IFRS. The adoption of IFRS has not materially changed the Company’s overall cash flows or operations; however, it has resulted in certain differences in recognition, measurement and disclosure as compared to CDN GAAP.

In preparing these financial statements and the disclosures included in these financial statements, all comparative amounts have been restated to comply with IFRS, except where the Company has applied the optional exceptions and mandatory exemptions under IFRS 1. The Company has reconciled the following financial statements as prepared under CDN GAAP to those prepared under IFRS:

●	Consolidated balance sheets as at January 1, 2010 and December 31, 2010.

●	Consolidated shareholders’ equity as at January 1, 2010 and December 31, 2010.

KINROSS GOLD 2011 ANNUAL REPORT    F121

●	Consolidated statements of operations for the year ended December 31, 2010.

●	Consolidated statements of comprehensive income for the year ended December 31, 2010.

The adoption of IFRS did not have a material impact on the Company’s consolidated statements of cash flows under IFRS as compared to CDN GAAP. Certain cash flows, however, were reclassified.

For the year ended December 31, 2010, net operating cash flows under IFRS increased by $33.8 million. Cash flows provided from investing activities decreased by $18.1 million, and cash flows used in financing activities increased by $15.7 million. The decrease in cash provided from investing activities resulted from the capitalization of $76.7 million of exploration and evaluation costs under IFRS, partially offset by $12.1 million in borrowing costs and $41.5 million in transaction costs related to the Red Back acquisition that were capitalized under CDN GAAP but expensed under IFRS, and $5.0 million of interest received during the period which was included in operating cash flows under CDN GAAP and investing cash flows under IFRS. The increase in cash flows used in financing activities resulted from the reclassification of $15.7 million of interest paid during the period which was included in operating cash flows under CDN GAAP.

i.	Mandatory exceptions

Mandatory exceptions applicable to the Company are as follows:

	(a)	Hedge accounting

Hedge accounting can only be applied to those transactions that satisfy conditions under IAS 39 at the transition date. Transactions entered into before the transition date are not permitted to be retrospectively designated as hedges if they did not meet the conditions for hedge accounting in IAS 39. All hedging relationships to which the Company applied hedge accounting under CDN GAAP also qualify for hedge accounting under IFRS at the transition date. As a result, hedge accounting has been applied under IFRS to the same relationships as it was applied to under CDN GAAP.

	(b)	Estimates

Estimates made at the transition date under CDN GAAP must be consistent with estimates made under IFRS unless they require adjustment to reflect a revised accounting policy. At the transition date, hindsight has not been used to create or revise estimates.

ii.	Optional exemptions

The significant optional exemptions elected and applied by the Company are as follows:

	(a)	Business combinations

Business combinations that occurred prior to the transition date have not been restated. Business combinations that occurred during the year ended December 31, 2010 have been restated to comply with IFRS 3 “Business Combinations”. The impact of the restatement of business combinations is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

	(b)	Provision for reclamation and remediation

The provision for reclamation and remediation (decommissioning liability) as at the transition date has been measured in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. The Company estimated the amount that would have been included in the cost of the related asset when the liability first arose by discounting the liabilities to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for the liabilities over periods prior to the transition date. Accumulated depreciation on the cost at the transition date was determined using the UOP depreciation method based on the current estimate of the life of mine and the recoverable ounces to be mined from estimated proven and probable reserves. The impact of the restatement of the provision for reclamation and remediation is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

F122    KINROSS GOLD 2011 ANNUAL REPORT

	(c)	Borrowing costs

IAS 23 “Borrowing Costs” has been applied prospectively from the transition date. As a result, the carrying value at the transition date of previously capitalized borrowing costs, as determined under CDN GAAP, has been reversed with an adjustment to opening accumulated deficit and property, plant and equipment. The impact of the restatement of borrowing costs is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

iii.	Reconciliations between CDN GAAP and IFRS

The following reconciliations summarize the impact on the Company’s CDN GAAP financial statements as a result of adopting IFRS. Explanations of the impact of the adjustments are provided in the explanatory notes following the reconciliations.

KINROSS GOLD 2011 ANNUAL REPORT    F123

Reconciliation of Consolidated Balance Sheet at January 1, 2010

			IFRS	Re-
CDN GAAP Accounts	Reference	CDN GAAP	adjustments	classifications	IFRS	IFRS Accounts

				Note (a)
Assets						Assets
Current assets						Current assets
Cash, cash equivalents and short-term investments		$632.4	$-	$(35.0)	$597.4	Cash and cash equivalents
Restricted Cash		24.3	-	-	24.3	Restricted cash
			-	35.0	35.0	Short term investments
Accounts receivable and other assets		135.5	-	-	135.5	Accounts receivable and other assets
Inventories		554.4	-	-	554.4	Inventories
Unrealized fair value of derivative assets		44.3	-	-	44.3	Unrealized fair value of derivative assets
		1,390.9	-	-	1,390.9
						Non-current assets
Property, plant and equipment	(e)(f)(g)(h)(k)	4,989.9	(153.2)	-	4,836.7	Property, plant and equipment
Goodwill		1,179.9	-	-	1,179.9	Goodwill
Long-term investments	(m)	292.2	16.3	(150.7)	157.8	Long-term investments
		-	-	150.7	150.7	Investments in associates and Working Interest
Unrealized fair value of derivative assets		1.9	-	-	1.9	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		158.4	-	-	158.4	Deferred charges and other long-term assets
		$8,013.2	$(136.9)	$-	$7,876.3
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	(j)	$312.9	$(0.9)	$(24.4)	$287.6	Accounts payable and accrued liabilities
		-	-	24.4	24.4	Current tax payable
Current portion of long-term debt		177.0	-	-	177.0	Current portion of long-term debt
Current portion of reclamation and remediation obligations		17.1	-	-	17.1	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(d)	131.0	83.6	-	214.6	Current portion of unrealized fair value of derivative liabilities
		638.0	82.7	-	720.7
						Non-current liabilities
Long-term debt	(c)	515.2	(39.4)	-	475.8	Long-term debt
	(e)(n)	-	169.0	279.5	448.5	Provisions
	(c)	-	77.2	212.8	290.0	Unrealized fair value of derivative liabilities
Other long-term liabilities		543.0	-	(492.3)	50.7	Other long-term liabilities
Future income and mining taxes	(e)(f)(g)(h)(i)(k)(n)	624.6	(390.3)	-	234.3	Deferred tax liabilities
		2,320.8	(100.8)	-	2,220.0
Non-controlling interest		132.9	-	(132.9)	-
						Equity
Common shareholders’ equity						Common shareholders’ equity
Common share capital and common share purchase warrants	(d)	6,448.1	(68.8)	-	6,379.3	Common share capital and common share purchase warrants
Contributed surplus	(c)(j)	169.6	(62.2)	-	107.4	Contributed surplus
Accumulated deficit		(838.1)	97.5	-	(740.6)	Accumulated deficit
Accumulated other comprehensive loss	(n)	(220.1)	1.7	-	(218.4)	Accumulated other comprehensive loss
		5,559.5	(31.8)	-	5,527.7
	(e)(f)(g)		(4.3)	132.9	128.6	Non-controlling interest
		5,559.5	(36.1)	132.9	5,656.3
		$8,013.2	$(136.9)	$-	$7,876.3

F124    KINROSS GOLD 2011 ANNUAL REPORT

Reconciliation of Consolidated Balance Sheet at December 31, 2010

CDN GAAP Accounts	Reference	CDN GAAP	Opening balance sheet adjustments	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts
					Note (a)
Assets							Assets
Current assets							Current assets
Cash, cash equivalents and short-term investments		$1,466.6	$-	$-	$-	$1,466.6	Cash and cash equivalents
Restricted cash		2.1	-	-	-	2.1	Restricted cash
Accounts receivable and other assets		329.4	-	-	-	329.4	Accounts receivable and other assets
Inventories	(b)	737.0	-	(5.4)	-	731.6	Inventories
Unrealized fair value of derivative assets		133.4	-	-	-	133.4	Unrealized fair value of derivative assets
		2,668.5	-	(5.4)	-	2,663.1
							Non-current assets
Property, plant and equipment	(b)(e)(f)(g)(h)(k)	6,911.5	(153.2)	1,126.3	-	7,884.6	Property, plant and equipment
Goodwill	(b)	5,980.0	-	377.9	-	6,357.9	Goodwill
Long-term investments	(m)	629.9	16.3	(16.3)	(426.1)	203.8	Long-term investments
	(l)		-	41.4	426.1	467.5	Investments in associates and Working Interest
Unrealized fair value of derivative assets		2.6	-	-	-	2.6	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		204.6	-	-	-	204.6	Deferred charges and other long-term assets
	(i)		-	11.1	-	11.1	Deferred tax assets
		$16,397.1	$(136.9)	$1,535.0	$-	$17,795.2
Liabilities							Liabilities
Current liabilities							Current liabilities
Accounts payable and accrued liabilities	(b)(i)(j)	$496.6	$(0.9)	$(10.5)	$(76.2)	$409.0	Accounts payable and accrued liabilities
	(i)		-	11.4	76.2	87.6	Current tax payable
Current portion of long-term debt		48.4	-	-	-	48.4	Current portion of long-term debt
Current portion of reclamation and remediation obligations	(e)	23.1	-	0.3	-	23.4	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(d)	359.3	83.6	(35.2)	-	407.7	Current portion of unrealized fair value of derivative liabilities
		927.4	82.7	(34.0)	-	976.1
							Non-current liabilities
Long-term debt	(c)	454.6	(39.4)	10.8	-	426.0	Long-term debt
	(b)(e)(n)		169.0	37.0	371.8	577.8	Provisions
							Unrealized fair value of
	(c)		77.2	(38.3)	58.1	97.0	derivative liabilities
Other long-term liabilities	(b)	532.4	-	12.5	(429.9)	115.0	Other long-term liabilities
Future income and mining taxes	(b)(e)(f)(g)(h)(i)(k)(l)(n)	883.8	(390.3)	316.5	-	810.0	Deferred tax liabilities

		2,798.2	(100.8)	304.5	-	3,001.9
Non-controlling interest		198.4	-	-	(198.4)	-
							Equity
Common shareholders’ equity							Common shareholders’ equity

Common share capital and common share purchase warrants	(b)(j)	13,468.6	(68.8)	1,176.6	-	14,576.4	Common share capital and common share purchase warrants
Contributed surplus	(b)(j)	231.7	(62.2)	16.0	-	185.5	Contributed surplus
Accumulated deficit		(137.1)	97.5	(11.9)	-	(51.5)	Accumulated deficit
Accumulated other comprehensive loss	(m)(n)	(162.7)	1.7	(18.3)	-	(179.3)	Accumulated other comprehensive loss
		13,400.5	(31.8)	1,162.4	-	14,531.1
	(b)(e)(f)(g)		(4.3)	68.1	198.4	262.2	Non-controlling interest
		13,400.5	(36.1)	1,230.5	198.4	14,793.3
		$16,397.1	$(136.9)	$1,535.0	$-	$17,795.2

KINROSS GOLD 2011 ANNUAL REPORT     F125

Reconciliation of Consolidated Shareholders’ Equity

		As at
		December 31,	January 1,
	Reference	2010	2010
Common shareholders’ equity under Canadian GAAP		$13,400.5	$5,559.5
Differences increasing (decreasing) reported
shareholder’s equity:
Business combinations	(b)	1,347.1	-
Convertible notes	(c)	27.5	(37.8)
Warrants	(d)	35.2	(83.6)
Provision for reclamation and remediation	(e)	2.0	(59.0)
Borrowing costs	(f)	(4.0)	(38.8)
Exploration and evaluation	(g)	62.4	63.1
Deferred tax on asset acquisitions	(h)	(39.9)	(26.7)
Income taxes	(i)	12.4	131.4
Share-based payments	(j)	(0.9)	0.9
Impairment of Property, plant and equipment	(k)	(297.5)	6.8
Interest in joint ventures	(l)	34.4	-
Investment in associates	(m)	(16.3)	16.3
Other	(n)	-	(4.4)
IFRS adjustments		1,162.4	(31.8)
Impact of January 1, 2010 IFRS adjustments		(31.8)	-
Equity attributed to common shareholders		14,531.1	5,527.7
Non-controlling interests	(b)(e)(f)(g)	262.2	128.6
Equity under IFRS		$14,793.3	$5,656.3

F126    KINROSS GOLD 2011 ANNUAL REPORT

Reconciliation of Consolidated Statement of Operations for the year ended December 31, 2010

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re-classifications	IFRS	IFRS Accounts
				Note (a)
Revenue						Revenue
Metal sales		$3,010.1	$-	$-	$3,010.1	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes accretion and reclamation, depreciation, depletion and amortization)	(b)(i)	1,255.4	(6.4)		1,249.0	Production cost of sales
Accretion and reclamation expense		29.0	-	(29.0)	-
Depreciation, depletion and amortization	(b)(e)(f)(g)(k)	517.5	34.0	-	551.5	Depreciation, depletion and amortization
			27.6	(29.0)	1,800.5	Total Cost of sales
		1,208.2	(27.6)	29.0	1,209.6	Gross Profit
Other operating costs	(a)(e)(g)	53.8	(45.8)	8.1	16.1	Other operating costs
Exploration and business development	(g)(k)	142.7	257.9	-	400.6	Exploration and business development
General and administrative	(j)	144.5	(0.5)	-	144.0	General and administrative
Operating earnings		867.2	(239.2)	20.9	648.9	Operating earnings
Other income (expense) - net	(b)(c)(d)(i)(l)	293.0	295.2	26.1	614.3	Other income (expense) - net
	(m)		2.0	(3.9)	(1.9)	Equity in losses of
						associates
			-	5.8	5.8	Finance income
	(b)(c)(e)(f)		(15.6)	(46.6)	(62.2)	Finance expense
Earnings before taxes and other items		1,160.2	42.4	2.3	1,204.9	Earnings before taxes
Income and mining taxes expense - net	(b)(e)(f)(g)(h)(i)(k)(l)	(275.4)	(51.2)	(6.2)	(332.8)	Income tax expense - net
Equity in losses of associated companies		(3.9)	-	3.9	-
Non-controlling interest		(109.3)	-	109.3	-
Net earnings		$771.6	$(8.8)	$109.3	$872.1	Net earnings
	(b)(e)(f)(g)		$3.1	$109.3	$112.4	Attributed to non-controlling interest
					$759.7	Attributed to common shareholders
Earnings per share						Earnings per share
Basic		$0.94			$0.92	Basic
Diluted		$0.93			$0.92	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		824.5			824.5	Basic
Diluted		829.2			829.2	Diluted

KINROSS GOLD 2011 ANNUAL REPORT     F127

Reconciliation of Consolidated Statement of Comprehensive Income for the year ended December 31, 2010

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts
				Note (a)
Net earnings		$771.6	$(8.8)	$109.3	$872.1	Net earnings
Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Change in fair value of investments	(m)	331.4	(18.3)	-	313.1	Change in fair value of investments
Accumulated OCI related to investments sold		(70.8)	-	-	(70.8)	Accumulated OCI related to investments sold
Reclassification of accumulated OCI related to the investment in Red Back		(209.3)	-	-	(209.3)	Reclassification of accumulated OCI related to the investment in Red Back
Reclassification of accumulated OCI related to the investment in Underworld		(7.4)	-	-	(7.4)	Reclassification of accumulated OCI related to the investment in Underworld
Change in fair value of derivative financial instruments designated as cash flow hedges		(75.2)	-	-	(75.2)	Change in fair value of derivative financial instruments designated as cash flow hedges
Accumulated OCI related to derivatives settled		88.7	-	-	88.7	Accumulated OCI related to derivatives settled
		57.4	(18.3)	-	39.1
Total comprehensive income		$829.0	$(27.1)	$109.3	$911.2	Total comprehensive income
					$112.4	Attributed to non-controlling interest
					$798.8	Attributed to common shareholders

iv.	Explanatory notes

	(a)	Reclassifications

The following items have been reclassified from their presentation under CDN GAAP to conform to the presentation under IFRS:

Consolidated balance sheets:

●
Cash and cash equivalents is separately disclosed under IFRS; therefore, short-term investments which were grouped with cash and cash equivalents under CDN GAAP have been reclassified to short-term investments, where applicable;

● Current tax payable is now presented on the face of the consolidated balance sheets, reclassified from accounts payable and accrued liabilities;

●
Investments accounted for using the equity method under CDN GAAP are defined as associates under IFRS and have been reclassified from long-term investments to investments in associates and Working Interest;

● Non-current portion of unrealized fair value of derivative liabilities have been reclassified from other long-term liabilities to a separate line item;

F128    KINROSS GOLD 2011 ANNUAL REPORT

	•	Reclamation and remediation obligations, current and long-term portions, have been reclassified to provisions; and

	•	Non-controlling interest has been reclassified to equity.

Consolidated statements of operations:

	•	Accretion and interest expenses, other than those related to income taxes, included in other income (expense) under CDN GAAP are considered finance expense and have been reclassified as such;

	•	Reclamation expenses included in accretion and reclamation expense under CDN GAAP have been reclassified to production cost of sales, where applicable;

	•	Interest, penalties and foreign exchange on income taxes included in other income (expense) under CDN GAAP has been reclassified to income tax expense - net;

	•	Interest income included in other income (expense) under CDN GAAP has been reclassified to finance income; and

	•	Non-controlling interest has been eliminated as a line item to arrive at net income as IFRS requires net earnings to be attributed to common shareholders and non-controlling interests.

(b)	Business combinations

On September 17, 2010, the Company completed the acquisition of all of the issued and outstanding shares of Red Back that it did not previously own. As disclosed in Note 6(iii), during the second quarter of 2011, the Company finalized the purchase price allocation in respect of the acquisition of Red Back. The consideration paid and the purchase price allocation for the acquisition of Red Back as previously reported under CDN GAAP and as finalized under IFRS are presented below.

		Preliminary		Final
Red Back Purchase Price	Reference	CDN GAAP	Adjustment	IFRS
Common shares issued (416.4 million)	(i)	$6,549.3	$1,129.0	$7,678.3
Fair value of warrants issued (25.8 million)	(i)	117.7	43.6	161.3
Fair value of options issued (8.7 million)	(i)	69.8	21.4	91.2
Shares previously acquired	(ii)	580.3	209.3	789.6
Acquisition costs	(iii)	41.5	(41.5)	-
Total Purchase Price		7,358.6	1,361.8	8,720.4

KINROSS GOLD 2011 ANNUAL REPORT    F129

		Preliminary		Final
Red Back Purchase Price Allocation	Reference	CDN GAAP	Adjustment	IFRS
Cash and cash equivalents		$742.6	$-	$742.6
Accounts receivable and other assets		27.0	-	27.0
Inventories	(vii)	115.2	(3.4)	111.8
Property, plant and equipment (including mineral interests)	(iv)	1,765.8	1,439.6	3,205.4
Accounts payable and accrued liabilities	(vii)	(103.4)	2.6	(100.8)
Future income and mining tax liabilities/Deferred tax liabilities	(v)	(311.5)	(371.5)	(683.0)
Provisions (1)	(iv)	(11.8)	(5.9)	(17.7)
Other long-term liabilities	(vii)	(22.5)	(12.5)	(35.0)
Non-controlling interest	(vi)	(3.9)	(65.0)	(68.9)
Goodwill	(viii)	5,161.1	377.9	5,539.0
Total Purchase Price		7,358.6	1,361.8	8,720.4

(1)	Under CDN GAAP, provisions were included in other long-term liabilities, amounts were reclassified under IFRS

i.
As consideration for the acquisition, the Company issued 416.4 million common shares and 25.8 million US$ warrants to the shareholders of Red Back, as well as 8.7 million fully vested replacement options to the option holders of Red Back.

Under CDN GAAP, the equity consideration was measured at its fair value at the date the acquisition was announced, August 2, 2010. The fair value of the common shares issued was $6,549.3 million and the fair values of warrants, and replacement options issued were $117.7 million, and $69.8 million, respectively, resulting in a total fair value of $6,736.8 million.

Under IFRS, the equity consideration was measured at its fair value on the acquisition date, September 17, 2010. The fair value of the common shares issued was $7,678.3 million and the fair values of the warrants, and replacement options issued were $161.3 million, and $91.2 million, respectively, resulting in a total fair value of $7,930.8 million. The differences in the measurement of the total equity consideration under IFRS resulted in an increase in the purchase price of $1,194.0 million with a corresponding increase in goodwill. As a result, common share capital and common share purchase warrants increased by $1,172.6 million and contributed surplus by $21.4 million.

ii.
Under CDN GAAP, the Company’s initial investment in Red Back was included in the total purchase price of the acquisition at its original cost of $580.3 million. Under IFRS, the Company’s initial investment in Red Back was included in the total purchase price of the acquisition at its fair value on the acquisition date, September 17, 2010. The fair value of the Company’s initial investment in Red Back on the acquisition date was $789.6 million. The difference in the measurement of Kinross’ initial investment in Red Back under IFRS resulted in an increase in the purchase price of $209.3 million with a corresponding increase in goodwill.

Prior to the acquisition, the Company accounted for its investment in Red Back shares as an available-for-sale investment under both CDN GAAP and IFRS. For CDN GAAP, unrealized gains recorded in OCI were reversed against the carrying value of the investment at the acquisition date. Under IFRS, unrealized gains recorded in OCI of $209.3 million were reversed through net earnings in other income (expense) at the acquisition date.

iii.
Under CDN GAAP, $41.5 million of acquisition-related costs were included in the determination of the purchase price of the acquisition. Under IFRS, acquisition-related costs were expensed in other income (expense) in the period and were not included in the determination of the purchase price. This difference in the treatment of acquisition-related costs under IFRS resulted in a decrease in the purchase price of $41.5 million with a corresponding decrease in goodwill.

F130 KINROSS GOLD 2011 ANNUAL REPORT

iv.
Under CDN GAAP, a portion of the purchase price relating to expected additional value is allocated to goodwill. Under IFRS, the amount related to expected additional value is allocated to mineral interests within property, plant and equipment. As a result, $1,694.4 million was reallocated from goodwill to property, plant and equipment (including mineral interests). Also, under CDN GAAP, the fair values of the Chirano assets were measured at 90% of their fair value. However, for IFRS, these fair values were measured at 100% of their fair value. The difference in the measurement of the fair value of the Chirano assets for IFRS resulted in an increase in property, plant and equipment (including mineral interests) of $66.9 million, and a corresponding decrease in goodwill of $66.9 million.

As a result of the finalization of the purchase price allocation, property, plant and equipment (including mineral interests) decreased by $321.7 million, and provisions increased by $5.9 million resulting in an increase in goodwill of $327.6 million.

v.
As a result of the preliminary adjustments to the purchase equation and fair value allocations under IFRS, deferred income tax under IFRS increased by $440.5 million and goodwill increased by a corresponding amount.

As a result of the finalization of the purchase price allocation under IFRS, deferred income tax liabilities under IFRS decreased by $69.0 million resulting in a corresponding decrease in goodwill.

vi.
Under IFRS, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree is measured at fair values on the acquisition date. The Company holds a 90% interest in the Chirano mine with the Government of Ghana having the right to the remaining 10%.

Based on the preliminary valuation of Chirano assets, under CDN GAAP, non-controlling interest was measured at its book value of $3.9 million. Under IFRS, non-controlling interest was measured at its fair value of $68.8 million, being 10% of the fair value of the net assets acquired on September 17, 2010, the acquisition date. This difference in the measurement of non-controlling interest under IFRS resulted in an increase in non-controlling interest of $64.9 million and a corresponding increase in goodwill.

As a result of the finalization of the purchase price allocation, non-controlling interest increased by $0.1 million, resulting in a corresponding increase in goodwill.

vii.
As a result of the finalization of the purchase price allocation, inventories and accounts payable and accrued liabilities decreased by $3.4 million and $2.6 million, respectively, and other long-term liabilities increased by $12.5 million. Goodwill increased by $13.3 million related to these adjustments.

viii.
The total adjustments in the IFRS preliminary purchase price allocation resulted in an increase in goodwill of $105.9 million as compared to CDN GAAP. As a result of the finalization of the purchase price allocation goodwill was further increased by $272.0 million.

On finalization of the purchase price allocation, goodwill previously included in the corporate and other segment was adjusted to reflect the final purchase price allocation and allocated to the Tasiast ($4,620.4 million) and Chirano ($918.6 million) properties. None of the goodwill recognized is expected to be deductible for tax purposes.

Based on the preliminary purchase price allocations, during the period from the acquisition date to December 31, 2010, the accounting under IFRS resulted in an increase in depreciation, depletion and amortization of $3.0 million with a corresponding decrease in property, plant and equipment (including mineral interests) and a decrease of $0.9 million in both income tax expense and deferred income tax. In addition, on the exercise of options granted as part of the acquisition, $4.4 million of the option valuation adjustment to contributed surplus under IFRS described in (i), above, was reallocated from contributed surplus to common share capital.

As a result of finalizing the purchase price allocation, during the period from the acquisition date to December 31, 2010, depreciation, depletion and amortization further increased by $17.4 million with a corresponding decrease in property, plant and equipment (including mineral interests); production cost of sales increased by an additional $2.0 million with a corresponding decrease in inventories. In addition, property, plant and equipment and the provision for reclamation and remediation obligations increased by $1.1 million and finance expense and accounts payable and accrued liabilities decreased by $0.1 million. Income tax expense and deferred income tax both decreased by an additional $5.7 million and income attributed to non-controlling interest and non-controlling interest decreased by $1.0 million.

KINROSS GOLD 2011 ANNUAL REPORT    F131

(c)	Convertible notes

Under IFRS, the conversion options attached to the convertible notes which provide the Company with the option to settle the conversions in cash are treated as embedded derivatives. As these embedded derivatives are not closely related to the underlying debt, they are separated from the underlying debt and classified as a derivative liability. On initial recognition, this derivative liability was measured at fair value. The difference between the proceeds of the convertible debt and the fair value of the derivative liability was determined to be the carrying value of the underlying debt. Subsequent to initial recognition, the derivative liability is recorded at fair value each reporting period with changes in its fair value being recognized in the consolidated statement of operations. The underlying debt is accreted to its face value using the effective interest method.

Under CDN GAAP, the value of the convertible notes consisted of a debt component and an equity component. On initial recognition, the fair value of the debt component was determined, and the difference between the proceeds and the fair value of the debt component was treated as equity. Subsequent to initial recognition, the debt component was accreted to its face value using the effective interest method. The equity component was not revalued.

On transition, the accounting under IFRS resulted in an increase in unrealized fair value of derivative liabilities of $77.2 million, a decrease in long-term debt of $39.4 million, and a decrease in contributed surplus of $76.6 million. As a result, the accumulated deficit decreased by $38.8 million.

During the year ended December 31, 2010, the accounting under IFRS resulted in an increase of $38.3 million in income included in other income (expense) with a corresponding decrease in unrealized fair value of derivative liabilities. Finance expense increased by $10.8 million with a corresponding increase in long-term debt.

(d)	Warrants

Under IFRS, the outstanding CDN$denominated common share purchase warrants, related to the Bema and Aurelian acquisitions, are considered derivative instruments and have been reclassified as liabilities measured at fair value. On initial recognition and at each subsequent reporting date the derivatives are adjusted to fair value and changes in fair value are recognized in the consolidated statement of operations.

Under CDN GAAP, the Company accounted for its CDN$denominated warrants as equity instruments measured at their historical cost.

On transition, the accounting under IFRS resulted in an increase of $83.6 million in current unrealized fair value of derivative liabilities, a decrease of $68.8 million in common share capital and common share purchase warrants and an increase of $14.8 million in accumulated deficit.

During the year ended December 31, 2010, the decrease in the fair value of the warrants as determined under IFRS resulted in an increase of $35.2 million in income included in other income (expense) with a corresponding decrease in current portion of unrealized fair value of derivative liabilities.

(e)	Provision for reclamation and remediation

Under IFRS, the Company recognizes a provision based on the estimated amount to be paid out at the time of decommissioning, discounted using a pre-tax discount rate that reflects the market’s assessment of the time value of money and the risks specific to the liability at the reporting date. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates in addition to changes in estimated timing or amount of future cash flows.

F132  KINROSS GOLD 2011 ANNUAL REPORT

As a result of applying the IFRS 1 election related to reclamation and remediation obligations, the Company estimated the amount that would have been included in the cost of the reclamation and remediation asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the periods prior to the transition date. Accumulated depreciation on the cost at the transition date was determined using the UOP method based on the current estimate of the life of mine and the recoverable ounces to be mined from estimated proven and probable reserves.

Under CDN GAAP, the Company recorded a provision for reclamation and remediation based on the estimated amount to be paid out at the time of decommissioning discounted to the current date using a credit adjusted risk free rate. Subsequent to a provision for reclamation and remediation being recorded, changes to the estimated liability, other than accretion, were recorded only as a result of changes in the timing or amount of future cash flows to settle the obligations.

On transition to IFRS, the provision for reclamation and remediation was increased by $163.4 million in the opening balance sheet. The application of the IFRS 1 exemption resulted in an increase of $85.4 million to the carrying value of property, plant and equipment in the opening balance sheet. These adjustments resulted in an increase in the Company’s accumulated deficit of $59.0 million, net of related income tax of $18.5 million and non-controlling interest of $0.5 million.

During the year ended December 31, 2010, the accounting under IFRS resulted in an increase of $8.1 million in depreciation, depletion and amortization and a decrease of $1.9 million in production cost of sales. Property, plant and equipment increased by $31.3 million and provisions increased by $30.3 million. Finance expense (accretion) decreased by $7.2 million and both income attributed to non-controlling interest and non-controlling interest decreased by $0.2 million. Income tax expense and deferred income tax liabilities both decreased by $0.8 million.

(f)	Borrowing costs

Under IFRS, IAS 23 ‘‘Borrowing Costs’’ (‘‘IAS 23’’) provides specific guidance on the requirement to capitalize borrowing costs related to qualifying assets. IFRS 1 provides an optional exemption permitting the application of IAS 23 prospectively. In applying this exemption, the Company reversed the amount of capitalized interest included in the balance sheet at the transition date under CDN GAAP with a corresponding adjustment to accumulated deficit on the transition date.

Under CDN GAAP, the Company may choose to adopt a policy to capitalize borrowing costs attributable to property, plant and equipment under certain conditions. In addition, CDN GAAP does not provide specific guidance as to identifying qualifying assets.

On transition to IFRS, the Company elected to apply IAS 23 prospectively as permitted under IFRS 1. The reversal of previously capitalized borrowing costs resulted in a reduction in the carrying value of property, plant and equipment of $59.5 million in the Company’s opening balance sheet. This adjustment resulted in an increase in the Company’s accumulated deficit of $38.8 million, net of related income tax of $15.2 million and non-controlling interest of $5.5 million.

During the year ended December 31, 2010, the accounting under IFRS resulted in decreases of $8.7 million in depreciation, depletion and amortization, $3.4 million in property, plant and equipment and $0.9 million in deferred tax liabilities and income tax expense. Interest expense included in finance expense increased by $12.1 million and income attributed to non-controlling interest and non-controlling interest were each increased by $1.5 million.

(g)	Exploration and evaluation

Under IFRS, except in the case of acquired exploration assets, E&E costs are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, exploration and evaluation costs are capitalized prospectively. Upon demonstration of technical feasibility and commercial viability, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Acquired exploration assets are always capitalized.

KINROSS GOLD 2011 ANNUAL REPORT    F133

Under CDN GAAP, except in the case of acquired exploration assets, exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties were expensed as incurred. Once proven and probable reserves for a project were established and the Company determined that the property could be economically developed, further exploration and evaluation costs were capitalized prospectively.

On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in an increase of $74.4 million in property, plant and equipment and $9.6 million in deferred tax liabilities and a decrease of $63.1 million in the accumulated deficit. Non-controlling interest increased by $1.7 million. Of the amount capitalized to property, plant and equipment, $25.8 million related to capitalized E&E costs and the balance related to capitalized development costs.

During the year ended December 31, 2010, the accounting under IFRS resulted in increases of $71.8 million in property plant and equipment and $4.9 million in depreciation, depletion and amortization. Other operating costs and exploration and business development expenses decreased by $43.9 million and $32.8 million, respectively. Income tax expense increased by $6.6 million with a corresponding increase in deferred income tax. In addition, income attributed to non-controlling interest and non-controlling interest both increased by $2.8 million. Of the amount capitalized to property, plant and equipment, $45.5 million related to capitalized E&E costs, the balance related to capitalized development costs.

(h)	Deferred tax on prior asset acquisitions

Under IFRS, a deferred tax liability or asset is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination.

Under CDN GAAP, when an asset is acquired other than in a business combination and the tax basis of that asset is less than or more than its cost, the cost or benefit of future income taxes recognized at the time of acquisition should be added to or deducted from the cost of the asset and the future tax liability or asset recognized.

On transition, the accounting required under IFRS resulted in a decrease in property, plant and equipment of $262.8 million and future income tax liabilities by $236.1 million. The difference of $26.7 million was an increase to the accumulated deficit.

During the year ended December 31, 2010, the accounting under IFRS resulted in decreases in property, plant and equipment of $93.7 million and $53.5 million in deferred tax liabilities. As a result of the reversal of deferred tax on transition and during the year, the Company recorded an increase of $39.9 million in income tax expense and a decrease in accounts payable and accrued liabilities of $0.3 million.

(i)	Income taxes

Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

Under CDN GAAP, in the determination of temporary differences related to non monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future income tax amount is then translated into the Company’s functional currency if it is different from the local currency.

F134   KINROSS GOLD 2011 ANNUAL REPORT

On transition, the accounting under IFRS related to the determination of temporary differences of foreign currency non-monetary assets and liabilities resulted in an opening balance sheet adjustment to decrease future income taxes and the accumulated deficit by approximately $98.0 million on transition to IFRS.

In addition, on transition, other changes in the determination of timing differences under IFRS resulted in a decrease to future tax liabilities of $33.4 million, with a corresponding decrease to the accumulated deficit.

During the year ended December 31, 2010, income tax expense was increased by $8.5 million. Current tax payable was increased by $11.4 million, deferred tax assets were increased by $11.1 million, and deferred tax liabilities were decreased by $4.3 million. In addition, accounts payable and accrued liabilities and production cost of sales decreased by $8.4 million. Expenses included in other income (expense) were decreased by $12.5 million.

(j)	Share-based payments

Under IFRS, IFRS 2 ‘‘Share-based Payment’’ has been applied to equity instruments granted after November 7, 2002 that had not vested prior to the transition date. Where options and restricted share units issued under the Company’s share-based compensation plans that vest over a number of periods, each vesting amount is valued as a separate tranche and each tranche is amortized over its vesting period.

Under CDN GAAP, stock options and restricted share units that were subject to graded vesting, i.e. that vest in equal increments over a three year period, were treated as a single grant for purposes of valuation. The value of the grant was then amortized evenly over the vesting period. The result of the treatment under IFRS as compared with CDN GAAP is generally to accelerate the recognition of compensation costs.

On transition, the accounting under IFRS resulted in decreases of $0.9 million in accounts payable and accrued liabilities and increases of $14.4 million in contributed surplus and $13.5 million in accumulated deficit.

During the year ended December 31, 2010, the accounting required under IFRS resulted in a decrease of $0.5 million in general and administrative expense, and an increase of $0.9 million in accounts payable and accrued liabilities. Common share capital decreased by $0.4 million and contributed surplus decreased by $1.0 million.

(k)	Impairment of property, plant and equipment

Under IFRS, IAS 36 ‘‘Impairment of Assets’’ (‘‘IAS 36’’) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount. The impairment charge under IFRS is the amount by which the carrying amount exceeds the recoverable amount. In addition, impairment losses for assets other than goodwill are required to be reversed where circumstances requiring the impairment charge have changed and support the reversal.

Under CDN GAAP whenever the estimated future cash flows, on an undiscounted basis, of a property are less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. CDN GAAP does not permit the reversal of impairment losses recognized in prior periods under any circumstances.

Under CDN GAAP, no impairment charge was recognized for either goodwill or property, plant and equipment at December 31, 2010.

On transition to IFRS, following a comprehensive review of historical impairment charges, the Company determined that a portion of the previously recognized impairment loss relating to the Fort Knox mine should be reversed. The reversal was attributed to mineral interests in property, plant and equipment as a result of favourable changes in gold price and the introduction of the heap leach process enabling more economic gold recovery at the Fort Knox mine since the impairment charge was recorded in 2005. The impairment reversal resulted in increases of $9.3 million in property, plant and equipment and $2.5 million in deferred tax liabilities, and a decrease of $6.8 million in accumulated deficit.

KINROSS GOLD 2011 ANNUAL REPORT    F135

During the year ended December 31, 2010, the amount of the impairment reversed on transition was fully amortized resulting in an increase in depreciation, depletion and amortization of $9.3 million with a corresponding decrease in property, plant and equipment and a decrease of $2.5 million in both deferred tax liabilities and income tax expense.

Under IFRS, the Company conducts an annual goodwill impairment test in accordance with the methodology described in Note 3(ix). In addition, the carrying value of property, plant and equipment is tested for impairment when there are events and circumstances that indicate that the carrying value of the underlying assets might not be recoverable.

At December 31, 2010, the Company completed its annual goodwill impairment testing under IFRS in accordance with the methodology described in Note 3(ix) and it was determined that there was no impairment to goodwill. As at December 31, 2010, the Company determined that the recoverable amount determined as the fair value less costs to sell of Fruta del Norte, a pre-development project in Ecuador, was less than its carrying amount. The estimate of fair value less costs to sell was based on the accounting policy described in Note 3(ix). As such, an impairment charge of $290.7 million was recorded in exploration and business development costs in the consolidated statement of operations for the year ended December 31, 2010 with a corresponding decrease in property, plant and equipment. Under CDN GAAP, no such impairment was recorded because the estimated future cash flows, on an undiscounted basis, of Fruta del Norte exceeded its carrying amount.

(l)	Interest in joint ventures

Under IFRS, in accordance with IAS 31 ‘‘Interests in Joint Ventures’’, when a jointly controlled entity becomes an associate as a result of a partial disposal, the investment retained is remeasured to fair value. As a result, the gain or loss on disposal is equal to the difference between the net proceeds and the carrying value for the interest disposed of plus the difference between the fair value of the retained interest and its carrying value prior to the disposal.

Under CDN GAAP, following a partial disposition of an investment where joint control is lost and the investment is to be accounted for using the equity method, the gain or loss on disposal is calculated as the difference between the net proceeds from the partial disposal and the carrying value of the investment disposed of. The retained interest in the investment is transferred to an equity method investment at its carrying value.

On transition, the accounting required under IFRS did not result in an adjustment.

On March 31, 2010, Kinross sold one half of its 50% interest in the Cerro Casale project, which was accounted for as a joint venture. As a result of the sale, the Company’s interest was accounted for as an investment in an associate prospectively from March 31, 2010. The accounting under IFRS for the transfer from a joint venture to an investment in an associate resulted in an increase of $41.4 million in investments in associates with a corresponding increase in income included in other income (expense) related to the difference between the fair value of the retained interest in Cerro Casale and its carrying value prior to the disposition. At the transaction date, income tax expense and deferred tax liabilities were each increased by $7.0 million. There was no additional impact during the remainder of the year.

(m)	Investments in associates

Under IFRS, determining whether significant influence exists considers, among other things, the Company’s equity interest in an investment inclusive of potential voting rights, after giving effect to shares issued and those presently issuable by the investee.

F136   KINROSS GOLD 2011 ANNUAL REPORT

Under CDN GAAP, the Company’s investment in an investee is determined based on the number of shares issued and outstanding at the time the determination is made. CDN GAAP does not consider potential voting rights in determining whether an investor has significant influence over an investment.

On transition to IFRS, the Company recorded an adjustment to increase the carrying value of long-term investments by $16.3 million in the Company’s opening balance sheet as a result of the change in classification of an investment from equity method to available-for-sale. As a result, the accumulated deficit was decreased by $16.3 million.

During the year ended December 31, 2010, the accounting under IFRS resulted in a decrease in equity in losses of associates of $2.0 million. In addition, as described above, during the year, the investment was reclassified as available-for-sale under CDN GAAP aligning the accounting treatment under CDN GAAP with IFRS. As a result, the opening IFRS adjustment was reversed and accumulated other comprehensive loss was increased by $18.3 million.

(n)	Other

Other IFRS adjustments on transition resulted in increases of $5.6 million in provisions and $6.1 million in accumulated deficit, and decreases of $1.2 million in deferred tax liabilities and $1.7 million in accumulated other comprehensive loss.

KINROSS GOLD 2011 ANNUAL REPORT    F137

MINERAL RESERVE AND
MINERAL RESOURCE STATEMENT

PROVEN AND PROBABLE MINERAL RESERVES

Gold

Proven and Probable Mineral Reserves (1,3,6,7,14)
Kinross Gold Corporation’s Share at December 31, 2011

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
North America
Fort Knox Area	USA	100.0%	141,633	0.39	1,763	173,036	0.46	2,540	314,669	0.43	4,303
Kettle River	USA	100.0%	-	-	-	1,082	10.96	381	1,082	10.96	381
Round Mountain Area	USA	50.0%	24,968	0.70	563	50,048	0.53	849	75,016	0.59	1,412
Subtotal			166,601	0.43	2,326	224,166	0.52	3,770	390,767	0.49	6,096
South America
Cerro Casale (10)	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
Crixás (9)	Brazil	50.0%	1,859	3.35	200	1,458	3.73	175	3,317	3.52	375
Fruta del Norte	Ecuador	100.0%	-	-	-	25,440	8.21	6,715	25,440	8.21	6,715
La Coipa (11)	Chile	100.0%	12,435	1.36	544	2,828	1.33	121	15,263	1.36	665
Lobo-Marte (13)	Chile	100.0%	-	-	-	164,230	1.14	6,028	164,230	1.14	6,028
Maricunga Area	Chile	100.0%	126,709	0.74	3,000	145,472	0.63	2,948	272,181	0.68	5,948
Paracatu	Brazil	100.0%	682,118	0.40	8,670	640,113	0.42	8,715	1,322,231	0.41	17,385
Subtotal			880,546	0.48	13,609	1,221,516	0.75	29,318	2,102,062	0.64	42,927
Africa
Chirano	Ghana	90.0%	8,135	1.46	381	14,505	3.43	1,599	22,640	2.72	1,980
Tasiast	Mauritania	100.0%	88,808	1.75	4,990	40,075	1.92	2,467	128,883	1.80	7,457
Subtotal			96,943	1.72	5,371	54,580	2.32	4,066	151,523	1.94	9,437
Russia
Dvoinoye	Russia	100.0%	-	-	-	1,950	17.80	1,116	1,950	17.80	1,116
Kupol	Russia	100.0%	2,073	10.09	673	7,488	9.63	2,319	9,561	9.73	2,992
Subtotal			2,073	10.09	673	9,438	11.32	3,435	11,511	10.66	4,108
Total Gold			1,146,163	0.60	21,979	1,509,700	0.84	40,589	2,655,863	0.73	62,568

F138    KINROSS GOLD 2011 ANNUAL REPORT

Silver

Proven and Probable Mineral Reserves (1,3,6,7)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
North America
Round Mountain Area	USA	50.0%	110	7.8	28	11,492	7.1	2,616	11,602	7.1	2,644
Subtotal			110	7.8	28	11,492	7.1	2,616	11,602	7.1	2,644
South America
Cerro Casale (10)	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Fruta del Norte	Ecuador	100.0%	-	-	-	25,440	11.0	9,004	25,440	11.0	9,004
La Coipa (11)	Chile	100.0%	12,435	41.6	16,639	2,828	37.5	3,406	15,263	40.8	20,045
Subtotal			69,860	9.0	20,161	270,243	2.7	23,560	340,103	4.0	43,721
Russia
Dvoinoye	Russia	100.0%	-	-	-	1,950	21.8	1,370	1,950	21.8	1,370
Kupol	Russia	100.0%	2,073	143.2	9,548	7,488	114.6	27,589	9,561	120.8	37,137
Subtotal			2,073	143.2	9,548	9,438	119.1	28,959	11,511	104.0	38,507
Total Silver			72,043	12.8	29,737	291,173	5.9	55,135	363,216	7.3	84,872

Copper

Proven and Probable Mineral Reserves (3,6,7)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
South America
Cerro Casale (10)	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
Subtotal			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
Total Copper			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

KINROSS GOLD 2011 ANNUAL REPORT    F139

MEASURED AND INDICATED MINERAL RESOURCES

Gold

Measured and Indicated Mineral Resources
(excludes Proven and Probable Reserves) (2,3,4,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
North America
Fort Knox Area	USA	100.0%	7,638	0.33	81	104,460	0.40	1,345	112,098	0.40	1,426
Round Mountain Area	USA	50.0%	16,143	0.77	400	59,535	0.49	938	75,678	0.55	1,338
White Gold Area (12)	Canada	100.0%	-	-	-	9,797	3.19	1,005	9,797	3.19	1,005
Subtotal			23,781	0.63	481	173,792	0.59	3,288	197,573	0.59	3,769
South America
Cerro Casale (10)	Chile	25.0%	5,853	0.29	55	68,534	0.35	777	74,387	0.35	832
Crixás (9)	Brazil	50.0%	238	4.87	37	283	3.70	34	521	4.23	71
Fruta del Norte	Ecuador	100.0%	-	-	-	4,266	4.89	671	4,266	4.89	671
La Coipa (11)	Chile	100.0%	12,041	1.09	422	4,785	1.02	157	16,826	1.07	579
Lobo-Marte (13)	Chile	100.0%	-	-	-	34,052	0.83	908	34,052	0.83	908
Maricunga Area	Chile	100.0%	20,056	0.64	413	182,061	0.58	3,374	202,117	0.58	3,787
Paracatu	Brazil	100.0%	44,937	0.29	415	262,709	0.34	2,876	307,646	0.33	3,291
Subtotal			83,125	0.50	1,342	556,690	0.49	8,797	639,815	0.49	10,139
Africa
Chirano	Ghana	90.0%	1,031	1.57	52	2,276	2.25	164	3,307	2.04	216
Tasiast	Mauritania	100.0%	119,307	0.62	2,367	283,909	0.96	8,738	403,216	0.86	11,105
Subtotal			120,338	0.63	2,419	286,185	0.97	8,902	406,523	0.87	11,321
Russia
Dvoinoye	Russia	100.0%	-	-	-	243	17.79	139	243	17.79	139
Subtotal			-	-	-	243	17.79	139	243	17.79	139
Total Gold			227,244	0.58	4,242	1,016,910	0.65	21,126	1,244,154	0.63	25,368

Silver

Measured and Indicated Mineral Resources
(excludes Proven and Probable Reserves) (2,3,4,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
North America
Round Mountain Area	USA	50.0%	35	7.7	9	5,088	6.5	1,058	5,123	6.5	1,067
Subtotal			35	7.7	9	5,088	6.5	1,058	5,123	6.5	1,067
South America
Cerro Casale (10)	Chile	25.0%	5,853	1.3	240	68,534	1.1	2,419	74,387	1.1	2,659
Fruta del Norte	Ecuador	100.0%	-	-	-	4,266	10.3	1,412	4,266	10.3	1,412
La Coipa (11)	Chile	100.0%	12,041	39.3	15,224	4,785	20.1	3,093	16,826	33.9	18,317
Subtotal			17,894	26.9	15,464	77,585	2.8	6,924	95,479	7.3	22,388
Russia
Dvoinoye	Russia	100.0%	-	-	-	243	12.3	96	243	12.3	96
Subtotal			-	-	-	243	12.3	96	243	12.3	96
Total Silver			17,929	26.8	15,473	82,916	3.0	8,078	100,845	7.3	23,551

F140    KINROSS GOLD 2011 ANNUAL REPORT

Copper

Measured and Indicated Mineral Resources
(excludes Proven and Probable Reserves) (3,4,7,8)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)

South America
Cerro Casale (10)	Chile	25.0%	5,853	0.13	16	68,534	0.16	243	74,387	0.16	259
Subtotal			5,853	0.13	16	68,534	0.16	243	74,387	0.16	259
Total Copper			5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

INFERRED MINERAL RESOURCES

Gold

Inferred Mineral Resources (2,3,4,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross		Inferred
		Interest	Tonnes	Grade		Ounces
Property	Location	(%)	(kt)	(g/t	)	(koz)
North America
Fort Knox Area	USA	100.0%	22,180	0.41		295
Kettle River (5)	USA	100.0%	255	10.39		85
Round Mountain Area	USA	50.0%	35,242	0.41		464
White Gold Area (12)	Canada	100.0%	9,391	1.91		578
Subtotal			67,068	0.66		1,422
South America
Cerro Casale (10)	Chile	25.0%	124,894	0.37		1,504
Crixás (9)	Brazil	50.0%	3,405	4.67		511
Fruta del Norte	Ecuador	100.0%	22,093	5.13		3,645
La Coipa (11)	Chile	100.0%	4,508	2.07		300
Lobo-Marte (13)	Chile	100.0%	112,767	0.78		2,834
Maricunga Area	Chile	100.0%	377,609	0.47		5,651
Paracatu	Brazil	100.0%	158,591	0.40		2,020
Subtotal			803,867	0.64		16,465
Africa
Chirano	Ghana	90.0%	1,508	1.75		85
Tasiast	Mauritania	100.0%	78,217	0.74		1,860
Subtotal			79,725	0.76		1,945
Russia
Dvoinoye	Russia	100.0%	155	12.82		64
Kupol	Russia	100.0%	425	15.50		212
Subtotal			580	14.80		276
Total Gold			951,240	0.66		20,108

KINROSS GOLD 2011 ANNUAL REPORT    F141

Silver

Inferred Mineral Resources (2,3,4,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross		Inferred
		Interest	Tonnes	Grade		Ounces
Property	Location	(%)	(kt)	(g/t	)	(koz)
North America
Round Mountain Area	USA	50.0%	207	3.1		20
Subtotal			207	3.0		20
South America
Cerro Casale (10)	Chile	25.0%	124,894	1.0		4,198
Fruta del Norte	Ecuador	100.0%	22,093	10.4		7,359
La Coipa (11)	Chile	100.0%	4,508	49.1		7,113
Subtotal			151,495	3.8		18,670
Russia
Dvoinoye	Russia	100.0%	155	12.6		63
Kupol	Russia	100.0%	425	219.1		2,994
Subtotal			580	164.0		3,057
Total Silver			152,282	4.4		21,747

Copper

Inferred Mineral Resources (3,4,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2011

		Kinross		Inferred
		Interest	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)
South America
Cerro Casale (10)	Chile	25.0%	124,894	0.19	527
Subtotal			124,894	0.19	527
Total Copper			124,894	0.19	527

F142    KINROSS GOLD 2011 ANNUAL REPORT

Mineral Reserve and Mineral Resource Statement Notes

(1)
Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of US $1,200 per ounce, a silver price of US $30.00 per ounce and a copper price of US $3.00 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to US $	31
Chilean Peso to US $	485
Brazilian Real to US $	1.65
Ghanaian Cedi to US $	1.50
Mauritanian Ouguiya to US $	275

(2)
Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of US $1,400 per ounce, a silver price of US $33.00 per ounce, a copper price of US $3.75 per pound and the following foreign exchange rates:

Russian Rouble to US $	29
Chilean Peso to US $	471
Brazilian Real to US $	1.61
Ghanaian Cedi to US $	1.50
Mauritanian Ouguiya to US $	275

(3)
The Company’s mineral reserves and mineral resources as at December 31, 2011 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended from time to time, the “CIM Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4)
Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM Standards. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5)	Kettle River mineral resources were estimated using the same gold price as mineral reserves (US $1,200/oz).

(6)
Except as provided in Note (12), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, at December 31, 2011, and a qualified person as defined by NI 43-101.

(7)
The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(8)
Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9)
The Crixás mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported based on a gold price of US $1,100 per ounce. Mineral resources are reported using a gold price of US $1,600 per ounce. Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Real to US $1.94.

(10)
Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves - Gold price of US $1,200 per ounce, Silver price of US $22.00 per ounce, Copper price of US $2.75 per pound
Mineral resources - Gold price of US $1,400 per ounce, Silver price of US $28.00 per ounce, Copper price of US $3.25 per pound Chilean Peso to US $500

(11)	Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

(12)
The mineral resource estimates for the White Gold Property were prepared by Mr. Wayne Barnett, Pr.Sci.Nat., and Mr. Marek Nowak, P. Eng., of SRK Consulting, both of whom are qualified persons as defined by NI 43-101. Mineral resources are reported at a cut-off of 0.5 g/t for open pit and 2.0 g/t for underground.

(13)	The mineral resources and mineral reserves for Lobo-Marte are based on the pre-feasibility study completed by the Company in 2010.

(14)
The mineral reserves presented herein comply with the reserve categories of SEC Guide 7 except for mineral reserves at Lobo-Marte, which estimates are based on the pre-feasibility study completed in 2010. For mineral reserves under NI 43-101, a pre-feasibility study is sufficient, however for reserves under SEC Guide 7, a feasibility study is required.

KINROSS GOLD 2011 ANNUAL REPORT    F143

MINERAL RESERVE AND MINERAL RESOURCE DEFINITIONS

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

F144    KINROSS GOLD 2011 ANNUAL REPORT

SUMMARIZED FIVE-YEAR REVIEW

	2011	2010	2009	2008	2007
Operating results (in millions of U.S. dollars)
Revenue	$3,943.3	$3,010.1	$2,412.1	$1,617.0	$1,093.0
Net earnings (loss) attributed to common shareholders	(2,073.6)	759.7	309.9	(807.2)	334.0
Cash flow provided from operating activities	1,416.9	1,002.2	785.6	443.6	341.2
Capital expenditures	1,651.5	628.3	481.2	714.7	601.1

Financial position (in millions of U.S. dollars)
Cash, cash equivalents and short-term investments	1,767.3	$1,466.6	$632.4	$525.1	$561.2
Working capital	2,322.1	1,687.0	752.9	573.4	526.3
Total assets	16,508.8	17,795.2	8,013.2	7,387.5	6,729.3
Long-term debt (including current portion)	1,633.1	474.4	692.2	950.9	564.1
Common shareholders’ equity	12,390.4	14,531.1	5,559.5	4,776.9	4,837.8
Debt to capitalization	13%	3%	12%	20%	12%

Per share data (U.S. dollars)
Net earnings (loss) - basic	$(1.83)	$0.92	$0.45	$(1.28)	$0.60

KINROSS SHARE TRADING DATA

	2011
	High	Low
TSX (Cdn dollars)
First quarter	$18.70	$14.10
Second quarter	$16.01	$13.53
Third quarter	$18.17	$14.78
Fourth quarter	$15.84	$11.08

NYSE (U.S. dollars)
First quarter	$19.26	$14.27
Second quarter	$16.74	$13.84
Third quarter	$18.25	$14.21
Fourth quarter	$15.08	$11.10

KINROSS GOLD 2011 ANNUAL REPORT    F145

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aim”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “timeline”, “envision”, “estimates”, “forecasts”, “goal”, “guidance”, “objective”, “potential”, “prospects”, “seek”, “strategy”, “targets”, “models”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectation, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; and (16) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S.; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and Management Discussion and Analysis for the 2011 fiscal year. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

F146    KINROSS GOLD 2011 ANNUAL REPORT

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce. (1)

A $10 change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

(1)	Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD 2011 ANNUAL REPORT    F147

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this Annual Report has been prepared under the supervision of Mr. Rob Henderson, a former officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this Annual Report has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

F148    KINROSS GOLD 2011 ANNUAL REPORT

CORPORATE INFORMATION

Shareholder Information

Transfer Agent and Registrar

Computershare
Investor Services Inc.
Toronto, Ontario, Canada
Toll-free: 1-800-564-6253

Annual Shareholders Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. EDT on Wednesday, May 9, 2012 at the Design Exchange 234 Bay Street Toronto, Ontario, Canada

Trading Data

TSX

K – common

K.WT.C – warrants (exp. 09/03/13)

K.WT.D – warrants (exp. 09/17/14)

NYSE

KGC – common

Legal Counsel

Osler, Hoskin & Harcourt LLP
Toronto, Ontario, Canada

Blake, Cassels & Graydon LLP
Toronto, Ontario, Canada

Sullivan & Cromwell LLP
New York, New York, United States

Auditors

KPMG LLP
Toronto, Ontario, Canada

Contact Information

General

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario, Canada M5J 2V5
Web site: Kinross.com
Telephone: 416-365-5123
Toll-free: 1-866-561-3636
Facsimile: 416-363-6622
E-mail: info@kinross.com

Media Relations

Steve Mitchell, Vice-President,
Corporate Communications
Telephone: 416-365-2726
E-mail: steve.mitchell@kinross.com

Investor Relations

Erwyn Naidoo, Vice-President,
Investor Relations
Telephone: 416-365-2744
E-mail: erwyn.naidoo@kinross.com

Shareholder Inquiries

Computershare
Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
www.computershare.com/kinross
Toll-free: 1-800-564-6253
Toll-free facsimile: 1-888-453-0330

Publications

To obtain copies of Kinross' publications, please visit our corporate web site at Kinross.com, or contact us by e-mail at info@kinross.com or call 1-866-561-3636.

Corporate Responsibility Report

Kinross publishes its corporate responsibility performance data annually and a comprehensive Global Reporting Initiative (GRI) report every two years. In 2012, we are publishing a web-based GRI corporate responsibility report. The report provides a detailed account of our social, environmental and health and safety performance for 2010 and 2011. The report will be available on our web site mid-2012.

twitter @KinrossGold

WE SUPPORT

Dow Jones Sustainability Indexes
Member 2011/12

JSI
JANTZI SOCIAL INDEX

Member of Business for Social Responsibility

designed and produced by **smith** + associates
www.smithandassoc.com
Please recycle.